2023
ANNUAL REPORT

 MoneyLion®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission File Number: 001-39346

MoneyLion Inc.
(Exact name of registrant as specified in its charter)

Delaware	**85-0849243**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30 West 21st Street, 9th Floor New York, New York	**10010**
(Address of principal executive offices)	(Zip Code)

(212) 300-9865
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ML	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for 1/30th of one share of Class A common stock	ML WS	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2023, was approximately $100,228,000. Shares of the registrant's Class A common stock held by each executive officer and director and by each person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

There were 10,517,998 shares of Class A common stock, par value $0.0001 per share, outstanding as of March 1, 2024.

Documents Incorporated by Reference

The information required by Part III of this Annual Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2024, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report relates.

MoneyLion Inc.
TABLE OF CONTENTS
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2023

INTRODUCTORY NOTE

As used in this Annual Report on Form 10-K, unless the context requires otherwise, references to "MoneyLion," the "Company," "we," "us," "our" and similar references refer to MoneyLion Inc. and, as context requires, its consolidated subsidiaries. "MALKA" refers to Malka Media Group LLC, a wholly-owned subsidiary of MoneyLion Technologies Inc., and "Engine" refers to ML Enterprise Inc., doing business as the brand "Engine by MoneyLion," a wholly-owned subsidiary of MoneyLion Technologies Inc. which was previously named "Even Financial Inc." and subsequently renamed in February 2023.

For convenience, the trademarks and service marks referred to in this Annual Report on Form 10-K are listed without the ®, TM and SM symbols, but we intend to assert, and notify others of, our rights in and to these trademarks and service marks to the fullest extent under applicable law.

Reverse Stock Split

On April 24, 2023, the Company amended the Company's Fourth Amended and Restated Certificate of Incorporation (as amended from time to time, the "Certificate of Incorporation") to effect, effective as of 5:01 p.m. Eastern Time on April 24, 2023, a 1-for-30 reverse stock split (the "Reverse Stock Split") of its Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"). At the effective time of the Reverse Stock Split, every 30 shares of Class A Common Stock either issued and outstanding or held as treasury stock were automatically reclassified into one new share of Class A Common Stock, and the total number of shares of Class A Common Stock authorized for issuance was reduced by a corresponding proportion from 2,000,000,000 shares to 66,666,666 shares. The Reverse Stock Split was approved by the Company's stockholders at a Special Meeting of Stockholders on April 19, 2023 and approved by the Board of Directors on April 21, 2023. The primary goal of the Reverse Stock Split was to increase the per share price of the Class A Common Stock in order to meet the minimum per share price requirement for continued listing on the New York Stock Exchange (the "NYSE"). The Class A Common Stock began trading on the NYSE on an as-adjusted basis on April 25, 2023 under the existing trading symbol "ML."

In addition, as a result of the Reverse Stock Split, proportionate adjustments were made to the number of shares of Class A Common Stock underlying the Company's outstanding equity awards, the number of shares issuable upon the exercise of the Company's outstanding warrants and the number of shares issuable under the Company's equity incentive plans and certain existing agreements, as well as the exercise, grant and acquisition prices of such equity awards and warrants, as applicable. Furthermore, proportionate adjustments were made to the conversion factor at which the Company's previously outstanding Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), converted to Class A Common Stock. The total number of shares of preferred stock of the Company authorized for issuance remained at 200,000,000. Stockholders who would have been entitled to receive fractional shares as a result of the Reverse Stock Split were instead entitled to a cash payment in lieu thereof at a price equal to the fraction of one share to which the stockholder was otherwise entitled multiplied by the closing price per share of the Class A Common Stock on the NYSE on the effective date of the Reverse Stock Split.

The effects of the Reverse Stock Split have been reflected in this Annual Report on Form 10-K for all periods presented.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the information incorporated herein by reference, contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of MoneyLion. These statements are based on the beliefs and assumptions of the management of MoneyLion. Although MoneyLion believes that its respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, MoneyLion cannot assure you that it will achieve or realize these plans, intentions or expectations. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," or "intends" or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, MoneyLion's management.

Forward-looking statements are inherently subject to known and unknown risks and uncertainties, many of which may be beyond MoneyLion's control. Forward-looking statements are not guarantees of future performance or outcomes, and MoneyLion's actual performance and outcomes, including, without limitation, actual results of operations, financial condition and liquidity, and the development of the market in which MoneyLion operates, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 10-K. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

- factors relating to the business, operations and financial performance of MoneyLion, including market conditions and global and economic factors beyond MoneyLion's control;

- MoneyLion's ability to acquire, engage and retain customers and clients and sell or develop additional functionality, products and services to them on the MoneyLion platform;

- MoneyLion's reliance on third-party partners, service providers and vendors, including its ability to comply with applicable requirements of such third parties;

- demand for and consumer confidence in MoneyLion's products and services, including as a result of any adverse publicity concerning MoneyLion;

- any inaccurate or fraudulent information provided to MoneyLion by customers or other third parties;

- MoneyLion's ability to realize strategic objectives and avoid difficulties and risks of any acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions;

- MoneyLion's success in attracting, retaining and motivating its senior management and other key personnel;

- MoneyLion's ability to renew or replace its existing funding arrangements and raise financing in the future, to comply with restrictive covenants related to its long-term indebtedness and to manage the effects of changes in the cost of capital;

- MoneyLion's ability to achieve or maintain profitability in the future;

- intense and increasing competition in the industries in which MoneyLion and its subsidiaries operate;

- risks related to the proper functioning of MoneyLion's information technology systems and data storage, including as a result of cyberattacks, data security breaches or other similar incidents or disruptions suffered by MoneyLion or third parties upon which it relies;

- MoneyLion's ability to protect its intellectual property and other proprietary rights and its ability to obtain or maintain intellectual property, proprietary rights and technology licensed from third parties;

- MoneyLion's ability to comply with extensive and evolving laws and regulations applicable to its business and the outcome of any legal or governmental proceedings that may be instituted against MoneyLion;

- MoneyLion's ability to establish and maintain an effective system of internal controls over financial reporting;

- MoneyLion's ability to maintain the listing of its Class A Common Stock and its publicly traded warrants to purchase Class A Common Stock (the "Public Warrants") on the NYSE and any volatility in the market price of MoneyLion's securities; and

- other factors detailed under Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K.

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K and our management's current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those we face in connection with the successful implementation of our strategy and the growth of our business. The following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our securities and result in a loss of all or a portion of your investment:

- If we are unable to acquire new customers and clients, engage and retain our existing customers and clients or sell additional functionality, products and services to them on our platform, our business will be adversely affected.

- Any failure to effectively match consumer leads from our Channel Partners with product offerings from our Product Partners or any reduced marketing spend by such Product Partners on our Enterprise platform could have a material adverse effect on our business, financial condition, results of operations and cash flows.

- We depend on various third-party partners, service providers and vendors, and any adverse changes in our relationships with these third parties could materially and adversely affect our business, including if we fail to comply with applicable requirements of such third parties.

- Adverse publicity concerning us, our business or our personnel or our failure to maintain our brand in a cost-effective manner could materially and adversely affect our business.

- Demand for our products or services may decline if we do not continue to innovate or respond to evolving technology or other changes.

- If the information provided to us by customers or other third parties is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

- Any acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm its business and negatively impact our results of operations.

- We depend on our senior management team and other key personnel, and if we fail to attract, retain and motivate our personnel, our business, financial condition and results of operations could be adversely affected.

- If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may be unsuccessful in managing the effects of changes in the cost of capital on our business.

- We have a history of losses and may not achieve or maintain profitability in the future.

- Our risk management processes and procedures may not be effective.

- We operate in highly competitive industries, and our inability to compete successfully would materially and adversely affect our business, financial condition, results of operations and cash flows.

- Our business may be adversely affected by economic conditions and other factors, including adverse developments affecting financial institutions or the financial services industry generally, that we cannot control.

- Cyberattacks, data security breaches or other similar incidents or disruptions suffered by us or third parties upon which we rely could have a material adverse effect on our business, harm our reputation and expose us to public scrutiny or liability.

- Defects, failures or disruptions in our systems or those of third parties upon which we rely and resulting interruptions in the availability of our platform could harm our business and financial condition, harm our reputation, result in significant costs to us and expose us to substantial liability.

- We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights, or we may be unable to obtain or maintain intellectual property, proprietary rights and technology licensed from third parties, which could reduce the value of our platform, products, services and brand, impair our competitive position and cause reputational harm.

- We have in the past, and continue to be, subject to inquiries, subpoenas, exams, pending investigations, enforcement matters and litigation by state and federal regulators, the outcomes of which are uncertain and could cause reputational and financial harm to our business, financial condition, results of operations and cash flows.

- Unfavorable outcomes in legal proceedings may harm our business, financial condition, results of operations and cash flows.

- If we are unable to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

- Our business is subject to extensive regulation, examination and oversight in a variety of areas, including registration and licensing requirements under federal, state and local laws and regulations. The legal and regulatory regimes governing certain of our products and services are uncertain and evolving.

- If we fail to operate in compliance with state or local licensing requirements, it could adversely affect our business, financial condition, results of operations and cash flows.

- The highly regulated environment in which our third-party financial institution partners operate may subject us to regulation and could have an adverse effect on our business, financial condition, results of operations and cash flows.

- The collection, processing, use, storage, sharing and transmission of personally identifiable information ("PII") and other sensitive data is subject to stringent and changing state and federal laws, regulations, standards and policies and could give rise to liabilities as a result of our failure or perceived failure to protect such data, comply with privacy and data protection laws and regulations or adhere to the privacy and data protection practices that we articulate to our customers.

- The market price of our securities, including the Class A Common Stock, may be volatile. Our failure to meet the continued listing requirements of the NYSE could result in a delisting of our securities.

The risks described above should be read together with the "Cautionary Statement Regarding Forward-Looking Statements" herein, the other risk factors set forth under Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K, our consolidated financial statements and the related notes presented in Part II, Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K, as well as in other documents that we file with the U.S. Securities and Exchange Commission (the "SEC"). Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial.

Part I

Item 1.   Business

Our Company

MoneyLion is a leader in financial technology, powering the next generation of personalized products and financial content for American consumers. MoneyLion was founded in 2013 with a vision to rewire the financial system. Our mission is to give everyone the power to make their best financial decisions. We believe that the financial wellness gap in America can be addressed by bridging the financial literacy and the financial access gaps, shortening the distance between education and action.

We design and offer modern personal finance products, tools and features and curate money-related content that delivers actionable insights and guidance to our users. We also operate and distribute embedded finance marketplace solutions that match consumers with personalized third-party offers from our partners, providing convenient access to an expansive breadth of financial solutions that enable consumers to borrow, spend, save and achieve better financial outcomes. Our leading marketplace solutions provide valuable distribution, acquisition, growth and monetization channels for our partners. In addition, we provide creative media and brand content services to clients across industries through our media division and leverage our adaptive, in-house content studio to produce and deliver engaging and dynamic content in support of our product and service offerings.

We have purposefully built our platform to help consumers navigate all of their financial inflection points, combining our deep first-party product expertise, engaging content, marketplaces, innovative technology, data and AI capabilities to create the ultimate marketplace solution. As of December 31, 2023, we had 14.0 million Total Customers who used 23.1 million Total Products and over 1,100 Enterprise Partners in our network. We strategically employ comprehensive, data-driven analytics and cutting-edge technology to enhance our platform, creating personalized experiences for our users based on our rich datasets. Utilizing innovative approaches to financial guidance that engage and educate our users within a peer community, we seek to empower consumers to take control of their financial lives.

Our Platform

Consumer

Through our Consumer platform, accessible through the free-to-download MoneyLion mobile application and online at *www.moneylion.com*, we offer our integrated core suite of financial products and services to make premium banking, borrowing and investing accessible to everyone. We believe the simplicity and seamless integration of our products with a full spectrum of financial and non-financial offers from our partners sets us apart in the industry. These products and services include personal financial management tools and features that provide critical insights into a customer's financial health and support informed money-related decisions. We provide a differentiated solution to the industry by matching consumers to engaging and educational, curated money content, which we believe attracts and retains consumers. We continue to develop, expand and refine our product and service offerings, features and content libraries to best serve our customers.

Our Financial Products and Services

RoarMoney

RoarMoney is our Federal Deposit Insurance Corporation ("FDIC")-insured digital demand deposit account with zero minimums, premium features and rewards. Our RoarMoney demand deposit accounts are currently issued by Pathward, N.A. ("Pathward"), a South Dakota-based, nationally chartered bank owned by Pathward Financial, Inc. (NASDAQ: CASH). We charge each RoarMoney account a $1 monthly administrative fee, which is deducted from the customer's RoarMoney account, unless a customer's RoarMoney account has less than $1 on deposit or the customer is a Credit Builder Plus or WOW member (as described further below).

RoarMoney accounts include a virtual debit card as well as a physical MoneyLion Debit Mastercard that can be used at over 55,000 Allpoint ATM network locations to make no-fee withdrawals. RoarMoney accounts can be funded with a paycheck direct deposit, an external debit card, an external bank account or a mobile check capture. For an additional retail service fee of up to $4.95 paid to the retailer, account holders may also make cash deposits to their RoarMoney debit cards through a network of over 100,000 retailers across the country, a service provided by Green Dot Corporation ("Green Dot").

RoarMoney accounts include additional premium features and rewards, many of which are accessible by account holders for no additional mandatory fees, including early paycheck delivery by up to two days, cashback rewards opportunities with qualifying purchases, and "Price Protection," a Mastercard-sponsored insurance benefit worth up to $1,000 in individual coverage limits per year per MoneyLion Debit Mastercard cardholder. RoarMoney accounts also include robust security controls such as multi-factor authentication, contactless payment, instant card lock and protection against unauthorized purchases if cards are lost or stolen.

Instacash

Instacash is our earned wage access product that gives customers early access to their recurring income deposits. Customers who link their RoarMoney account or an external checking account can access Instacash advances at any time during a regular deposit period up to their advance limit, providing customers with the flexibility to cover temporary cash needs. Eligibility for Instacash is based on the verification of the customer's RoarMoney account or external checking account and the customer's identity, without any required credit check. The advance limit is primarily based on a percentage of income or other recurring deposit amounts detected through the linked bank account, subject to special boosts that temporarily raise the advance limit. These processes are fully automated unless there are any issues flagged via our customer identification processes, and we retain sole discretion to make Instacash advances.

There are no fees associated with regular delivery of funds to either a RoarMoney account (typically one to two business days) or an external checking account (typically two to five business days). However, customers have the option to pay an additional fee to receive their funds on an expedited basis (typically within minutes), the amount of which is based on the amount of the disbursement and whether the funds are delivered to a RoarMoney account or an external checking account. Customers may also choose to leave MoneyLion an optional tip for use of the Instacash service.

Membership Programs

Our Credit Builder Plus membership program offers a path for our customers to access and manage funds, establish or rebuild credit history and monitor their financial health through a suite of products and services, including access to the secured personal Credit Builder Loan, for a monthly cost of $19.99. Credit Builder Loans, which range from $500 to $1,000, are offered by our lending subsidiaries and allow members to establish up to twelve months of payment history with Equifax, Experian and TransUnion. The interest rate on a Credit Builder Loan ranges from 5.99% to 29.99%, and all have 12-month terms. For the year ended December 31, 2023, the average amount of a Credit Builder Loan was $720, with a weighted average APR of 21.4%.

The amount of loan proceeds, if any, disbursed to the customer's selected disbursement method is based on the customer's credit profile, and we do not impose any minimum FICO score requirements. Our underwriting is driven by proprietary models that combine applicants' prior credit history, based on credit bureau data, with bank account and income data and their repayment history with MoneyLion. Proceeds not disbursed to the customer are held in reserve in a credit reserve account with a third-party provider, DriveWealth LLC ("DriveWealth"), which account is in the customer's name and maintained by ML Wealth LLC ("ML Wealth"), an indirect wholly-owned subsidiary of MoneyLion. Funds in the credit reserve account are held in money market and/or cash sweep vehicles and serve as collateral that partially or fully secures the loan. The funds may not be withdrawn while the loan is outstanding and may be liquidated by us if the customer defaults on their loan obligations. With each on-time payment, customers build credit history, which is reported to all three credit bureaus, and receive their credit score and other valuable credit insights to track their progress. The funds held in the credit reserve account become fully accessible to the customer once the full loan amount has been repaid.

Although Credit Builder Plus members may incur certain fees or charges for using specific products and services bundled in the membership (such as interest charged on the Credit Builder Loan), Credit Builder Plus members in good standing do not pay additional recurring fees for the RoarMoney account and MoneyLion Investing account included in the membership program — the administrative fees for both accounts are waived. Through qualifying actions and purchases, members can also earn rewards of up to $19.99 per month, allowing them to partially or fully offset the price of the membership.

As part of the continued evolution of our membership model, we launched our new WOW membership in January 2024. For a membership price of $9.99 per month, WOW members receive exclusive access to premium products, offers and features such as cashback marketplace rewards and single stock investing functionality, as well as additional content and engagement opportunities with other members. Similar to Credit Builder Plus members, WOW members in good standing do not pay additional recurring fees for the RoarMoney account and MoneyLion Investing account included in the WOW membership — the administrative fees for both accounts are waived. The WOW membership also comes with many of the benefits associated with the Credit Builder Plus membership, including eligibility for the same Credit Builder Loan.

MoneyLion Investing

MoneyLion Investing is an online investment account that offers access to separately managed accounts invested based on model exchange-traded fund ("ETF") portfolios, enabling customers to invest any amount of their choosing, with no account minimums. Through MoneyLion Investing, customers are able to develop sound investing habits through features such as auto-investing, allowing them to automatically contribute into their account with recurring direct deposits, and "Round Ups" (as described further below under "— Round Ups"). MoneyLion Investing accounts are managed on a discretionary basis by ML Wealth, an SEC-registered investment adviser. As of December 31, 2023, ML Wealth had discretionary assets under management of approximately $11.4 million. Brokerage and custodial services are provided by DriveWealth. See "— Our Business Model — Third-Party Providers — DriveWealth" for additional information regarding our agreement with DriveWealth.

With a MoneyLion Investing account, customers establish their investment strategy based on their preferred balance of risk and return and receive a personalized portfolio comprising a mix of stock and bond ETFs. MoneyLion Investing accounts are managed and rebalanced toward target asset allocations periodically, as well as whenever there is money movement within an account or when model allocations are updated. Wilshire Associates, Inc. ("Wilshire") provides ML Wealth with consulting services to develop and maintain the risk-based asset allocation and ETF selection for the core allocation models that ML Wealth offers to customers. ML Wealth compensates Wilshire directly through a flat fee investment consulting arrangement for its services, including asset allocation research and advice, as well as security due diligence and selection.

Additionally, customers can invest in their interests by adding thematic investing aligned to specific topics such as technology innovation and social responsibility. These additional thematic ETF models are incorporated as part of a customer's target asset allocations alongside their core risk-based asset allocation model. Thematic investment portfolios are powered by Wilshire and Global X Management Company LLC ("Global X"), which each provide research and consulting services regarding the construction of the thematic portfolios. ML Wealth does not compensate Global X for these services.

We charge each MoneyLion Investing account a tiered monthly administrative fee based on the account value: $1 for accounts valued up to $5,000, $3 for accounts valued over $5,000 but under $25,000, and $5 for accounts valued over $25,000. This fee is deducted from the customer's MoneyLion Investing account, unless the account has no balance or the customer is a Credit Builder Plus or WOW member (as described above). We do not separately charge ongoing management or trading fees.

MoneyLion Crypto

MoneyLion Crypto is an online cryptocurrency account available only to RoarMoney account holders that enables customers to buy, sell and hold certain cryptocurrencies. The account is provided by Zero Hash LLC and its affiliate, Zero Hash Liquidity Services LLC (collectively, "Zero Hash") and is available in all U.S. states and the District of Columbia except for Hawaii. The Zero Hash entities are registered as money services businesses with FinCEN and hold active money transmitter licenses (or the state equivalent of such licenses) in all U.S. states and the District of Columbia except for (i) California and Wisconsin, where Zero Hash relies upon licensing exemptions; (ii) Montana, which does not currently have a money transmitter licensing requirement; and (iii) Hawaii. See "— Our Business Model — Third-Party Providers — Zero Hash" for additional information regarding our agreement with Zero Hash.

Customers are subject to a minimum purchase per transaction of $1 and a daily maximum total purchase limit of $10,000, funded using the balance in their RoarMoney account. We do not charge an additional transaction fee to buy or sell crypto assets. MoneyLion Crypto also includes features such as auto-investing, allowing customers to automatically purchase available cryptocurrencies on an automated, recurring basis based on a frequency of their choice (daily, weekly, biweekly or monthly), and "Round Ups" to purchase Bitcoin (as described further below under "— Round Ups").

As of December 31, 2023, the only cryptocurrencies available through MoneyLion Crypto were Bitcoin, Bitcoin Cash, Ether and Litecoin. We have evaluated and will continue to evaluate expanding the cryptocurrency offerings available to our customers in light of, among other factors, customer demand, estimated costs, potential risks and applicable laws and regulatory guidance relating to different types of cryptocurrency and digital assets. Transactions in additional digital assets may only be made available through MoneyLion Crypto if mutually agreed between us and Zero Hash, and both we and Zero Hash must consent in writing before adding any additional digital assets to the program.

Round Ups

As part of our core suite of products and services, we provide features designed to encourage customers to establish good saving and investing habits. Using our "Round Ups" feature, customers automatically round up qualifying purchases made on their RoarMoney account or an external debit or credit card to the nearest dollar, with the option to double their Round Ups. Once Round Ups reach $5, the amount is either transferred to the customer's MoneyLion Investing account and invested in accordance with the customer's chosen investment strategy or transferred to the customer's MoneyLion Crypto account and invested in Bitcoin, at the customer's choice.

All MoneyLion users are eligible to sign up for Round Ups. In order to enable Round Ups, a customer is required to designate (i) at least one linked debit or credit card as a transaction source from which qualifying purchases will be rounded up and (ii) a linked bank account to fund Round Ups. There are no additional fees required to use the Round Up feature, though separate fees may be required associated with the RoarMoney and MoneyLion Investing accounts, as described above.

The Round Up feature allows customers to build their MoneyLion Investing or MoneyLion Crypto portfolio with discipline and consistency, helping customers stay invested even in challenging times, with frequent and regular investments that avoid overreactions to market movements and headlines. We believe this feature provides our customers with the option to take easy action to live a better financial life, helping them to achieve their financial goals or bridge times of financial need.

Guidance

As part of our mission to give everyone the power to make their best financial decisions, we seek to deliver an engaging, data-driven personal financial management experience to our users, offering actionable insights and guidance via a personalized content feed in the MoneyLion mobile application called Discover. Through the Discover feed, we provide curated video content to consumers from our network of creators, including MoneyLion original series produced in-house, on relevant and trending topics such as investing, budgeting, taxes, money tips and financial news, based on what our algorithms and proprietary data sets determine is most relevant for them. Our vast content library is complemented by innovative tools and features that deepen engagement within the MoneyLion ecosystem, including financial calculators and AI-powered search through which users can better understand their financial lives.

Powered by our media division, our content capabilities allow us to not only drive higher engagement but also encourage our customers' exploration of ideas, advice and insights regarding their financial lives, with personalized offers at their fingertips to take action. Our efforts to reach customers through easily digested and enjoyable content is not only designed to enhance their financial literacy but also to pique curiosity, entertain and deliver a delightful in-app experience. Ultimately, our content strategy seeks to place MoneyLion as the go-to destination when customers seek both guidance and solutions for all of their money decisions.

Enterprise

Consumer Marketplace

Our Enterprise business infrastructure and technology powers our Consumer marketplace, delivered through the MoneyLion mobile application and website, through which customers can access a broad range of personalized and actionable offers for both financial and non-financial products and services. These offers, provided by our Product Partners, are accessible by consumers on a standalone basis and cover a wide variety of verticals, including personal loans, saving accounts, credit cards, insurance, financial wellness and mortgages, among others.

The Consumer marketplace expands the breadth and depth of available products and services on our platform. We leverage our machine-learning recommendation algorithms and vast amounts of contextualized data about our customers to deliver highly relevant solutions for them in one easy-to-access, easy-to-use experience. We believe we create more value for our customers by providing additional opportunities for them to earn more, save more and spend and borrow smarter. We continue to evaluate and expand the number and types of offers and third-party partners on the Consumer marketplace.

Enterprise Marketplace

Leveraging the same Enterprise business infrastructure and innovative technology, we deliver leading embedded finance marketplace solutions, powered by what we believe is the definitive search, comparison and recommendation engine for real-time, personalized financial product and service offers. Our partners integrate our one-to-many platform onto their properties and can incorporate additional consumer-facing financial management tools and features we have developed, highlighting our ability to distribute a premiere marketplace experience to our partners. Our platform integrations are fully configurable and range from co-branded, customizable webpages that we host, to more sophisticated embedded widgets and custom-built, native API integrations. In addition, through our rich datasets, we provide complementary, value-added enterprise services, including data analytics, expanded decisioning capabilities and filters, reporting and marketing infrastructure and related services to our Enterprise clients, enabling them to better understand the performance of their marketplace programs and optimize their business over time.

For our Product Partners, which provide the products and services in the marketplace, our marketplace platform enables them to expand their reach and more easily engage high-intent consumers when and where they seek financial offerings. For our Channel Partners, the organizations through which we reach a wide base of consumers, including news sites, content publishers, product comparison sites and financial institutions, our platform provides them with a breadth of financial products and services to add to their business with ease, providing value to their users and, in turn, monetizing their impressions. As of December 31, 2023, we had 547 Product Partners and 624 Channel Partners on our platform.

Our platform offers a more simple and efficient system of customer acquisition for our partners, and we have a strong track record of delivering value for them. By providing both sides of the network via a programmatic online marketplace, we create a powerful engine for real-time, personalized financial product and service search, comparison and recommendations. The MoneyLion ecosystem benefits from the synergies between our Consumer and Enterprise businesses as we drive more consumers to our platform, which expands our marketplace and further enhances our value proposition to our partners.

Media

In our media division, we offer creative media and brand content services to our Enterprise clients across a variety of industries, including consumer goods, professional services and entertainment. We produce bespoke brand narratives, live events and entertainment, content feeds, advertising campaigns and other creative assets, including graphic design, animated content, podcast series and feature length documentaries, across myriad digital media. Our creative capabilities combine the creativity of an adaptive content agency with the resourcefulness of a production studio, and we embrace technological innovation to rapidly bring ideas to life.

Our Strategies

We have a unique set of assets that allow us to reach and acquire customers at scale. We have leading technology and data processing capabilities that allow us to capitalize on the structural advantages inherent in being a digitally native, data-driven, customer-centric and built-to-scale platform with a vast and expanding network of partners. Our media assets and creative capabilities, which combine with our connected lifestyle and intelligent marketing efforts, deepen engagement in support of both our Consumer and Enterprise strategies. Our strategies are designed to continue building upon the momentum we have generated to date to create hyper-personalized experiences and even greater lifetime value for our customers.

Scale Top-of-Funnel Conversion Efficiently

Our unique combination of diversified product and service offerings, content capabilities, deep data insights and marketplace assets drives a large top-of-funnel, which we continue to scale to efficiently acquire customers. During the year ended December 31, 2023, we had over 200 million Total Customer Inquiries, representing the aggregate number of MoneyLion mobile application installations, users who have registered via the MoneyLion website and number of submitted consumer applications for financial products across our marketplace business. This large top-of-funnel feeds into our highly efficient, capital-light customer acquisition approach that we believe presents us with a significant opportunity to effectively drive new customer growth at industry-leading low costs. As we expand our Enterprise Partner relationships (as described further below), we grow the connected network of high-intent consumers and product and service providers, resulting in lower costs to acquire customers compared to traditional performance marketing channels.

In addition, our content creation capabilities give us differentiated customer acquisition and retention advantages. By creating a personalized experience for our users and providing both guidance and accessible products, services and features at scale in one destination, we believe we can reduce the friction of converting customers while simultaneously significantly augmenting the user experience, driving monetization and lifetime value. Furthermore, we believe our innovations in customer engagement and retention have provided us with network effects that we expect to continue as we scale.

During the year ended December 31, 2023, we added approximately 7.5 million Total Customers and had 14.0 million Total Customers as of December 31, 2023, representing approximately 115% growth year-over-year. During that same period, we reduced our marketing expenditures considerably. As we continue to scale and increase our market presence and brand awareness, we will have opportunities to further efficiently grow our top-of-funnel and enhance conversion by leveraging a sizable customer base and associated data that will expand our customer insights. In turn, this will allow us to innovate and offer even broader solutions to attract more customers to our platform at a lower cost.

Compound Our Data Advantage and Deliver Solutions with Innovative Technology

The foundation of MoneyLion is data. Our customers provide us with contextualized data to analyze so that we can grow our understanding of their financial circumstances, and we continually expand our rich datasets as consumers enter our funnel. Since inception, approximately 24.5 million bank accounts were linked on our platform and we had over 45 million unique consumer profiles across our platform. We ingest billions of transactional data points each day, and we are constantly analyzing this data through our 26 machine learning models to generate billions of inferences, categorizations and predictions per day that we distill into approximately 11,000 insights for each of our customers. With an ever-growing number of consumer touchpoints providing consumer information, qualification attributes, intent data and conversion statistics, we continue to strategically seek and build our proprietary knowledge and enhance the predictive value of our data, which in turn enables us to continue building robust products, services, tools and features.

Combining this data with our strong track record of underwriting, pricing risk and originating credit at scale, we have amassed a data advantage that underpins our platform and continues to compound over time. We also continue to benefit from continuing improvements made to our data and risk models since inception. This data advantage drives our approach to understanding and adapting to the problems of our customers, how we can address these problems with personalized experiences across our platform, how to accelerate the development and the adoption of our and our third-party partners' products and services and how we approach prospective customers in a timely, cost-effective manner.

Using these data insights and embracing technological innovation to power personalization, we have built an integrated technology platform designed to deliver optimal solutions for customers in both our Consumer and Enterprise businesses while reducing our costs and automating business processes to increase our efficiency and drive operating leverage. Crucially, these methods are not only used to enhance the experience in our Consumer platform but are also provided to our Enterprise clients. We continually evaluate opportunities to apply and commercialize our distributable technology and our data advantage to help our partners optimize their marketplace integrations and competitiveness through, for instance, data products and analytics that help enhance conversions or flag fraud signals.

Expand Enterprise Partner Relationships and Broaden Our Product and Service Portfolio

Through our leading embedded marketplace solutions, we enable any company to add financial product and service offerings to their business, connecting consumers with the right offers when and where they choose to engage. As of December 31, 2023, we had over 1,100 Enterprise Partners, forming a powerful and efficient network of supply and demand that presents a positive value proposition for consumers and businesses alike.

We believe we have a significant opportunity to grow our Enterprise business and provide a best-in-class user experience by deepening our core verticals while expanding the breadth of our category offerings. In our core verticals, we are expanding our expertise and onboarding additional premiere partners, offering robust distribution capabilities and data-driven value-added services, which in turn provides additional opportunities for monetization. These deep verticals are complemented by a broad set of adjacent, high-value verticals that cover a wide range of diversified financial and non-financial solutions designed to address the needs of any and every consumer, which unlocks further expansion of our total addressable market. We remain focused on diversifying our product and revenue mix, which helps to mitigate the impact of macroeconomic downturns. Revenue from our personal loan vertical represented approximately 60% of our Enterprise marketplace revenue for the year ended December 31, 2023 compared to approximately 85% for the year ended December 31, 2022.

Ultimately, expanding our Enterprise Partner relationships fuels a synergistic flywheel effect across our Consumer and Enterprise businesses that drives our growth and capabilities. As we increase our Channel Partners, thereby scaling our top-of-funnel, and add additional customers, we receive more data, which in turn allows us to generate better product and service recommendations. As we increase our Product Partners and expand our portfolio of products and services, we improve customer outcomes, leading to more conversions and better monetization.

While we have achieved significant growth and scale to date, including as the result of strategic acquisitions that we undertook to extend our addressable market, we believe we have a long runway for future growth across our business. We will continue to evaluate opportunistic transactions and partnerships that would allow us to capture additional opportunities in our addressable market, expand our product and service offerings to our existing customers or allow us to enter new verticals.

Engage, Educate and Empower Customers to Enhance the Customer Experience

Our platform is designed to foster a relationship with our customers and provide them with the tools to search, discover, learn and share ideas and insights regarding their finances in an informative and enjoyable manner. Our content strategy is based on our differentiated ability to introduce MoneyLion to prospective customers and engage with existing customers through timely and relevant money-related content. We believe this modern approach to engagement and financial education is the next frontier of financial product marketing. Our customers better understand their financial circumstances and, with the innovative tools and features we have launched such as AI-powered search and the access we provide to a broad range of solutions, take action to live a better financial life.

Our content strategy is to deliver in-context guidance and outcomes to our customers, not impersonal ads. Our holistic, customer-centric set of automated suggestions, insights and recommended actions across the entire spectrum of financial product discovery, saving, spending, borrowing and investing activities are driven by our deep knowledge of the customer, their peers and our customers' own goals. Our goal is to organically grow our daily active user base and in support of this strategy, we have unlocked new social features in the Discover feed to drive engagement and instill a sense of community, fostering conversations about money amongst our users through prompts and polls.

We are dedicated to addressing the needs of our customers not only by empowering them to manage their financial lives, but also by delivering an optimal customer digital experience and easy-to-use interface via the MoneyLion mobile application. To support customer satisfaction, we offer a searchable, self-service Frequently Asked Questions database within our Help Center, which is supplemented by chat, telephone and email support available 24 hours a day, 7 days a week via chatbot or live agent. As of December 31, 2023, we had received over 200,000 five-star ratings across all app stores, with a 4.7-star average on Apple, a 4.5-star average on Google and a 4.5-star average on TrustPilot, and had an overall Net Promoter Score of 60 for December 2023.

Optimize Business Equation to Drive Profitable Conversions and Marketing Initiatives Across Our Platform

Our platform approach is designed to not only deliver improved outcomes throughout our customers' entire financial lives but also to produce strong revenue growth and profitability. A platform model allows us to generate multiple income streams from a single customer and deliver products and services at pricing levels that we believe will be comparatively lower over the long-term while maintaining sound operating margins. This leads to attractive unit economics that, coupled with our strong customer payback periods and recurring revenue profile, lays the foundation for profitable growth at scale.

Our focus on forming deep customer relationships expands lifetime value as our lifecycle engine leverages our existing customer base, content strategy and breadth of first- and third-party products and services to drive overall product usage. As customers consume content and receive advice and guidance, we increase engagement for ourselves and our partners. In turn, we gain insights on how to optimize marketing opportunities and initiatives for us as well as our partners. By increasing incremental product adoption per customer, we drive revenue and revenue diversification and further enhance our profitability by lowering our cost to acquire and service customers. As of December 31, 2023, we had 14.0 million Total Customers who used 23.1 million Total Products, which translates to approximately 1.6 products per customer.

We also continue to expand our marketing efforts not only directly to consumers but to our Enterprise clients, leveraging relationships across our businesses to bolster our pipeline for our enterprise services, including content production capabilities, and pursue strategic partnerships for the entire MoneyLion ecosystem as it expands and matures.

Our Business Model

Revenue Overview

We categorize our revenue based on our Consumer and Enterprise businesses. For the year ended December 31, 2023, we generated $285.1 million of revenue from our Consumer business, representing 67.3% of total revenues, net, and $138.3 million of revenue from our Enterprise business, representing 32.7% of total revenues, net.

Consumer

In our Consumer business, we primarily earn revenue as follows:

- <u>RoarMoney Banking</u>: We earn revenue from interchange fees from payment networks based on customer expenditures on the debit card, as well as transaction volume-based incentive payments from the payment network. We also earn revenue from cardholder fees charged to our customers, such as the monthly administrative fee, an out-of-network ATM fee, a foreign transaction fee and instant transfer fees. Interchange fees, payment network payments and cardholder fees are reflected in service and subscription fees.

- <u>Instacash</u>: We earn revenue from optional tips and instant transfer fees, both reflected in service and subscription fees.

- <u>Membership Programs</u>: We earn revenue from the monthly subscription fee paid by our customers, which is reflected in service and subscription fees. We also earn revenue from interest income on Credit Builder Loans, which is reflected in net interest income on finance receivables.

- <u>MoneyLion Investing</u>: We earn revenue from the monthly administration fee paid by our customers, which is reflected in service and subscription fees.

- **MoneyLion Crypto**: We earn revenue from Zero Hash, which is reflected in service and subscription fees. Zero Hash pays us a share of the fees that they earn from our customers in exchange for us enabling Zero Hash to effect digital currency-related transactions for our customers.

Enterprise

In our Enterprise business, we primarily earn revenue, reflected in enterprise service revenues, as follows:

- **Consumer Marketplace**: We earn revenue from fees from our Product Partners based on a range of criteria depending on each Product Partner relationship, including, but not limited to, customers' clicks, impressions, completed transactions or a share of revenue generated for the Product Partner.

- **Enterprise Marketplace**: We earn revenue from fees from our Enterprise Partners based on a range of criteria depending on each Enterprise Partner relationship, including, but not limited to, customers' clicks, completed transactions or a share of revenue generated for the Product Partner. We also earn various SaaS and platform fees from our Enterprise Partners.

- **Media Services**: We earn revenue from our clients based on performance obligations within our contracts with them.

Originated Receivables

Receivables originated on our platform, including Credit Builder Loans and Instacash advances, are funded through special purpose vehicle financings from third-party institutional lenders. In September 2021, ROAR 1 SPV Finance LLC, an indirect wholly owned subsidiary of MoneyLion (the "ROAR 1 SPV Borrower"), entered into a $100 million credit agreement, which was subsequently increased to $135 million (the "ROAR 1 SPV Credit Facility"), with a lender for the funding of receivables, which secure the ROAR 1 SPV Credit Facility. As of December 31, 2023, $64.5 million aggregate principal amount was outstanding under the ROAR 1 SPV Credit Facility. In December 2021, ROAR 2 SPV Finance LLC, an indirect wholly owned subsidiary of MoneyLion (the "ROAR 2 SPV Borrower"), entered into a $125 million credit agreement, which was subsequently reduced to $75 million (the "ROAR 2 SPV Credit Facility"), with a lender for the funding of receivables, which secure the ROAR 2 SPV Credit Facility. As of December 31, 2023, $62.5 million aggregate principal amount was outstanding under the ROAR 2 SPV Credit Facility. For additional information regarding ROAR 1 SPV Borrower and ROAR 2 SPV Borrower and the financing structure, see Part II, Item 8 "Financial Statements and Supplementary Data — Variable Interest Entities."

Third-Party Providers

We rely on agreements with Pathward, DriveWealth, Zero Hash and other third-party providers to provide deposit accounts, debit card services, investment advisory services and cryptocurrency-related services.

Banking Partners

Our RoarMoney demand deposit accounts and associated debit cards are currently issued by Pathward. Our partnership with Pathward allows us to provide deposit accounts and debit cards while complying with various federal, state and other laws. Pathward also sponsors access to debit networks and ACH for payment transactions, funding transactions and associated settlement of funds. Our subsidiary, ML Plus LLC, is party to an Account Servicing Agreement with Pathward (as amended from time to time, the "Account Servicing Agreement"). The term of the Account Servicing Agreement ends in January 2026, with automatic renewal for successive two-year periods unless either party provides written notice of non-renewal, which may be provided without cause, to the other party at least 180 days prior to the end of any such term. In addition, upon the occurrence of certain early termination events, either we or Pathward may terminate the Account Servicing Agreement immediately upon written notice to the other party.

Under the terms of the Account Servicing Agreement, Pathward receives all of the program revenue and transaction fees and passes them on to us, minus any obligations owed to Pathward. We generally pay all expenses related to the arrangement, including payment network fees, marketing expenses, vendor management expenses and taxes. In addition, pursuant to the Account Servicing Agreement, Pathward has the right to supervise, oversee, monitor and review our performance, and we are required to comply with applicable laws and regulations, including data privacy, U.S. Bank Secrecy Act ("BSA") / U.S. anti-money laundering ("AML") and Customer Identification Program requirements. The Account Servicing Agreement does not prohibit Pathward from working with our competitors or from offering competing services, nor does it prevent us from working with other banks to provide similar services.

In connection with our arrangements with Pathward, we have also entered into a multi-year service agreement with Galileo (as amended from time to time, the "Service Agreement"), pursuant to which Galileo processes all transactions for the RoarMoney accounts and debit cards and handles corresponding payments and adjustments. Galileo also maintains cardholder information, implements certain fraud control processes and procedures and provides related services in connection with the RoarMoney accounts and debit cards. We pay the greater of actual fees or the minimum monthly fee for these services. The Service Agreement renews for successive two-year periods unless either party provides written notice of non-renewal, which may be provided without cause, to the other party at least 180 days prior to the end of any such term. Each party also has certain early termination rights under the Service Agreement.

Under our network membership agreement with Green Dot, all transactions made by customers through the Green Dot network are settled by Pathward. We do not pay Green Dot any fees for this service, and we receive a portion of the retail service fee revenue collected by retailers. Green Dot may have revenue sharing arrangements with retailers.

DriveWealth

Our MoneyLion Investing offering is currently reliant upon DriveWealth, a third-party broker-dealer partner. Under the terms of ML Wealth's Amended and Restated Carrying Agreement with DriveWealth (as amended from time to time, the "Carrying Agreement"), DriveWealth provides brokerage and custodial services for the investment accounts facilitated through MoneyLion Investing and executes orders successfully submitted by ML Wealth via its master trading account. The term of the Carrying Agreement ends in October 2024, with automatic renewal for successive one-year periods unless either party provides written notice of non-renewal, which may be provided without cause, to the other party at least 60 days prior to the end of any such term. In addition, upon the occurrence of certain early termination events, either we or DriveWealth may terminate the Carrying Agreement immediately upon written notice to the other party.

Under the terms of our arrangement with DriveWealth, our MoneyLion Investing customers must sign a Customer Account Agreement with DriveWealth. DriveWealth maintains ultimate authority on whether to reject the opening of an account or to take any actions related to an account, including closing any account, liquidating the assets under an account or limiting the activities of any account, if DriveWealth deems it necessary to comply with applicable laws or if there is a reasonable risk-based justification for doing so. The Carrying Agreement does not prohibit DriveWealth from working with our competitors or from offering competing services, and DriveWealth currently provides similar services to a variety of other financial institutions.

Zero Hash

Our MoneyLion Crypto offering is currently reliant upon Zero Hash, a third-party regulated digital asset settlement and custody service provider. Under the terms of the Licensing and Cooperating Agreement with Zero Hash, entered into on March 26, 2021 (as amended from time to time, the "Licensing and Cooperating Agreement"), Zero Hash pays us a share of the fees that they earn from our customers in exchange for us enabling Zero Hash to effect digital currency-related transactions for our customers with RoarMoney accounts that reside in states where Zero Hash is authorized to conduct digital assets activities, which currently includes all U.S. states and the District of Columbia except for Hawaii. As of December 31, 2023, the only cryptocurrencies available through MoneyLion Crypto were Bitcoin, Bitcoin Cash, Ether and Litecoin. We have evaluated and will continue to evaluate expanding the cryptocurrency offerings available to our customers in light of, among other factors, customer demand, estimated costs, potential risks and applicable laws and regulatory guidance relating to different types of cryptocurrency and digital assets. Transactions in additional digital assets may only be made available through the MoneyLion Crypto account if mutually agreed between us and Zero Hash, and both we and Zero Hash must consent in writing before adding any additional digital assets to the program.

Under the terms of the Licensing and Cooperating Agreement, Zero Hash is primarily liable for its digital asset activities. We are not directly involved in any cryptocurrency transactions or the exchange of fiat funds for cryptocurrency taking place at or through Zero Hash, which provides all custody, trading and pricing of the crypto assets. We enable Zero

Hash to offer its services to MoneyLion Crypto customers through our platform; each customer opening a MoneyLion Crypto account is required to enter into a separate user agreement with Zero Hash (the "Zero Hash User Agreement") to engage in the buying and selling of the available cryptocurrency offerings. Our role is limited to passing instructions from MoneyLion Crypto customers to Pathward, as depository bank (that provides the RoarMoney demand deposit account) to instruct Pathward to transfer funds to Zero Hash for the crypto asset transaction(s). The depository bank then sends, pursuant to the customer's instructions, funds directly to Zero Hash.

Opening Zero Hash accounts, approving Zero Hash customers, the Zero Hash User Agreement, supervising Zero Hash accounts used for the custody of crypto assets and the crypto asset transactions themselves are all within the exclusive control of Zero Hash. Zero Hash maintains all liability for the money transmission, custody and transfer services provided pursuant to the Zero Hash User Agreement, and further assumes all liability with respect to their provision of cryptocurrency services, the purchase and sale of cryptocurrency, customer claims regarding Zero Hash's settlement of cryptocurrency and Zero Hash's failure to comply with applicable law related to the trading, settlement and custodian services it provides to customers. As we are not directly involved in the custody, trading or pricing of any crypto assets and instead enable Zero Hash to offer its crypto asset services to MoneyLion Crypto customers, we do not maintain insurance policies covering the crypto assets in which MoneyLion Crypto customers transact. Our direct arrangement with Zero Hash obligates Zero Hash to maintain all applicable licenses and to comply with applicable law and also specifically requires Zero Hash to indemnify us for, among other things, all liabilities, losses, expenses and costs arising out of, in connection with or relating to (a) Zero Hash's failure to perform or comply with the provisions of the agreement, (b) Zero Hash's cryptocurrency business and their provision of cryptocurrency transaction services, (c) any claims or disputes between Zero Hash and a customer with respect to the purchase and sale of cryptocurrency and (d) any failure by Zero Hash to comply with, or perform any action required by, applicable laws, rules and regulations. However, Zero Hash is not required to indemnify us or MoneyLion Crypto customers for any risk of loss related to customers' underlying crypto assets, nor is Zero Hash required to maintain an insurance policy with respect to the crypto assets of MoneyLion Crypto customers custodied with Zero Hash. Zero Hash's wallet technology provider, Fireblocks, is SOC 2 Type II certified by Ernst & Young and undergoes a SOC 2 Type II review on an annual basis, as well as regular penetration testing by third-party firms to evaluate the Fireblocks security architecture. Fireblocks also maintains an insurance policy which has coverage for technology, cyberattacks and professional liability and is rated "A" by A.M. Best based on the strength of the policy. However, Zero Hash does not maintain separate insurance coverage for any risk of loss with respect to the digital assets that they custody on behalf of customers. As a result, customers who purchase cryptocurrencies through MoneyLion Crypto may suffer losses with respect to their digital assets that are not covered by insurance and for which no person is liable for damages and may have limited rights of legal recourse in the event of such loss. For additional information, see Part I, Item 1A "Risk Factors — Risks Relating to Regulation — States may require that we obtain licenses that apply to blockchain technologies and digital assets."

Competitive Landscape

We operate in dynamic, fragmented and highly competitive industries across our business lines, characterized by rapidly evolving technologies, frequent product and service introductions and competition based on pricing, innovative features, quality and functionality, brand recognition and other differentiators. With respect to our financial product and service offerings, we compete in varying degrees with a variety of direct and marketplace providers of consumer-focused banking, lending, investing and other financial products. Our competitors include traditional banks and credit unions; new entrants obtaining banking licenses; non-bank digital providers offering banking-related services; specialty finance and other non-bank digital providers offering consumer lending-related or earned wage access products; digital wealth management platforms such as robo-advisors offering consumer investment services and other brokerage-related services; and digital financial platform and marketplace competitors, which aggregate and connect consumers to financial product and service offerings. In addition to competing for customers for our product and service offerings, we also compete to attract viewership of the content to which we connect customers, as there are other sources of financial-related content and news, many of which are more established and have a larger subscriber base. Furthermore, we compete with other advertising agencies and other service providers to attract marketing budget spending from our Enterprise clients. With respect to our media division, we compete with others in the digital media and content creation industry, which range from large and established media companies, including social media companies, advertising agencies and production studios, to emerging start-ups.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. Some of our current and potential competitors have longer operating histories, particularly with respect to financial services products similar to ours, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. Notwithstanding these competitive challenges, we believe that the combination of our personalized, mass market offering of financial products and services, technology-driven marketplace solutions, data-driven approach and content capabilities presents a compelling competitive differentiator that continues to compound and will allow us to compete effectively.

Seasonality

We may experience seasonal fluctuations in our revenue. During the fourth quarter, revenue in our Consumer business may benefit from increased consumer spending during the holiday season, which may increase demand for our advance product as consumers seek additional liquidity. During the first quarter, we may see stronger collections on Instacash receivables resulting in a relatively lower provision for credit losses on consumer receivables as a result of the impact of tax refunds, as well as stronger demand for our banking and investment products and services. Seasonal trends may be superseded by market or macroeconomic events, which can have a significant impact on our business, as described herein.

Human Capital Resources

Two of the operating principles underpinning our mission include Win Together and Grow Together: we embrace our global footprint and diversity of opinions from technology, design, finance and business. To that end, one of our goals is to attract and retain the best employees by providing a transformative career experience, driving a high performance culture with a shared vision to give everyone the power to make their best financial decisions. As of December 31, 2023, we had a total of 600 full-time employees across all locations. Of our employees, approximately 16%, 50%, 13%, 1% and 1% are located in our New York City, Kuala Lumpur, Jersey City, Santa Monica and Sioux Falls offices, respectively, and the remaining approximately 19% work remotely. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be very strong and have not historically experienced any work stoppages.

As the focal point of our human capital strategy, we focus on becoming a destination for top talent. We attract smart individuals who possess a passion for innovation and flourish when provided the opportunity to learn and grow. We pride ourselves on a collaborative culture that values the team over the individual. In operating multiple offices across the globe, bringing together some of the best talent from both the U.S. and around the world, we place significant emphasis on achieving an integrated, one-firm culture and employee experience.

Our total compensation and benefits programs are designed to attract and retain a talented and motivated employee base. The comprehensive benefits that we offer, including health and other insurance coverage, paid time off, a 401(K) retirement plan with employer matching and on-demand mental health support, reflect our care for the well-being of our employees. We have a broad-based equity compensation program that aligns the interests of our employees to the long-term interests of our shareholders, as well as peer-based recognition and rewards, transparent incentive and promotion processes and resources dedicated to learning and development initiatives which reflect our investment in manager capability building.

We place special emphasis on diversity, from our recruitment process to our career development programs. Our management team members come from diverse backgrounds and seek to grow the company with diversity clearly established as an organization priority. We have established employee resource groups, which are employee-led groups that provide support and assistance in both personal and professional capacities and also allow members to connect with management and colleagues across the organization and pursue actionable solutions to any challenges they face. For example, Here Women Roar is an employee resource group that aims to champion the growth and advancement of women at MoneyLion by investing in their social, personal and professional development, and Roar With Pride is an employee resource group dedicated to supporting, promoting and recruiting LGBTQ+ employees and allies. These programs are designed to allow employees of all different backgrounds to thrive and our teams to outperform.

Regulatory Environment

Overview

We operate in a rapidly evolving regulatory environment and are subject to extensive and complex regulation under U.S. federal law and the laws of the states in which we operate covering most aspects of our business. We are impacted by these laws and regulations both directly and indirectly, including by way of our partnership with Pathward, which provides deposit accounts and debit cards to our customers. We could become subject to additional legal or regulatory requirements if laws or regulations change in the jurisdictions in which we operate or if we were to release new products or services. In addition, the regulatory framework for our products and services is evolving and uncertain as federal and state governments and regulators consider the application of existing laws and potential adoption of new laws. New laws and regulations, as well as continued uncertainty regarding the application of existing laws and regulations to our products and services, may negatively affect our business. Failure to comply with regulatory requirements applicable to us may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, administrative enforcement actions, sanctions, civil and criminal liability and constraints on our ability to continue to operate. For additional information relating to regulation and regulatory actions, see Part I, Item 1A "Risk Factors — Risks Relating to Regulation."

Regulation of Our Business and Offerings

Pathward: Regulation of Our Bank Partnership Model

Through our partnership with Pathward, we offer our RoarMoney deposit accounts and debit cards, both of which are provided by Pathward. Pathward is chartered as a national bank and subject to regulation and supervision, including by the Office of the Comptroller of the Currency (the "OCC"), Pathward's primary banking regulator, and the FDIC. Many laws and regulations that apply directly to Pathward are indirectly applicable to us as a service provider to Pathward. As a result, our partnership with Pathward is also subject to the supervision and enforcement authority of the OCC. Additionally, in order for each participating RoarMoney customer's deposits to be covered by FDIC insurance up to the applicable maximum deposit insurance amount, we and Pathward must meet certain eligibility requirements established by the FDIC, such as adequately evidencing participating customers' ownership of each account.

ML Wealth: Regulation of Our Investment Adviser

We offer investment management services for MoneyLion Investing customers through our wholly-owned subsidiary, ML Wealth. As a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), ML Wealth is subject to, among other things, anti-fraud provisions and fiduciary duties derived from the Advisers Act and various restrictions and obligations related to its dealings with clients and investments it manages. These requirements include maintaining effective and comprehensive compliance programs and written policies and procedures, record-keeping, reporting and disclosure, advertising and solicitation rules, safeguards for protecting client funds and securities, restrictions on advisory contract assignments and principal and agency cross trading, privacy protection regulations and anti-corruption rules.

In addition, ML Wealth is subject to examination and regulation by the SEC, which has broad administrative powers under the Advisers Act to limit or restrict an investor adviser from certain activities if it fails to comply with federal securities laws. The SEC can also impose sanctions or bring civil actions to seek damages or other relief for any failure by ML Wealth to comply with applicable requirements. ML Wealth has in the past and will in the future be subject to periodic SEC examinations. The SEC examination staff may also conduct more frequent examinations focusing on a limited number of specific issues or conduct an examination "for cause."

MoneyLion Securities: Regulation of Our Broker-Dealer

MoneyLion Securities LLC ("MoneyLion Securities"), our wholly-owned subsidiary, is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). Although we do not currently engage in any business activity through MoneyLion Securities, as a broker-dealer, it is subject to SEC and FINRA rules and regulations. The regulations cover all aspects of the broker-dealer business and operations, including, among other things, sales and trading practices, client onboarding, disclosure requirements, publication or distribution of research, margin lending, uses and safekeeping of clients' funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, suitability, best interest and best execution requirements, customer privacy, data protection, information security and cybersecurity, the safeguarding and sharing of customer information, public offerings, customer qualifications for margin and options transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts and the conduct of directors, officers and employees. The SEC, FINRA and applicable state securities authorities also have the authority to conduct periodic examinations of MoneyLion Securities and may also conduct administrative proceedings that could result in sanctions being imposed if MoneyLion Securities fails to comply with applicable requirements.

MoneyLion Securities is also subject to Rule 15c3-1 (the "Uniform Net Capital Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related self-regulatory organization requirements, which specifies minimum capital and debt-to-equity ratio requirements that measure the general financial soundness and liquidity of broker-dealers. If MoneyLion Securities fails to maintain specified levels of net capital, we could be subject to sanctions, which may include immediate suspension or revocation of registration, and suspension or expulsion. As of December 31, 2023, MoneyLion Securities was in compliance with the Uniform Net Capital Rule and had net capital in excess of the minimum requirements.

MoneyLion Crypto: Regulation of Zero Hash

General

We offer MoneyLion Crypto to our customers, which enables them to buy, sell and hold certain cryptocurrencies, through a partnership with Zero Hash. The Zero Hash entities are registered as money services businesses with the Financial Crimes Enforcement Network ("FinCEN") and hold active money transmitter licenses (or the state equivalent of such licenses) in all U.S. states and the District of Columbia except for (i) California, Indiana and Wisconsin, where Zero Hash relies upon licensing exemptions; (ii) Montana, which does not currently have a money transmitter licensing requirement; and (iii) Hawaii. Zero Hash currently engages in crypto asset activities in all U.S. states and the District of Columbia except for Hawaii.

Under the terms of our agreement with Zero Hash, we are not directly involved in any cryptocurrency transactions or the exchange of fiat funds for cryptocurrency at or through Zero Hash, and therefore, we do not currently expect to be subject to money services business, money transmitter licensing or other licensing or regulatory requirements specific to transactions relating to virtual currencies. However, federal and state laws and regulations applicable to digital assets remain uncertain and will continue to evolve, and changes to the applicable laws, regulations or guidance in this area may require us to meet additional licensing, registration or other requirements.

Analysis of Digital Assets as "Securities" under the U.S. Federal Securities Laws

A key question with respect to the trading of cryptocurrencies is whether the digital assets our customers transact in via MoneyLion Crypto are "securities" under the federal securities laws. Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of "security" in the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and the Investment Company Act of 1940, as amended. Digital assets as such do not appear in any of these lists, although each list includes the terms "investment contract" and "note," and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the *Howey* and *Reves* tests, respectively. For many digital assets, whether or not the *Howey* or *Reves* tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the *Howey* and *Reves* tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

Generally, if a particular digital asset is a security, any transaction in that digital asset that falls under U.S. jurisdiction would be subject to the SEC's anti-fraud and anti-manipulation authority. Offers and sales of that digital asset would also require registration under the Securities Act or, alternatively, establishing an exemption from registration. Our involvement in these transactions could subject us to regulation as a broker-dealer or investment adviser. In addition, while transactions in digital asset securities in the United States or with U.S. clients and counterparties would generally be subject to regulation under the federal securities laws, similar transactions that take place outside the United States with non-U.S. clients and counterparties generally would not implicate the federal securities laws. As a result, the manner in which we are able to engage in transactions in a particular digital asset depends on the digital asset itself and the characteristics of the specific transaction and requires us to maintain procedures for conducting careful facts-and-circumstances analyses.

We have adapted our process for determining the federal securities law status of digital assets over time. As part of our federal securities law analytical process, we take into account a number of factors, including the various definitions of "security" under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court's decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. We continue to monitor the U.S. (and global) regulatory environment, and we expect our process to continuously evolve to take into account case law, facts and developments in technology, as regulatory guidance evolves.

The application of securities laws to the specific facts and circumstances of digital asset transactions is complex and subject to change, and therefore legal and regulatory risk will be an inherent feature of the MoneyLion Crypto business model until greater legal and regulatory certainty becomes possible. Our determination that each digital asset available on the MoneyLion Crypto platform is not a "security" for purposes of the U.S. federal securities laws is a "risk-based" assessment, not a legally binding determination on any regulatory body or court, and does not preclude legal or regulatory action. As a result, a particular digital asset that our customers transact in may in the future be found by the SEC, a federal court or a state securities regulator to be a security notwithstanding our prior determination. In addition, the SEC, a federal court or a state securities regulator may determine that a digital asset is a security based on factors that are difficult to predict and/or are outside of our control, potentially including the actions of a third-party promoter. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security.

The potential consequences of having engaged in a digital asset transaction in the U.S. or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security would depend on the facts of the specific transaction. For example, if we brokered a trade or engaged in a principal transaction in an unregistered digital asset security, depending on the facts, it is possible that we could have acted as an unregistered broker or dealer or as an "underwriter" with respect to that digital asset security, incurring fines and other penalties for the failure to register as a broker-dealer with the SEC and for having engaged in an illegal unregistered securities transaction. A client or counterparty who purchased a digital asset in an illegal unregistered securities transaction in which we were involved could also, depending on the facts, have the right to rescind that transaction and to sue us for damages. Similarly, if we advised a client or counterparty in connection with the purchase or sale of a digital asset security, depending on the facts, we could incur fines and other penalties for the failure to register as an investment adviser, and our client or counterparty could also have a damages claim against us. The amount of fines, penalties and damages that we could incur as a result of having improperly transacted in digital asset securities could be significant enough to have a material adverse effect on our business, financial condition and results of operations.

Consumer Protection Requirements

We must comply with various federal and state consumer protection regimes applicable to consumer lending and other consumer financial services, both pursuant to the financial products and services we provide directly and as a service provider to our bank partner. These federal regulations include, but are not limited to, the Federal Trade Commission Act, the Trust in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Military Lending Act, the Electronic Fund Transfer Act, the Gramm-Leach-Bliley Act and the rules and regulations promulgated thereunder.

We are subject to regulation by the Consumer Financial Protection Bureau ("CFPB"), which oversees compliance with and enforces federal consumer financial protection laws and has substantial power to regulate consumer financial products and services. If the CFPB has determined or suspects us of violating any consumer financial laws or regulations, the CFPB, through its enforcement authority, could increase our compliance costs, impose requirements to alter products and services that would make them less attractive to consumers and impair our ability to offer products and services profitably. For more information regarding our legal proceeding with the CFPB, see Part I, Item 3 "Legal Proceedings." The CFPB also has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. As a result, we perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations. Where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to enforce such laws and regulations. If the CFPB or one or more state officials find that we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on our business.

In addition, our marketing activities may subject us to certain federal and state laws and regulations regarding marketing activities conducted over the internet, or by mail, email or telephone, including, without limitation, the federal Telephone Consumer Protection Act ("TCPA"), the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act ("CAN-SPAM Act"), FTC regulations and guidelines that implement the FTC's Do-Not-Call Registry and impose other requirements in connection with telemarketing activities and state telemarketing laws. Our policies are designed to address the requirements of the TCPA and other laws and regulations limiting telephone outreach. Our email communications with all consumers are formulated to comply with the CAN-SPAM Act and other applicable requirements.

State Licensing

We are subject to state licensing and other laws, rules, regulations and requirements of each individual U.S. state in which we operate, including with respect to certain consumer lending, life insurance and mortgage products and services that we offer directly or to which we connect consumers through third parties. We have either obtained the necessary licenses or conduct our operations pursuant to relevant exemptions in the jurisdictions in which we operate. Licensing statutes and regulations vary from state to state and prescribe different requirements, including restrictions on loan origination and servicing practices (including limits on the type, amount and manner of our fees and other charges), interest rate limits, restrictions on mortgage and insurance brokering practices, disclosure requirements, periodic examination requirements, surety bond and minimum specified net worth requirements, periodic financial reporting requirements, notification requirements for changes in principal officers, stock ownership or corporate control, restrictions on advertising and requirements that loan forms be submitted for review.

We are also subject to supervision and examination by state regulatory authorities in the jurisdictions where we operate, which have resulted and may continue to result in findings or recommendations that require us to modify our internal controls and/or business practices. While we believe we are in compliance with applicable licensing requirements, state regulators may request or require that we obtain additional licenses or otherwise comply with additional requirements in the future, which may result in changes to our business practices. If we are found to have engaged in activities that require a state license without having the requisite license or in activities that are otherwise deemed to be in violation of state lending, licensing or other laws, the state regulatory authority may impose fines, restrict our operations in the relevant state or seek other remedies for our activities conducted in the state.

Other Regulatory Requirements

Anti-Bribery and Corruption; Anti-Money Laundering; Sanctions

We are subject to compliance obligations related to BSA/AML laws, regulations and supervisory guidance. We have developed and currently operate AML and sanctions compliance programs, which is overseen by a designated BSA/AML compliance officer and includes policies, procedures, reporting protocols and internal controls. Our programs are designed to prevent our products and services from being used to facilitate money laundering, terrorist financing and other financial crimes. Our programs are also designed to prevent transactions to or from countries or territories that are subject to comprehensive sanctions, or with certain individuals or entities, including those designated as prohibited persons by the U.S. Department of the Treasury's Office of Foreign Assets Controls ("OFAC") and other U.S. and non-U.S. sanctions authorities.

Data Privacy and Protection

We collect, process, use, store, share and transmit a wide variety of information, including PII, for various purposes in our business, including to help ensure the integrity of our business and to provide useful and personalized features and functionality to our customers. This aspect of our business is subject to numerous industry standards, contractual obligations and privacy, data protection, cybersecurity and other laws and regulations in the United States, including the Gramm-Leach-Bliley Act (as amended from time to time, the "GLBA"), as well as state laws such as the California Consumer Privacy Act of 2019, together with any subsequent amendments or acts, including the California Privacy Rights Act (the "CPRA" and together, the "CCPA") and others. Accordingly, we publish our privacy policies, state privacy notices and GLBA notices, which describe our practices concerning the collection, storage, use, disclosure, transmission, processing and protection of PII. The laws and regulations that apply to privacy and security issues are evolving and are subject to interpretation and change, and therefore, additional laws and regulations may become relevant to us. For additional discussion, see "— Privacy and Security" below.

Privacy and Security

Our business involves the collection, processing, use, storage, sharing and transmission of PII and other sensitive data, including customer and employee information, financial information and information about how customers interact with our platform. We collect, process, use, store, share and transmit data while maintaining physical, administrative and technical safeguards. We maintain physical security measures designed to guard against unauthorized access to systems and use additional safeguards such as firewalls and data encryption. We also enforce physical access controls to our facilities, and we restrict access to PII on a least privilege access model only for those employees or agents who require it to fulfill the responsibilities of their jobs.

To prevent fraud, we have built fraud detection capabilities to protect our customers and third-party providers. We establish the consumer's identity following our KYC protocols and further evaluate the consumer using our automated fraud model, and we will then either move forward in the approval processes or request additional data from the consumer. We continually monitor and refine our fraud model to respond to different fraud patterns. There are also secondary rules that, when triggered, are designed to ensure a transaction is sent to fraud investigators.

The technology infrastructure supporting our platform optimizes the storage and processing of large amounts of data and facilitates the deployment and operations of large-scale products and services in our cloud computing environments. Our technology infrastructure is designed around industry practices intended to reduce downtime in the event of outages or disaster recovery occurrences. We incorporate multiple layers of protection for business continuity and system redundancy purposes to address cybersecurity risks and loss of data, with a robust cybersecurity program designed to protect our technology. We regularly test our systems to identify and address potential vulnerabilities and strive to continually improve our technology infrastructure to enhance the customer experience and to increase efficiency, scalability and security.

As a result of our collection, processing, use, storage, sharing and transmission of PII and other sensitive data, we are subject to certain privacy and information security laws as well as other laws, rules and regulations designed to regulate consumer information and data privacy, security and protection and mitigate identity theft. These laws impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of PII, and some may require that financial services providers, contractors, and other affiliated third parties have in place policies regarding information privacy and security. In addition, under certain of these laws, we must provide notice to consumers and employees of our policies and practices for sharing PII with third parties, provide notice of changes to our policies and, with exceptions, give consumers and employees rights regarding their data including the right to access their data, to correct data that may be inaccurate, to have their data deleted (subject to retention requirements), to opt out of certain uses of their data, to limit use of their sensitive data and to non-discrimination based on the choice to exercise data privacy rights. We have procedures in place to appropriately respond to consumer data requests as well as notify relevant third parties of such requests.

Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals in the event of a data or security breach or compromise of our systems, including when their PII has or may have been accessed by an unauthorized person. These laws may also require us to notify relevant law enforcement authorities, regulators or consumer reporting agencies in the event of a data breach. Some laws may also impose physical and electronic security requirements regarding the safeguarding of PII.

Privacy and information security laws evolve regularly, and complying with these various laws, rules, regulations and standards, and with any new laws or regulations or changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, requiring us to adjust our compliance program on an ongoing basis, change our business practices in a manner adverse to our business, divert resources from other initiatives and projects and restrict the way products and services involving data are offered. For additional discussion, see Part I, Item 1A "Risk Factors — Risks Relating to Regulation — Our collection, processing, use, storage, sharing and transmission of PII and other sensitive data is subject to stringent and changing state and federal laws, regulations, standards and policies and could give rise to liabilities as a result of our failure or perceived failure to protect such data, comply with privacy and data protection laws and regulations or adhere to the privacy and data protection practices that we articulate to our customers."

Intellectual Property

We rely on a combination of intellectual property rights, confidentiality procedures and contractual restrictions to establish, maintain and protect our proprietary rights both in the United States and in foreign jurisdictions. We own the domain name rights for, among other sites, moneylion.com, engine.tech, fiona.com and malkamedia.com, and as of December 31, 2023, we owned 22 registered trademarks and 1 registered copyright and had 10 trademark applications and 1 copyright applications. Despite substantial investment in research and development activities, we have not focused on patents and patent applications historically. In addition to the intellectual property that we own, we license certain third-party technologies and intellectual property, which are incorporated into some of our products and services. Failure to protect our intellectual property or other proprietary rights adequately could significantly harm our competitive position, business, financial condition and results of operations. See Part I, Item 1A "Risk Factors" for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Our History

MoneyLion was founded in 2013 and is headquartered in New York, New York. On September 22, 2021, MoneyLion Inc., formerly known as Fusion Acquisition Corp., consummated a business combination (the "Business Combination") with MoneyLion Technologies Inc., formerly known as MoneyLion Inc. Following the Business Combination, MoneyLion became a publicly traded company, with MoneyLion Technologies Inc., a subsidiary of MoneyLion Inc., continuing the existing business operations.

Available Information

Our website is *www.moneylion.com*. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those forms, are available free of charge through our website (investors.moneylion.com) as soon as reasonably practicable after they are filed with or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at *www.sec.gov*.

We use our website as a routine channel for distribution of information that may be deemed material for investors, including news releases, presentations, financial information and corporate governance information. We may use our website as a means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure promulgated by the SEC. These disclosures are included on our website in the "Investor Relations" section. Accordingly, investors should monitor these portions of our website, in addition to following MoneyLion's news releases, SEC filings, public conference calls and webcasts.

None of the information contained on, or that may be accessed through, our websites or any other website identified herein is part of, or incorporated into, this filing. All website addresses in this Annual Report on Form 10-K are intended to be inactive textual references only, unless expressly noted.

Item 1A.   Risk Factors

Risks Relating to Our Business

If we are unable to acquire, engage and retain customers and clients or sell additional functionality, products and services to them on our platform, our business will be adversely affected.

In order to grow our business and increase our revenue, we must continue to acquire new customers and clients, engage and retain existing customers and clients and expand our customers' and clients' use of our platform by cross-selling additional functionality, products and services to them, particularly as a significant portion of the revenue we generate in our business is derived from transaction-based fees. In addition, our ability to sell additional functionality, products and services to our existing customers and clients may require more sophisticated and costly development, sales or engagement efforts and could be impaired for a variety of reasons, including adverse reaction to changes in the pricing of our products or services, increases in costs we incur to offer our products or services, general economic conditions and/or the other risks described herein in this "Risk Factors" section. If our efforts to sell additional functionality, products and services to our customers and clients are not successful, our business and growth prospects would suffer. In addition, if our customers or clients reduce their usage of our platform or if we lose customers or clients, our revenue and other operating results will decline, and our business would be adversely affected.

As the market for our platform matures, or as new or existing competitors introduce new products, services or functionality that compete with ours, we may experience pricing pressure and may be unable to retain current customers and clients or attract new customers and clients at consistent prices within our operating budget. Our pricing strategy may prove to be unappealing to our customers and clients, and our competitors could choose to bundle certain products and services that are competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our business, financial condition, results of operations and cash flows.

Any failure to effectively match consumer leads from our Channel Partners with product offerings from our Product Partners or any reduced marketing spend by such Product Partners on our Enterprise platform could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We connect and match consumers with real-time personalized financial product recommendations from our Product Partners through our Enterprise platform. The success of our Enterprise business is dependent in part on our relationships with our Channel Partners, through which we reach a wide base of consumers, and our Product Partners, the financial institutions which provide consumers with product offerings. Our Enterprise business has historically derived, and expects to continue to derive, the majority of revenue through the delivery of qualified consumer lead inquiries and conversions to completed transactions for various financial products to Product Partners. However, the failure of our Enterprise platform to effectively connect and match consumers from our Channel Partners with product offerings from our Product Partners in a manner that results in converted customers and increased revenue for such Product Partners could cause Product Partners to cease spending marketing funds on our Enterprise platform, which could have a material adverse impact on our ability to maintain or increase our Enterprise revenue.

In addition, even if our Enterprise platform effectively connects and matches consumers from our Channel Partners with offers from our Product Partners, our Product Partners may still reduce their marketing spend through our Enterprise platform. For example, adverse macroeconomic conditions have impacted and may continue to impact our Product Partners' spend in the short-term and potentially in the long-term. During 2023, the high interest rate environment and increased cost of capital resulted in a decrease in marketing spend and tightened underwriting standards by our Product Partners in our personal loans vertical that negatively impacted our Enterprise revenue. If any of our Product Partners do not continue to place marketing spend on our Enterprise platform, we could experience a rapid decline in our Enterprise revenue over a relatively short period of time. Any factors that limit the amount that our Product Partners are willing to, and do, spend on marketing or advertising with us could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our underwriting criteria for making loans and cash advances in our Consumer business is not sufficient to mitigate against the credit risk of our customers, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

In our Consumer business, our secured personal loan and non-recourse earned wage access products expose us to credit risk and potential financial loss if our customers do not repay the loans and cash advances we provide to them. Our underwriting standards may not offer adequate protection against the risk of non-payment, especially in periods of economic uncertainty when accurately forecasting repayments is more difficult. Our ability to accurately forecast performance and determine an appropriate provision and allowance for losses on consumer receivables is critical to our Consumer business and financial results. The provision for credit losses on consumer receivables is established based on management's assessment of various factors such as changes in the nature, volume and risk characteristics of the consumer receivables portfolio, including trends in delinquency and charge-offs and current economic conditions that may affect a customer's ability to repay. There can be no assurance that our performance forecasts will be accurate. Our allowance for losses on consumer receivables is an estimate, and if actual repayment defaults and charge-offs are materially greater than our allowance, or more generally, if our forecasts are not accurate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We depend on various third-party partners, service providers and vendors, and any adverse changes in our relationships with these third parties could materially and adversely affect our business.

We depend on various third-party partners, service providers and vendors for certain products and services. In our Consumer business, our business depends in part on our ability to work with our bank partner, Pathward, to provide our customers with deposit accounts and debit cards facilitated through our platform. We also depend on our relationship with DriveWealth to provide brokerage and related services for the investment accounts facilitated through our Consumer platform and with Zero Hash to provide certain digital currency-related services to our customers. In addition, we also depend on our relationships with our Product Partners to provide the various product and service offerings available in our Consumer marketplace.

In our Enterprise business, our success also depends in part on our relationships with our Enterprise Partners and their financial strength. For example, during challenging macroeconomic conditions, our Product Partners may tighten underwriting standards for certain of their products, which would result in fewer opportunities for us to generate revenue from matching consumers from our Channel Partners with them. In times of financial difficulty, Enterprise Partners may also fail to pay fees when due. Our Product Partners could also change their online marketing strategies or implement cost-reduction initiatives that decrease spending through our Enterprise platform. The occurrence of one or more of these events, alone or in combination, with a significant number of our Enterprise Partners could harm our business, financial condition and results of operations.

Any changes in these relationships or loss of these partners, or any failure of them to perform their obligations in a timely manner or at all, could degrade the functionality of our platform, materially and adversely affect usage of our products and services, impose additional costs or requirements or disadvantage us compared to our competitors. We also rely on relationships with third-party partners to obtain and maintain customers, and our ability to acquire new customers could be materially harmed if we are unable to enter into or maintain these relationships on terms that are commercially reasonable to us, or at all. In addition, we may be unable to renew our existing contracts with our most significant third-party relationships, including Pathward and DriveWealth, on terms favorable to us, or at all, or they may stop providing or otherwise supporting the products and services we obtain from them. We may not be able to obtain these or similar products or services on the same or similar terms as our existing arrangements, if at all.

We also rely on third-party service providers and vendors to perform various functions that are important to our business, including underwriting, fraud detection, marketing, operational functions, cloud infrastructure services, information technology and telecommunications, and, because we are not a bank and cannot belong to or directly access the ACH payment network, ACH processing and debit and credit card payment processing. If one or more key third-party service providers or vendors were to cease to provide such functions for any reason, there could be delays in our ability to process payments and perform other operational functions for which we are currently relying on such third-party service provider or vendor, and we may not be able to promptly replace such third-party service provider or vendor on the same economic terms. The loss of those service providers or vendors could materially and adversely affect our business, results of operations and financial condition.

While we require our third-party partners, service providers and vendors to provide services to us in accordance with our agreements and regulatory requirements, we do not have control over their operations. In the event that such a third party for any reason fails to comply with legal or regulatory requirements or otherwise to perform its functions properly, our ability to conduct our business and perform other operational functions for which we currently rely on such third party will suffer, and our business, financial condition, results of operations and cash flows may be negatively impacted.

If we fail to comply with the applicable requirements of our third-party providers, they could seek to suspend or terminate our accounts, which could adversely affect our business.

We rely on agreements with Pathward, DriveWealth, Zero Hash and other third-party providers to provide deposit accounts, debit card services, investment advisory services and cryptocurrency-related services. These agreements and corresponding regulations governing banks and financial institutions may give them substantial discretion in approving certain aspects of our business practices, including our application and qualification procedures for customers, and require us to comply with certain legal requirements. Our third-party providers' discretionary actions under these agreements could impose material limitations to, or have a material adverse effect on, our business, financial condition and results of operations. Without these relationships, we would not be able to offer or service our deposit accounts, debit cards, investment accounts and cryptocurrency accounts, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, our financial results could be adversely affected if our costs associated with such relationships materially change or if any penalty or claim for damages is imposed as a result of our breach of the agreement with them or their other requirements.

Adverse publicity concerning us, our business or our personnel or our failure to maintain our brand in a cost-effective manner could materially and adversely affect our business.

Maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services, retaining existing customers and clients and expanding our base of customers and clients. Maintaining and promoting our brand depends largely on our ability to continue to provide useful, reliable, secure and innovative products and services, the effectiveness of our marketing efforts, the experience of existing customers and clients, including our ability to provide high-quality support and solutions to quickly resolve issues or otherwise meet their needs, and our ability to maintain trust. We may introduce, or make changes to, features, products, services, privacy practices or terms of service that customers and clients do not like, which may materially and adversely affect our brand. Our efforts to build our brand have involved significant expense, and our marketing spend may increase in the near term or in the future. Our brand promotion activities, including efforts to create personalized content through our media division and any actions we take as part of any rebranding of our businesses, products or services, may not generate or maintain brand awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building and maintaining our brand. If we fail to successfully promote, protect and maintain our brand or if we incur excessive expenses in this effort, we may lose our existing customers and clients to our competitors or be unable to attract new customers and clients, which could have an adverse effect on our business and results of operations.

We have been from time to time, and may in the future be, the target of incomplete, inaccurate and misleading or false statements about our company and our business that could damage our brand and deter the adoption of our platform. Harm to our brand can arise from many sources, including the quality and reliability of our products and services or changes thereto; the experience of our customers and clients with our products or services and our ability to effectively manage and resolve issues and complaints; our privacy, data protection and information security practices and our compliance and risk management processes; incidents or allegations of illegal or improper conduct by us, our partners or other counterparties; litigation or regulatory action; and any other negative publicity about our company, our key personnel, including management, and our content creators. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

Demand for our products or services may decline if we do not continue to innovate or respond to evolving technological or other changes.

We operate in a dynamic industry characterized by rapidly evolving technology, frequent product and service offering introductions and competition based on pricing, innovative features and other differentiators. We rely on our proprietary technology to make our Consumer platform available to customers and to integrate our Enterprise platform with our Enterprise Partners' businesses. In addition, we may increasingly rely on technological innovation as we introduce new types of products and services, expand into new markets and continue to streamline our platform. The process of developing and integrating new technologies, including artificial intelligence ("AI") and machine learning models, is complex and may cause errors or inadequacies that are not easily detectable, and as we integrate more generative AI technology into our platform to improve the experience of our users, it may result in unintentional or unexpected outputs that are incorrect. If we are unable to successfully innovate and continue to deliver a high-quality, superior experience, demand for our products or services may decrease and our growth and operations may be harmed.

If the information provided to us by customers or other third parties is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

Our decisions to provide many of our products and services to customers are based partly on information that they provide to us or authorize us to receive. To the extent that these customers or third parties provide information to us in a manner that we are unable to verify, our decisioning process may not accurately reflect the associated risk. In addition, data provided by third-party sources, including consumer reporting agencies, is a component of our credit decisions and this data may contain inaccuracies. This may result in the inability to either approve otherwise qualified applicants or rejected otherwise unqualified applicants through our platform or accurately analyze credit data, which may adversely impact our business and negatively impact our reputation.

In addition, there is risk of fraudulent activity associated with our business, including as a result of the service providers and other third parties who handle customer information on our behalf. We use identity and fraud prevention tools to analyze data provided by external databases to authenticate the identity of each applicant that signs up for our first-party products and services. However, these checks have failed from time to time and may again fail in the future, and fraud, which may be significant, has and may in the future occur. The level of fraud-related charge-offs on the first-party products and services facilitated through our platform could be adversely affected if fraudulent activity were to significantly increase. We may not be able to recoup funds associated with our first-party products and services made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations and profitability will be harmed. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity and the erosion of trust from our customers, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

Any acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business and negatively impact our results of operations.

We have evaluated and considered, and will continue to evaluate and consider, acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions. These transactions could be material to our financial condition and results of operations if consummated and will involve known and unknown risks, including:

- difficulties in integrating the operations, personnel, systems, data, technologies, products and services of the acquired business and in maintaining uniform standards, controls, procedures and policies within the combined organization;

- inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits, or failure to successfully incorporate or further develop acquired technologies;

- diversion of management's time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

- difficulties in retaining relationships with customers, employees, suppliers and other third-party partners of the acquired business;

- risks of entering markets in which we have no or limited direct prior experience;

- regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary approvals, as well as being subject to new regulators with oversight over an acquired business;

- assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

- liability or other ongoing obligations for activities of the acquired or disposed of business before the acquisition or disposition, including patent and trademark infringement claims, violations of laws, regulatory actions, commercial disputes, tax liabilities and other known and unknown liabilities; and

- unexpected costs and unknown risks and liabilities associated with strategic transactions.

We may not be able to identify appropriate business opportunities that benefit our business strategy or otherwise satisfy our criteria to undertake such opportunities. Even if we do identify potential strategic transactions, we may not be successful in negotiating favorable terms in a timely manner or at all or in consummating the transaction, and even if we do consummate such a transaction, it may not generate sufficient revenue to offset the associated costs, may not otherwise result in the intended benefits or may result in unexpected difficulties and risks. In particular, any future acquisition of new businesses or technology may not lead to the successful development of new or enhanced products and services, and any new or enhanced products and services, if developed, may not achieve market acceptance or prove to be profitable. It may also take us longer than expected to fully realize the anticipated benefits and synergies of these transactions, and those benefits and synergies may ultimately be smaller than anticipated or may not be realized at all, which could adversely affect our business, financial condition and results of operations.

In addition, any future strategic transactions may also require us to issue additional equity securities, spend our cash or incur debt (and increase interest expense), liabilities and amortization expenses related to intangible assets or write-offs of goodwill, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.

Companies periodically review and change their advertising and marketing business models and relationships. If we are unable to remain competitive or retain key clients in our media division, our business, financial condition, results of operations and cash flows may be adversely affected.

From time to time, clients of our digital media and content production services put their advertising and marketing business up for competitive review. Key competitive considerations for retaining existing business and winning new business include the quality and effectiveness of the advertising and marketing services that we offer and the content that we produce, actions taken by our competitors to enhance their digital media offerings, whether we meet the expectations of our clients and a number of other factors. To the extent that we are unable to remain competitive or retain key clients in our media division, our revenue may be adversely affected, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows. In addition, many factors can affect corporate spending, including economic conditions, changes in tax rates and tax laws and inflation, and any reduction in client spending or a delay in client payments in our media division could negatively impact our operating results.

Increases in the costs of content may adversely affect our business.

The success of our business and our ability to engage and retain customers in our platform are dependent in part on our ability to produce or acquire popular content, which in turn depends on our ability to retain content creators and rights to content for our platform. We may in the future incur increasing revenue-sharing costs to compensate content creators for producing original content. We also rely on key personnel in our media division to generate creative ideas for original content and to supervise the original content origination and production process, which can require considerable resources. If we are not able to compete effectively for talent or attract and retain top talent at reasonable costs, our content production capabilities would be negatively impacted.

We may also, from time to time, license content for our platform instead, and our ability to do so may be impacted by increasing licensing costs to compensate content creators. If we are unable to procure such licenses at reasonable costs, this may impact the categories and volume of engaging content that we can display on our Consumer platform.

We depend on our senior management team and other key personnel, and if we fail to attract, retain and motivate our personnel, our business, financial condition and results of operations could be adversely affected.

Our success significantly depends on the continued service of our senior management team and other key personnel. Our success also depends on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. As a result, any shortage of qualified labor could significantly adversely affect our business. Labor shortages will also likely lead to higher wages for employees and result in direct and indirect increases in costs to us, which would reduce our profitability and could have a material adverse effect on our business, financial condition and results of operations.

Competition for highly skilled personnel is extremely intense, particularly in New York, where our headquarters is located, and in Kuala Lumpur, where many of our engineering and data analytics personnel are located. We have experienced, and expect to continue to face, difficulty identifying, hiring and retaining qualified personnel and may also encounter difficulties in retaining key employees of acquired companies. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our stock may adversely affect our ability to attract or retain highly skilled personnel. Further, many companies have adopted work-from-home policies that may be more flexible than ours, which further increases the challenges associated with hiring and retaining qualified personnel.

Our engineering and technical development teams are based primarily in Malaysia, which could be adversely affected by changes in political or economic stability or by government policies.

Our engineering and technical development teams are based primarily in Malaysia, which is subject to relatively higher degrees of political and social instability than the United States and may lack the infrastructure to withstand political unrest, market turmoil or natural disasters. The political or regulatory climate in the United States, or elsewhere, also could change so that it would not be lawful or practical for us to use international operations in the manner in which we currently use them. If we had to curtail or cease operations in Malaysia and transfer some or all of these operations to another geographic area, we would incur significant transition costs as well as higher future overhead costs that could materially and adversely affect our results of operations.

We rely on a variety of funding sources to support our business model. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To support the origination of loans, cash advances and other receivables on our platform and the growth of our business, we must maintain a variety of funding arrangements. We cannot guarantee that we will be able to extend or replace our existing funding arrangements at maturity on reasonable terms or at all. For example, disruptions in the credit markets or other factors, such as the high inflation and interest rate environment in 2023, could adversely affect the availability, diversity, cost and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry or our business, including as a result of any significant underperformance of the consumer receivables facilitated through our platform or regulatory developments, in particular regarding earned wage access products, that impose significant requirements on, or increase potential risks and liabilities related to, the consumer receivables facilitated through our platform, and fail to renew or extend facilities or impose higher costs to access our funding. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding on terms acceptable to us, or at all, we would need to secure additional sources of funding or reduce our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, as the volume of consumer receivables facilitated through our platform increases and in order to support future business growth, we may require the expansion of our funding capacity under our existing funding arrangements or the addition of new sources of capital. We may also change our funding strategy over time depending on the attractiveness and availability of alternative funding structures. The availability and diversity of new funding arrangements depends on various factors and are subject to numerous risks, many of which are outside of our control. In the event of a sudden or unexpected shortage of funds in the financial system, we may not be able to maintain necessary levels of funding without incurring high funding costs or a reduction in the term or size of funding instruments. In such a case, if we are unable to arrange new or alternative methods of financing on favorable terms, we would have to reduce our transaction volume or otherwise inhibit our business growth, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The agreements governing our funding arrangements require us to comply with certain covenants. A breach of such covenants or other events of default under our funding agreements could result in the reduction or termination of our access to such funding, could increase our cost of such funding or, in some cases, could give our lenders the right to require repayment of the loans prior to their scheduled maturity. Certain of these covenants and restrictions limit our and our subsidiaries' ability to, among other things: incur additional indebtedness; create liens on certain assets; pay dividends on or make distributions in respect of their capital stock or make other restricted payments; consolidate, merge, sell, or otherwise dispose of all or substantially all of their assets; purchase or otherwise acquire assets or equity interests; modify organizational documents; enter into certain transactions with their affiliates; enter into restrictive agreements; engage in other business activities; and make investments. The Monroe Credit Agreement (as defined in Part II, Item 8 "Financial Statements and Supplementary Data — Debt" in this Annual Report on Form 10-K) also contains certain financial covenants with respect to minimum adjusted revenue, EBITDA, liquidity and unrestricted cash (each as defined therein).

We may be unsuccessful in managing the effects of changes in the cost of capital on our business.

We have in the past and will continue to evaluate and consider opportunities to access the capital markets to obtain capital to develop new technologies, expand our business, respond to competitive pressures or pursue strategic transactions, as well as for general corporate purposes. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. However, our future access to the capital markets and ability to obtain debt or equity funding on terms that are satisfactory to us, if at all, could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, our credit rating, investor interest or overall business or industry prospects, our share price, interest rates, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. In particular, the market price of the Class A Common Stock has been and may continue to be volatile, and any limitation on market liquidity or reduction in the share price could have a material adverse effect on our ability to raise capital on terms acceptable to us, or at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities or respond to competitive challenges.

If we succeed in raising additional funds through the issuance of equity or equity-linked securities, then existing stockholders could experience substantial dilution. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of the Class A Common Stock. In addition, any such issuance could subject us to restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, to the extent we incur additional indebtedness or such other obligations, the risks associated with our existing debt, including our possible inability to service our existing debt, would increase.

Real or perceived inaccuracies in our key operating metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics such as those set forth in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Metrics" with internal systems and tools that are not independently verified by any third party. While the metrics presented in this Annual Report on Form 10-K are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics misstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties and makes it difficult to evaluate our future prospects.

We have experienced rapid growth in recent years, which has placed significant demands on our operational, risk management, technology, compliance and finance and accounting infrastructure, and has resulted in increased expenses. Our historical revenue growth should not be considered indicative of our future performance, which may make it difficult to make accurate predictions about our future performance. We have also encountered, and will continue to encounter, risks, uncertainties and difficulties frequently experienced by growing companies in rapidly changing and heavily regulated industries, including challenges associated with achieving market acceptance of our products and services, attracting and retaining customers, the evolving fraud and information security landscape and complying with extensive laws and regulations (particularly those that are subject to evolving interpretations and application), as well as increased competition and the complexities of managing expenses as we expand our business. If we are not able to timely and effectively address these risks and difficulties, as well as those described elsewhere in this "Risk Factors" section, our business, financial condition, results of operations and cash flows may be adversely affected.

We have a history of losses and may not achieve or maintain profitability in the future.

Our net losses were $45.2 million and $189.1 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had a total accumulated deficit of $702.7 million. We may continue to incur net losses in the future, and such losses may fluctuate significantly from quarter to quarter. We will need to generate and sustain significant revenues for our business and generate greater operating cash flows in future periods in order to achieve profitability, which, even if achieved, we may be unable to maintain due to a number of reasons, including the risks described herein, unforeseen expenses, difficulties, complications and delays and other unknown events. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue sufficiently to offset our higher operating expenses. We intend to continue to invest in sales and marketing, technology and new products and services in order to enhance our brand recognition and our value proposition to our customers, and these additional costs will create further challenges to generating near-term profitability. In addition, general and administrative expenses may in the future increase to meet the increased compliance and other requirements associated with evolving regulatory requirements or other factors.

Borrowers in our Consumer business may prepay a loan at any time without penalty, which could reduce our revenue and harm our business, financial condition, results of operations and cash flows.

In our Consumer business, a borrower may decide to prepay all or a portion of the remaining outstanding principal amount on our first-party loan product at any time without penalty. Prepayments may occur for a variety of reasons, including if interest rates decrease after a loan is made. However, if a significant volume of prepayments occur that our models do not accurately predict, we would receive significantly lower interest associated with such prepaid loan and the amount of our servicing fees would decline, which could harm our business, financial condition, results of operations and cash flows.

Our risk management processes and procedures may not be effective.

We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we are subject, including credit risk, deposit risk, market risk, liquidity risk, strategic risk, operational risk, fraud risk, information security risk, cybersecurity risk and reputational risk, as described further herein in this "Risk Factors" section. Our management is responsible for defining the priorities, initiatives and resources necessary to execute our strategic plan, the success of which is regularly evaluated by the Board of Directors. Our risk management processes and procedures seek to appropriately balance risk and return and mitigate risks. In order to be effective, among other things, our enterprise risk management capabilities must adapt and align to support any new product feature, service offering, capability, strategic development or external change.

Risk is inherent in our business, and therefore, despite our efforts to manage risk, there can be no assurance that we will not sustain unexpected losses. We could incur substantial losses and our business operations could be disrupted to the extent our business model, operational processes, control functions, technological capabilities, risk analyses and business/product knowledge do not adequately identify and manage potential risks associated with our strategic initiatives. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business.

Our platform and internal systems, and those of third parties upon whom we rely, rely on software that is highly technical, and if it contains undetected technical errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex and the ability of such software to store, retrieve, process and manage high volumes of data. The software upon which we rely may from time to time contain undetected technical errors or bugs. Some technical errors or bugs may only be discovered after the code has been released for external or internal use. Technical errors or other design defects within the software upon which we rely may result in a negative experience for customers, clients or third-party partners and issues in our provision of our products and services or their functionality, including the operation of the embedded finance marketplace platform solutions that we provide to our Enterprise Partners, failure to accurately predict the suitability of customers for our products and services, failure to comply with applicable laws and regulations, failure to detect fraudulent activity on our platform, our inability to accurately evaluate potential customers, delayed introductions of new features or enhancements or failure to protect consumer data, our intellectual property or other sensitive data or proprietary information. Any technical errors, bugs or defects discovered in the software upon which we rely could result in harm to our reputation, loss of customers, clients or third-party partners, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, any of which could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Industry

We operate in highly competitive industries, and our inability to compete successfully would materially and adversely affect our business, financial condition, results of operations and cash flows.

We operate in rapidly changing and highly competitive industries. We compete across our business lines with a variety of competitors, including traditional banks and credit unions; new entrants obtaining banking licenses; non-bank digital providers offering banking-related services; specialty finance and other non-bank digital providers offering consumer lending-related or earned wage access products; digital wealth management platforms such as robo-advisors offering consumer investment services and other brokerage-related services; and digital financial platform, embedded finance and marketplace competitors, which aggregate and connect consumers to financial product and service offerings. We also compete with advertising agencies and other service providers to attract marketing budget spending from our Enterprise clients. We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. Some of our current and potential competitors have longer operating histories, particularly with respect to financial services products similar to ours, significantly greater resources and a larger customer base than we do. This allows them, among other things, to potentially offer more competitive pricing or other terms or features, a broader range of financial or other products or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in consumer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract customers away from our services and reduce our market share in the future.

In addition, we face competition in our media division from others in the digital media and content creation industry, which range from large and established media companies, including social media companies and production studios, to emerging start-ups. Established companies have longer operating histories and more established relationships with customers and users, and they can use their experience and resources in ways that could affect our competitive position, including by making acquisitions, investing aggressively in research and development, aggressively initiating intellectual property claims (whether or not meritorious) and competing aggressively for advertisers and websites. Emerging start-ups may be able to innovate and provide products and services faster than we can. Our operating results may suffer if our digital content is not appropriately timed with market opportunities, if our competitors are more successful than we are in developing compelling content, if we are unable to successfully innovate and provide superior services to clients or if our digital content is not effectively brought to market.

Our results of operations and future prospects depend on our ability to compete effectively and attract new and retain existing customers and clients, which depends upon many factors both within and beyond our control, including those described in this "Risk Factors" section. In acting to meet these competitive challenges, we may be forced to increase marketing expenditures or utilize significant other resources. Competitive pressures could also result in us reducing the amounts we charge for our various products and services or incurring higher customer acquisition costs, and could make it more difficult for us to grow our product and service offerings in both number and volume for new as well as existing customers and clients. All of the foregoing factors and events could adversely affect our business, financial condition, results of operations and cash flows.

Changing expectations for inflation and deflation and corresponding fluctuations in interest rates could decrease demand for our lending products and negatively affect loan performance as well as increase certain operating costs such as employee compensation.

There is uncertainty about the prospects for growth in the U.S. economy impacted by a number of factors, including, but not limited to, rising government debt levels, potential government policy shifts, changing U.S. consumer spending patterns and changing expectations for inflation and deflation which may impact interest rates. During 2022 and 2023, the U.S. Federal Reserve raised benchmark interest rates eleven times, partially in response to increasing inflation and a strong labor market. Any change in the fiscal policies or stated target interest rates of the U.S. Federal

Reserve or other central banking institutions, or market expectations of such change, are difficult to predict and may result in sustained levels of high interest rates. Increased interest rates, which often lead to higher payment obligations, may adversely impact the spending level of consumers and their willingness and ability to borrow money, resulting in decreased borrower demand for our lending products or those provided by our Product Partners. A change in demand for our lending products or those provided by our Product Partners and any steps we may take to mitigate such change could impact credit quality and overall growth of our business. In addition, our Product Partners may tighten underwriting standards in high interest rate and inflationary environments, resulting in decreased lending supply, and therefore decreased revenue to us, in our personal loans vertical. During the year ended December 31, 2023, revenue from our personal loans vertical represented the majority of our Enterprise marketplace revenue. This concentration of revenue in the personal loans sector could heighten the impact of adverse macroeconomic conditions on our Enterprise business, which could materially and adversely affect financial condition, results of operations and cash flows. Furthermore, inflationary and other economic pressure resulting in the inability of a borrower to repay a loan could translate into increased loan delinquencies, defaults, bankruptcies or foreclosures and charge-offs and decreased recoveries, all of which could negatively affect our business, financial condition, results of operations and cash flows.

Additionally, an inflationary environment, combined with the tight labor market, could make it more costly for us to attract or retain employees. In order to meet the compensation expectations of our prospective and current employees due to inflationary factors, we may be required to increase our operating costs or risk losing skilled workers to competitors.

Adverse developments affecting financial institutions or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions for the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Despite subsequent actions taken by the U.S. Department of the Treasury, the U.S. Federal Reserve and the FDIC to ensure that all depositors of SVB had access to all of their cash deposits following the closure of SVB, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Federal Reserve Board announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, the U.S. Federal Reserve and the FDIC will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all. The failure of banks and financial institutions and the measures taken by governments, businesses and other organizations in response to these events could adversely impact our business, financial condition and results of operations.

We regularly maintain cash balances at third-party financial institutions in excess of the FDIC insurance limit. Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we maintain cash balances to the extent such financial institutions face liquidity constraints or failures, particularly if we hold a large concentration of cash and cash equivalents in any single financial institution.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in significant disruptions to our business, any of which could have material adverse impacts on our operations and liquidity.

Our business may be adversely affected by economic conditions and other factors that we cannot control.

The timing, severity and duration of an economic downturn can have a material adverse effect on our ability to generate revenue and to absorb expected and unexpected losses. Many factors, including factors that are beyond our control, may impact our business, financial condition, results of operations and cash flows by affecting our customers' and clients' willingness and capacity to use our products and services. These factors include interest rates, unemployment levels, the impact of seasonality, conditions in the housing market, immigration policies, gas prices, energy costs, government shutdowns, political developments and unrest (including relating to the upcoming 2024 U.S. presidential election), trade wars, as well as events such as natural disasters, acts of war and other geopolitical developments (such as the ongoing conflicts between Ukraine and Russia and in the Middle East), terrorism, catastrophes and pandemics such as the COVID-19 pandemic or other similar epidemics or adverse public health developments. In addition, adverse macroeconomic conditions may cause our Product Partners to reduce their marketing spend or advertising on our platform, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Adverse macroeconomic conditions may also have the effect of heightening many of the other risks described herein. In particular, the ongoing conflicts between Ukraine and Russia and in the Middle East could amplify disruptions to the financial and credit markets, increase risks of an information security or operational technology incident, cause cost fluctuations to us or third parties upon which we rely and increase costs to ensure compliance with global and local laws and regulations. The occurrence of any of these risks could adversely impact our business and financial results.

Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for the consumer finance industry. For example, in making a decision whether to extend credit to a new or existing customer or determine appropriate pricing for a loan or whether to provide a customer an advance, our decision strategies rely on robust data collection, including from third-party sources, proprietary scoring models and market expertise. Our ability to adapt in a manner that balances future revenue production and loss management may be tested in a downturn. The timing and extent of an economic downturn may also require us to change, postpone or cancel our strategic initiatives or growth plans to pursue shorter-term sustainability. The longer and more severe an economic downturn, the greater the potential adverse impact on us, which could be material.

Many new customers on our platform have limited or no credit history and limited financial resources. Accordingly, such customers have historically been, and may in the future become, disproportionately affected by adverse macroeconomic conditions, potentially impacting our ability to make accurate assessments or decisions about our customers' ability to pay for loans, repay cash advances or pay for other products and services we provide. In addition, major medical expenses, divorce, death or other issues that affect customers could affect a customer's willingness or ability to make payments on their loans, repayments on their advances or engage in investing activities. If borrowers default on loans facilitated on our Consumer platform, the cost to service these loans may also increase without a corresponding increase in revenue earned from lending operations and the value of the loans could decline. Any sustained decline in demand for loans, cash advances or other products and services we offer, or any increase in delinquencies or defaults that result from economic downturns, may harm our ability to maintain robust volumes for our business, which would adversely affect our financial condition and results of operations. For the year ended December 31, 2023, for the partially or fully secured personal loans provided through our Credit Builder Plus membership program, the average 30+ day delinquency rate was 4.0% (representing uncovered past due balances divided by total principal) and the average monthly net charge-off rate was 0.8%. For the year ended December 31, 2023, the non-repayment rate for advances provided through our Instacash product was 4.2%. See Part I, Item 1 "Business — Our Platform — Consumer — First-Party Financial Products and Services."

In addition, sustained high levels of unemployment may increase the non-repayment rate on our loans and cash advance products, increase the rate of customers declaring bankruptcy or decrease our customers' use of our investment and other products and services. If we are unable to adjust our business operations to account for rises in unemployment, or if our platform is unable to more successfully predict the creditworthiness of potential borrowers compared to other lenders, then our business, financial condition, results of operations and cash flows could be adversely affected.

Risks Relating to Information Security

Cyberattacks, data security breaches or other similar incidents or disruptions suffered by us or third parties upon which we rely could have a material adverse effect on our business, harm our reputation and expose us to public scrutiny or liability.

In the normal course of business, we collect, process, use and retain sensitive and confidential information regarding our customers and prospective customers, including data provided by and related to consumers and their transactions, as well as other data of the counterparties to their payments. We also have arrangements in place with certain third-party service providers that require us to share customer information. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of third-party service providers, are vulnerable to actual or threatened external or internal security breaches; acts of vandalism, theft, fraud or misconduct on the part of employees, other internal sources or third parties; computer viruses or malware; phishing attacks; internet interruptions; disruptions or losses; misplaced or lost data; ransomware; unauthorized encryption; denial-of-service attacks; social engineering; unauthorized access; spam or other attacks; natural disasters; fires; terrorism; war; telecommunications or electrical interruptions or failures; programming or human errors or malfeasance; and other similar malicious or inadvertent disruptions or events. We and our third-party service providers from time to time have experienced and may in the future continue to experience such instances, and we may experience heightened risks of cyberattacks and other security breaches or disruptions as a result of the ongoing unification efforts to integrate certain legacy IT infrastructure and systems of MALKA and Even Financial Inc. (now Engine by MoneyLion). The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in legal claims or proceedings, significant legal and financial exposure, supervisory liability under U.S. federal or state or non-U.S. laws regarding the privacy and protection of information, including PII, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business. Although the impact to date from these events has not had a material adverse effect on us, no assurance is given that this will be the case in the future.

In addition to cyberattacks, data security breaches and other similar incidents involving the theft of sensitive and confidential information, ransomware, hackers, terrorists, sophisticated nation-state and nation-state supported actors and other malicious third parties recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites, which attacks we have faced in the past and anticipate will continue to grow in scope and complexity over time. We and our third-party partners, service providers or vendors may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used to sabotage or to obtain unauthorized access to our or our third-party partners', service providers' or vendors' technology, systems, networks and/or physical facilities in which data is stored or through which data is transmitted change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection, and we may fail to detect the existence of a security breach related to the information of our customers and to prevent or detect service interruptions, system failure or data loss. Further, as many of our employees continue to work remotely, these cybersecurity risks may be heightened by an increased attack surface across our business and those of our customers and third-party partners, service providers and vendors. We cannot guarantee that our efforts, or the efforts of those upon whom we rely and with whom we partner, will be successful in preventing any such information security incidents.

Information security risks in the financial services industry in particular are significant, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and other malicious third parties. In addition, there have been a number of well-publicized attacks or breaches affecting companies in the financial services industry that have heightened concern by customers, which could also intensify regulatory focus, cause customers to lose trust in the security of the industry in general and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business. The digital nature of our platform may also make it an attractive target for hacking and potentially vulnerable to security breaches and similar disruptions.

Most jurisdictions (including all 50 states) have enacted laws requiring companies to notify individuals, regulatory authorities and/or others of security breaches involving certain types of data. In addition, our agreements with certain partners and service providers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers, partners and service providers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. A security breach of any of our vendors that processes PII may pose similar risks.

A cyberattack, data security breach or other similar incident may also cause us to breach customer contracts. Our agreements with certain partners and service providers may require us to use industry-standard or reasonable measures to safeguard PII. We also may be subject to laws that require us to use industry-standard or reasonable security measures to safeguard PII. A cyberattack, data security breach or other similar incident could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action, and our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages, and in some cases, our customer agreements may not limit our remediation costs or liability with respect to data breaches.

Litigation resulting from cyberattacks, data security breaches or other similar incidents may adversely affect our business. Unauthorized access to our technology, systems, networks or physical facilities, or those of our third-party partners, service providers or vendors, could result in litigation with our customers or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management's time and attention, increase our costs of doing business or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our products and/or technology capabilities in response to such litigation, which could have an adverse effect on our business. If a cyberattack, data security breach or other similar incident were to occur, and the confidentiality, integrity or availability of PII was disrupted, we could incur significant liability, or our technology, systems or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.

While we maintain cybersecurity insurance, we may not have adequate insurance coverage with respect to liabilities that result from any cyberattacks, data security breaches or other similar incidents or disruptions suffered by us or third parties upon which we rely. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage as to any future claim.

Defects, failures or disruptions in our systems or those of third parties upon which we rely and resulting interruptions in the availability of our platform could harm our business and financial condition, harm our reputation, result in significant costs to us and expose us to substantial liability.

We use third-party service providers and vendors, such as our cloud computing web services provider, account transaction and card processing companies, in the operation of our platform. The satisfactory performance, reliability and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our platform to attract new and retain existing customers. We rely on these third-party service providers and vendors to protect their systems and facilities against damage or service interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts, unauthorized access, sabotage, acts of vandalism, military actions, negligence, human errors, fraud, spikes in platform use and denial of service issues, hardware failures, improper operation, cyberattacks, data loss, wars and similar events. The escalation of tensions due to global conflicts could also result in increased cyberattacks that could either directly or indirectly affect our operations.

If an arrangement with a third-party service provider or vendor is terminated or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing that third-party service provider or vendor, and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.

In addition, we source certain information from third parties. For example, our risk-scoring model is based on algorithms that evaluate a number of factors and currently depends on sourcing certain information from third parties, including consumer reporting agencies. In the event that any third party from which we source information experiences a service disruption for any reason, the ability to operate our platform, including to score and decision applications for our various products and services, may be adversely impacted.

To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology or software is either developed by us, or, if available, is identified, obtained and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar data, technology or software, which could result in the loss or limiting of our products or services or features available in our products or services.

In addition, our platform is accessed by many customers, often at the same time. As we continue to expand the number of our customers and the products and services available through our platform, we may not be able to scale our technology to accommodate the increased capacity requirements. The failure of data centers, internet service providers or other third-party service providers or vendors to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. Any interruptions or delays in our platform availability of reduction in the speed or other functionality of our platform could harm our relationships with our customers, prevent our customers from accessing their accounts, damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, cause the loss of critical data, prevent us from supporting our platform, products or services or processing transactions with our customers or cause us to incur additional expense in arranging for new facilities and support or otherwise harm our business, any of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Intellectual Property

We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights, which could reduce the value of our platform, products, services and brand, impair our competitive position and cause reputational harm.

Intellectual property and other proprietary rights are important to the success of our business, and our trademarks, trade names and service marks have significant value to our brand. Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary rights, including with respect to our proprietary technology. We rely on both registrations and common law protections for our trademarks. As of December 31, 2023, we owned 22 registered trademarks and 1 registered copyright and had 10 trademark applications and 1 copyright application. We also own the domain name rights for, among other sites, moneylion.com, engine.tech, fiona.com and malkamedia.com. Nonetheless, the steps we take to obtain, maintain, protect and enforce our intellectual property and other proprietary rights may be inadequate, and we cannot guarantee that any future patent, trademark or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights or provide us with any competitive advantage. The legal standards relating to the validity, enforceability and scope of protection of intellectual property and other proprietary rights are uncertain and still evolving. Changes to U.S. or foreign intellectual property laws and regulations may also jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain patent protection, including for some of our business methods.

Despite our efforts to protect these rights, unauthorized third parties, including our competitors, may reverse engineer, access, obtain or use the proprietary aspects of our technology, processes, products or services without our permission, thereby impeding our ability to promote our platform and possibly leading to customer confusion. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our products or services such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. The value of our intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights. We may also be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks, or other intellectual property or other proprietary rights that are similar to, infringe upon, misappropriate, dilute, or otherwise violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. Additionally, if third parties succeed in registering or developing common law rights in our trademarks or similar trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our platform, products or services. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could adversely impact our business, financial condition and results of operations.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. We utilize confidentiality and intellectual property assignment agreements with our employees and contractors involved in the development of material intellectual property for us, which require such individuals to assign such intellectual property to us and place restrictions on the employees' and contractors' use and disclosure of our confidential information. However, these agreements may not be self-executing, and we cannot guarantee that we have entered into such agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, knowhow or trade secrets owned or held by us. Additionally, our contractual arrangements may be insufficient, breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property may make adverse ownership claims to our current and future intellectual property. Likewise, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting works of authorship, know-how and inventions. The measures we have put in place may not prevent misappropriation, infringement or other violation of our intellectual property, proprietary rights or information, and any resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement or other violation by others, which is time-consuming and expensive, could cause a diversion of resources and may not be successful. Additionally, our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims or countersuits are successful, it could diminish, or we could otherwise lose, valuable intellectual property and other proprietary rights. Additionally, the laws of some foreign countries may not be as protective of intellectual property and other proprietary rights as those in the U.S., and the mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Any of the foregoing could adversely impact our business, financial condition and results of operations.

Our inability to obtain or maintain intellectual property, proprietary rights and technology licensed from third parties could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our business and our platform rely on technologies licensed from third parties. Third-party software components may become obsolete, defective or incompatible with future versions of our services, or our relationships with the third-party licensors or technology providers may deteriorate, expire or be terminated. Additionally, some of these licenses or other grants of rights may not be available to us in the future on terms that are acceptable, or at all, or that allow our platform, products and services to remain competitive. Companies that perceive us to be a competitor may also be unwilling to assign, license or otherwise grant rights to us. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Even if such licenses or other grants of rights are available, we may be required to pay the licensor (or other applicable counterparty) substantial royalties, which may affect the margins on our products and services. Furthermore, incorporating intellectual property or proprietary rights in our products or services licensed from or otherwise made available to us by third parties on a non-exclusive basis could limit our ability to protect the intellectual property and proprietary rights in our products and services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products and services in the future.

We license certain third-party intellectual property that is important to our business, including technologies, content and software from third parties, and in the future we may license additional valuable third-party intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license, which would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize current or future products and services. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property rights against infringing third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable. Third parties from whom we currently license intellectual property and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable, requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property or technology.

Some aspects of our business processes include open-source software, which poses risks that could have a material and adverse effect on our business, financial condition and results of operations.

We incorporate open-source software into processes supporting our business and anticipate using open-source software in the future. Such open-source software may include software covered by licenses like the GNU General Public License and the Apache License. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open-source license terms are often ambiguous. The terms of various open-source licenses to which we are subject have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems, limits our use of the software, inhibits certain aspects of our systems and negatively affects our business operations.

We may also face claims from third parties claiming ownership of, or demanding the release or license of, modifications or derivative works that we have developed using such open-source software (which could include our proprietary source code or AI models), or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and if portions of our proprietary AI models or software are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release all or affected portions of our source code, purchase a costly license, cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement, discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or change our business activities, any of which could negatively affect our business operations and potentially our intellectual property rights and help third parties, including our competitors, develop products and services that are similar to or better than ours. In addition, the re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. If we were required to publicly disclose any portion of our proprietary models, it is possible we could lose the benefit of trade secret protection for our models.

In addition to risks related to license requirements, the use of certain open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, controls or other contractual protections regarding infringement claims or the quality of the origin of the software. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open-source software. Any of these risks associated with the use of open-source software could be difficult to eliminate or manage and, if not addressed, could materially and adversely affect our business, financial condition and results of operations.

We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property or other proprietary rights, which may be costly and may subject us to significant liability and increased costs of doing business.

We may become involved in disputes from time to time concerning intellectual property or other proprietary rights of third parties, which may relate to our own proprietary technology or to technology that we acquire or license from third parties or the content which we produce or license, and we may not prevail in these disputes. Relatedly, competitors or other third parties may raise claims alleging that we or third parties retained or indemnified by us infringe on, misappropriate or otherwise violate such competitors' or other third parties' intellectual property or other proprietary rights. These claims of infringement, misappropriation or other violation may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. If we are found to have willingly infringed a patent or other intellectual property right, we could be liable for significant monetary damages, including treble damages and attorneys' fees. We also may be unaware of third-party intellectual property or other proprietary rights that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. Additionally, we do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims from competitors or other third parties, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we may have.

Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, a claim of infringement, misappropriation or other violation against us may require us to spend significant amounts of time and other resources to defend against the claim (even if we ultimately prevail or settle the claim); pay significant money damages; lose significant revenues; be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently); obtain a license, which may not be available on commercially reasonable terms or at all, to use the relevant technology; redesign our allegedly infringing products or services, or functionality therein, or recreate, edit or otherwise cease using content we produce to avoid infringement, misappropriation or other violations, which could be costly, time-consuming or impossible; and/or rebrand our products and services or otherwise limit our branding. In addition, if a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology or content for any infringing aspect of our business, we may be forced to limit or stop offering our relevant products, services and/or technology capabilities, limit the use or distribution of particular content or cease business activities related to such intellectual property. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations.

While in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the attention and resources of our management and harm our business and operating results. Moreover, public announcements related to such claims that are perceived to be negative could have a substantial adverse effect on the price of the Class A Common Stock. The occurrence of infringement and misappropriation claims may grow as the market for our platform grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Any of the foregoing could adversely impact our business, financial condition and results of operations.

Risks Relating to Legal and Accounting Matters

We have in the past, and continue to be, subject to inquiries, subpoenas, exams, pending investigations, enforcement matters and litigation by state and federal regulators, the outcomes of which are uncertain and could cause reputational and financial harm to our business, financial condition, results of operations and cash flows.

The financial services industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, we have been, and continue to be, subject to inquiries, subpoenas, pending investigations and enforcement matters by state and federal regulators and have been threatened with or named as a defendant in lawsuits, arbitrations and administrative claims involving securities, consumer financial services and other matters. We are also subject to periodic regulatory examinations and inspections. Additionally, we have in the past received and responded to, and continue to receive and respond to, civil investigative demands, subpoenas and other similar information and investigatory requests from federal and state regulators and attorneys general relating to our provision of consumer financial services, including our lending activity, our membership program, our earned wage access product and other products and services. Any of these matters could result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. For example, in November 2023, we settled an ongoing investigation with the Colorado Department of Law relating to our historical lending activities in Colorado and the fees charged under our membership model. While such settlement had no material impact on us, similar future matters with other state regulators could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, compliance issues and complaints that are reported to and investigated by regulators, such as the SEC, FINRA, the CFPB or state regulators may, if pursued, result in formal claims being filed against us by customers or disciplinary action being taken against us or our employees by regulators or enforcement agencies. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. We expect to continue to incur costs to comply with governmental regulations. Any such claims or disciplinary actions that are decided against us could have a material impact on our financial results and may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

Unfavorable outcomes in legal proceedings may harm our business, financial condition, results of operations and cash flows.

We are, and may in the future become, subject to litigation, claims, examinations, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties, which may affect our business, financial condition, results of operations and cash flows. These claims, lawsuits and proceedings could involve labor and employment, discrimination and harassment, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret and other proprietary rights), class actions, general contract, tort, defamation, data privacy rights, antitrust, common law fraud, government regulation, compliance, alleged federal and state securities and "blue sky" law violations or other investor claims and other matters. For a discussion of specific legal proceedings to which we are currently subject, see Part I, Item 3 "Legal Proceedings." Due to the consumer-oriented nature of a significant portion of our business and the application of certain laws and regulations, participants in our industry are regularly named as defendants in litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these legal proceedings involve alleged violations of consumer protection laws. In addition, we have in the past and may in the future be subject to litigation, claims, examinations, investigations, legal and administrative cases and proceedings related to our loan products and other financial services we provide. For instance, our membership model and some of the products and services we offer, including our earned wage access product, Instacash, are relatively novel and have been and may in the future continue to be subject to regulatory scrutiny or interest and/or litigation. While we continue to respond to and cooperate with state regulators and will continue to do so in the future, as appropriate, any regulatory action in the future could have a material adverse effect on our business, financial condition, results of operations and cash flows. For additional information, see "— Risks Relating to Regulation — The legal and regulatory regimes governing certain of our products and services are uncertain and evolving. Changing or new laws, regulations, interpretations or regulatory enforcement priorities may have a material and adverse effect on our business, financial condition and results of operations."

Any unfavorable results of pending or future legal proceedings may result in contractual damages, usury-related claims, fines, penalties, injunctions, the unenforceability, rescission or other impairment of loans or cash advances originated on our platform or other censure that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition, results of operations and cash flows.

Although we currently maintain insurance, there can be no assurance that we will be able to maintain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate protection against potential liabilities. Additionally, we do not carry insurance for all categories of risk that our business may encounter. Any significant liability that is uninsured or not fully insured may require us to pay substantial amounts. There can be no assurance that any current or future claims will not materially and adversely affect our business, financial condition, results of operations and cash flows.

Failure to comply with government laws and requirements regarding anti-money laundering, counter-terror financing, economic sanctions, anti-bribery and anti-corruption could subject us to penalties and other adverse consequences.

We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering, anti-terrorism financing and economic sanctions laws and regulations, including the BSA and the USA PATRIOT Act of 2001. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing and prevent our platform from being used to facilitate business in countries or with persons or entities designated on lists promulgated by OFAC and equivalent international authorities or that are otherwise the target of sanctions. These controls include procedures and processes to detect and report potentially suspicious transactions, perform customer due diligence, respond to requests from law enforcement and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. Certain of our subsidiaries may be "financial institutions" under the BSA that are required to establish and maintain such program. Additionally, we are required to maintain this program under our agreements with our third-party partners, and certain state regulatory agencies have intimated they expect the program to be in place and followed.

We cannot provide any assurance that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering, anti-terrorism financing and economic sanctions laws and regulations we are required to comply with, and our failure to comply with these laws and regulations could result in a breach and termination of our agreements with our third-party partners, criticism, fines or other penalties by governmental agencies or any other adverse consequences, which would have a material adverse effect on our business, financial condition and results of operations.

We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, U.S. domestic bribery laws and other U.S. and foreign anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. The failure to comply with any such laws could subject us to criminal or civil liability, cause us significant reputational harm and have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (as amended, the "Sarbanes-Oxley Act"), and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal controls are necessary to provide reliable financial reports and prevent fraud. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and require significant management oversight. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business.

Our financial statements involve a number of complex accounting policies, many of which involve significant elements of judgment, including determinations regarding the consolidation of variable interest entities, determinations regarding fair value measurements and the appropriate classification of various items within our financial statements. The inherent complexity of these accounting matters and the nature and variety of transactions in which we are involved require that we have sufficient qualified accounting personnel with an appropriate level of experience and controls in our financial reporting process commensurate with the complexity of our business. We expect that the continued growth and development of our business will place significant additional demands on our internal and external accounting resources. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in material weaknesses and/or one or more restatements of our financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of an entity's annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We have in the past identified, and may in the future identify one or more, material weaknesses in our internal control over financial reporting. For additional information with respect to certain previously identified material weaknesses that we remediated as of December 31, 2023, see Part II, Item 9A "Controls and Procedures." The measures that we have taken to date, and any measures we may take in the future, may not be sufficient to avoid potential future material weaknesses. If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable NYSE listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. In addition, ineffective disclosure controls and procedures and internal controls over financial reporting could subject us to additional risks and uncertainties, including, among others, increased professional fees and expenses and time commitment that may be required to address matters related to the remediation of the material weaknesses and the restatements and increased scrutiny of the SEC and other regulatory bodies, which could cause investors to lose confidence in our reported financial information and could subject us to penalties. In addition, we could face increased potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from, among other things, the restatements, the material weaknesses in our internal control over financial reporting and the preparation of our financial statements. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, financial condition and results of operations and could cause our stock price to decline.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Our ability to use our deferred tax assets to offset future taxable income may be limited.

We may be limited in the portion of net operating loss carryforwards ("NOLs") that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. Any changes to the federal or state tax laws that reduce the corporate tax rate could operate to effectively reduce or eliminate the value of any deferred tax asset. In addition, a lack of future taxable income would adversely affect our ability to utilize our NOLs. Our tax attributes as of December 31, 2023 may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. Furthermore, under Section 382 of the Internal Revenue Code (the "Code"), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. Our NOLs may also be impaired under similar provisions of state law.

Risks Relating to Regulation

As used herein, the terms "cryptocurrency," "crypto asset," "digital asset" and "virtual currency" are intended to be consistent with one another unless specifically noted otherwise.

Our business is subject to extensive regulation, examination and oversight in a variety of areas, including registration and licensing requirements under federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination under U.S. federal and state laws and regulations. Regulators have broad discretion with respect to the interpretation, implementation and enforcement of these laws and regulations. Any failure or perceived failure to comply with any of these laws or regulations could subject us to lawsuits or governmental actions and/or damage our reputation, which could materially and adversely affect our business. In addition, to the extent that we undertake actions requiring regulatory approval or non-objection, regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on our business. Moreover, any competitors subject to different, or in some cases less restrictive, legislative or regulatory regimes may have or obtain a competitive advantage over us.

We must comply with various federal consumer protection regimes, both as a result of the financial products and services we provide directly or facilitate and as a service provider to our bank partner, Pathward. For example, we are subject to the regulatory and enforcement authority of the CFPB, which oversees compliance with federal consumer financial protection laws. If the CFPB were to expand its supervisory authority by promulgating new regulations or reinterpreting existing regulations, it is possible that the CFPB could be permitted to conduct periodic examination of our business, which may increase our risk of regulatory or enforcement actions.

Further, we are regulated by many state regulatory agencies through licensing and other supervisory or enforcement authority, which includes regular examination by state governmental authorities. State attorneys general have indicated that they will take a more active role in enforcing consumer protection laws, including through use of Dodd-Frank Act provisions that authorize state attorneys general to enforce certain provisions of federal consumer financial laws and obtain civil money penalties and other relief available to the CFPB. Our failure to comply with state licensing or other regulatory requirements as may be in effect from time to time could have a material adverse effect on us and our ability to conduct our business. For example, any failure to obtain and maintain required state licenses for the brokerage of financial, insurance and other related products, including product-specific licenses relating to lending, life insurance and mortgage products, could have a material adverse effect on our Enterprise business. Furthermore, if we expand the scope of our products or services or we operate in new markets, we may be required to obtain additional licenses and otherwise maintain compliance with additional laws, regulations or licensing requirements.

In addition, our wholly-owned subsidiary, ML Wealth, is registered as an investment adviser under the Advisers Act and is subject to regulation by the SEC. The Advisers Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on agency cross and principal transactions between an adviser and its advisory clients and other detailed operating requirements, as well as general fiduciary obligations. Moreover, although we do not currently engage in any business activity through our wholly-owned subsidiary, MoneyLion Securities LLC, as a broker-dealer, it is registered with the SEC and a member of FINRA. Although it has not commenced business, as a registered broker-dealer, MoneyLion Securities LLC is subject to periodic examinations and investigations by FINRA. Further, broker-dealers are subject to regulations that cover all applicable aspects of their business, which include sales practices, anti-money laundering, handling of material non-public information, safeguarding data, recordkeeping, reporting and the conduct and qualifications of directors, officers, employees, representatives and other associated persons.

We expect to continue to launch, broker and/or otherwise facilitate new products and services in the coming years, which may subject us to additional legal and regulatory requirements under federal, state and local laws and regulations, but which we expect to be similar to the legal and regulatory regimes to which we are already subject.

U.S. federal regulators, state attorneys general or other state enforcement authorities and other governmental agencies may take formal or informal actions against us (or our employees, representatives, agents and third-party service providers). Such formal or informal actions might result in cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action or force us to adopt new compliance programs or policies, remove personnel including senior executives, provide remediation or refunds to customers, or undertake other changes to our business operations, such as limits or prohibitions of our ability to offer certain products and services, or suspension or revocation of one or more of our licenses. Any weaknesses in our compliance management system may also subject us to penalties or enforcement action by the CFPB.

If we fail to manage our legal and regulatory risk in the jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory concerns. We may also be required to spend additional time and resources on remedial measures and conducting inquiries, beyond those already initiated and ongoing, which could have an adverse effect on our business.

While we have implemented policies and procedures designed to help our compliance with applicable laws and regulations, there are a number of risks that cannot be completely controlled. Further, in some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. For a discussion of specific legal and regulatory proceedings, inquiries and investigations to which we are currently subject, see Part I, Item 3 "Legal Proceedings."

The legal and regulatory regimes governing certain of our products and services are uncertain and evolving. Changing or new laws, regulations, interpretations or regulatory enforcement priorities may have a material and adverse effect on our business, financial condition and results of operations.

We are required to comply with constantly changing federal, state and local laws, regulations and rules that regulate various aspects of the products and services that we offer. Federal and state regulators of consumer financial products and services are also enforcing existing laws, regulations and rules more aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. Such laws, regulations and rules are complex and require us to incur significant expenses and devote significant management attention to ensure compliance. For example, the CFPB may adopt new model disclosures and regulations governing consumer financial services, including regulations defining unfair, deceptive or abusive acts or practices, and they could also issue advisory opinions or other similar soft tools to complement its rulemaking authority which could subject us to new or differing legal and regulatory requirements, which could materially and adversely affect our business. The CFPB's authority to change or interpret regulations adopted in the past by other regulators, or to rescind or alter past regulatory guidance, could increase our compliance costs and litigation exposure. If the CFPB or other similar regulatory bodies adopt, or customer advocacy groups are able to generate widespread support for, positions that are detrimental to our business, then our business, financial condition and results of operations could be harmed.

Changes in the laws, regulations and enforcement priorities applicable to our business, including reexamination of current enforcement practices, could have a material and adverse impact on our business, financial condition, results of operations and cash flows. We may not be able to respond quickly or effectively to regulatory, legislative and other developments. In particular, the regulatory landscape regarding earned wage access products (including our Instacash advance service) is uncertain and evolving given rapid growth in the use of earned wage access products in recent years. State and federal regulators, including the California Department of Financial Protection and Innovation and the CFPB, may in the future launch inquiries, reviews or similar investigations or issue new, or change or interpret, regulations or rules relating to earned wage access products, which could result in additional compliance requirements and other risks relating to our current and past business activities as described herein. Such regulators could also launch inquiries, reviews or similar investigations into our Instacash product. Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, could affect our operating environment in substantial and unpredictable ways. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implemented regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business or our operating environment. As a result, we could be forced, as we have in the past, to temporarily pause, limit or permanently cease to offer our earned wage access product in certain states depending on state regulatory regimes. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our third-party partners and service providers and restrict their business practices, such as the recent rulemaking under the TCPA by the Federal Communications Commission to require one-to-one consumer consents for telemarketing. These changes and uncertainties make our business planning more difficult and could result in changes to our business model, impair our ability to offer our existing or planned features, products and services or increase our cost of doing business.

Our failure to comply (or to ensure that our third-party partners, service providers or other agents comply) with these changing laws, regulations or rules may result in litigation, enforcement actions and penalties, including revocation of licenses and registrations; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by our customers; modification of the original terms of loans and other products, permanent forgiveness of debt or inability to collect on amounts owed by our borrowers; and indemnification claims. Such consequences could, among other things, require changes to our business practices and scope of operations or harm our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. If our practices are not consistent or viewed as not consistent with legal and regulatory requirements, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, litigation or criminal or civil sanctions, all of which may have an adverse effect on our reputation, business, results of operations and financial condition.

New laws, regulations, rules, guidance and policies could require us to incur significant expenses to ensure compliance, adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with customers, affect retention of key personnel or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes also may require us to invest significant resources or devote significant management attention in order to make any necessary changes. For example, the regulatory frameworks for an open banking paradigm and AI and machine learning technology are evolving and remain uncertain. It is possible that new laws and regulations will be adopted in the U.S., or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use consumer data, AI and machine learning technology, including with respect to fair lending laws.

If we fail to operate in compliance with state or local licensing requirements, it could adversely affect our business, financial condition, results of operations and cash flows.

Certain states and localities have adopted laws regulating and requiring licensing, registration, notice filing or other approval by parties that engage in certain activity regarding consumer lending (including debt collection or servicing and/or purchasing or selling loans), life insurance and mortgage transactions, as well as brokering, facilitating and assisting such transactions in certain circumstances, and we currently hold certain state or local licenses. We have also received inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have determined that we are not required to obtain such a license or be registered with the state, and we expect to continue to receive such inquiries. The application of some consumer finance licensing laws to our platform and the related activities it performs is unclear. In addition, state licensing requirements may evolve over time, including, in particular, as the regulatory landscape regarding earned wage access products develops, as well as increased licensing requirements and regulation of parties engaged in loan solicitation activities. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal or local enforcement agency, or agree to resolve such concerns by voluntary agreement, we could be subject to or agree to pay fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences. In addition, certain products and offers we offer, including loans facilitated through our platform, could be rendered void or unenforceable in whole or in part, which could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to maintain all currently required licenses and permits. If we change or expand our business activities, we may be required to obtain additional licenses before we can engage in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. In addition, the states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits, which could require us to modify or limit our activities in the relevant state or states. The failure to satisfy those and other regulatory requirements could materially and adversely impact our business.

If loans made by our lending subsidiaries in our Consumer business are found to violate applicable federal or state interest rate limits or other provisions of applicable consumer lending, consumer protection or other laws, it could adversely affect our business, financial condition, results of operations and cash flows.

In our Consumer business, we have 37 subsidiaries through which we conduct our consumer lending business. These entities originate loans pursuant to state licenses or applicable exemptions under state law. The loans we originate are subject to state licensing or exemption requirements and federal and state interest rate restrictions, as well as numerous federal and state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities and loan term lengths. If the loans we originate were deemed subject to and in violation of certain federal or state consumer finance or other laws, including the Military Lending Act, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas) and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, financial condition, results of operations and cash flows. For a discussion of the ongoing civil action initiated by the CFPB alleging certain violations of the Military Lending Act and the Consumer Financial Protection Act, see Part I, Item 3 "Legal Proceedings."

Our collection, processing, use, storage, sharing and transmission of PII and other sensitive data is subject to stringent and changing state and federal laws, regulations, standards and policies and could give rise to liabilities as a result of our failure or perceived failure to protect such data, comply with privacy and data protection laws and regulations or adhere to the privacy and data protection practices that we articulate to our customers.

In the course of our operations and the processing of transactions, we collect, process, use, store, share and/or transmit a large volume of PII and other sensitive data from current, past and prospective customers, as well as our employees, in and across multiple jurisdictions. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We are subject to federal and state laws and regulations regarding privacy, data security and the collection, processing, use, storage, protection, sharing and/or transmission of PII and sensitive data. For example, the GLBA (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information.

Additionally, many states continue to enact legislation on matters of privacy, information security, cybersecurity, data breach and data breach notification requirements. Because the Company is subject to the GLBA, we are currently granted an entity-level exception from compliance with the vast majority of comprehensive state privacy laws. However, certain states, such as California and Oregon, grant this exception at the data-level only, meaning that our business must comply with these laws with respect to all PII that does not strictly qualify as GLBA-covered consumer financial information. In California, the CCPA, which went into effect on January 1, 2020, entitles California residents to know how their PII is being collected and shared, to access or request the deletion of their PII and to opt out of sales of their PII, among other things. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of PII. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, the California CPRA, which became fully operative on January 1, 2023, significantly modified the CCPA by expanding consumers' rights with respect to certain sensitive PII, adding a consumer right to opt-out of certain sharing of their PII in addition to sales of their PII, and created a new state agency to enforce civil and administrative obligations added by the CPRA. The Oregon Consumer Privacy Act ("OCPA"), which will go into effect on July 1, 2024, grants Oregon residents data access and control rights similar in substance to those afforded to California residents under the CCPA and CPRA. Unlike the CCPA/CPRA, the OCPA does not provide for a private right of action; the Oregon Office of the Attorney General has exclusive authority to enforce and seek civil penalties for violations. Other states may continue to enact comprehensive privacy and data security laws similar to the CCPA, CPRA and OCPA, with which our business must comply, and which provide consumers with new privacy rights and increase our privacy and security obligations. Such consumer privacy legislation adds additional complexity and restrictions to our operations, which may impact business strategies and the availability of previously useful data. Compliance with these laws requires additional investment of resources into compliance programs and could result in increased compliance costs and/or changes in business practices and policies.

Additionally, our investment adviser, ML Wealth, and broker-dealer, MoneyLion Securities LLC, are subject to SEC Regulation S-P, which requires that businesses maintain policies and procedures addressing the protection of consumer information and records. This includes protecting against any anticipated threats or hazards to the security or integrity of consumer records and information and against unauthorized access to or use of consumer records or information. Regulation S-P also requires businesses to provide initial and annual privacy notices to consumers describing information sharing policies and informing consumers of their rights.

Because the interpretation and application of many privacy and data protection laws is uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services and platform capabilities. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our platform, which could have an adverse effect on our business. Any violations or perceived violations of these laws, rules and regulations by us, or any third parties with which we do business, may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, addressing legal claims by governmental entities or private actors, sustaining monetary penalties, sustaining reputational damage, expending substantial costs, time and other resources and/or sustaining other harms to our business. Furthermore, our online, external-facing privacy policy and website make certain statements regarding our privacy, information security and data security practices with regard to information collected from our consumers or visitors to our website. Failure or perceived failure to adhere to such practices may result in regulatory scrutiny and investigation, complaints by affected consumers or visitors to our website, reputational damage and/or other harm to our business. If either we, or the third-party partners, service providers or vendors with which we share consumer data, are unable to address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and policies, it could result in additional costs and liability to us, damage our reputation, inhibit sales and harm our business, financial condition, results of operations and cash flows.

The highly regulated environment in which our third-party financial institution partners operate may subject us to regulation and could have an adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our third-party partners are subject to federal and state supervision and regulation, which may limit their operations significantly and impact the methods by which they conduct business. In particular, bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Compliance with laws and regulations can be difficult and costly, and the adoption of new laws and changes to, or repeal of, existing laws can impose additional compliance requirements. Regulatory requirements affect our third-party partners' banking, investment and virtual currency practices, among other aspects of their business, and restrict transactions between us and our third-party partners. Regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts our current and prospective third-party partners.

In choosing whether and how to conduct business with us, current and prospective third-party partners can be expected to take into account the legal, regulatory and supervisory regime that applies to them and to us, including potential changes in the application or interpretation of regulatory standards, licensing requirements or supervisory expectations. Applicable state and federal laws, regulations and interpretations, including enforcement policies and accounting principles, have been subject to significant changes in recent years and may be subject to significant future changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our current and prospective third-party partners. Future changes may have an adverse effect on our current and prospective third-party partners and, therefore, on us.

The regulatory regime governing blockchain technologies and digital assets is uncertain, and new laws, regulations or policies may alter our business practices with respect to digital assets.

We currently offer certain cryptocurrency-related products and services available to our customers through Zero Hash. The Zero Hash entities are registered as money services businesses and have the necessary state-level licenses for engaging in digital assets activities where the Zero Hash services are offered. Although many regulators have provided some guidance, regulation of digital assets based on or incorporating blockchain, such as digital assets and digital asset exchanges, remains uncertain and will continue to evolve. Further, regulation varies significantly among international, federal, state and local jurisdictions. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies are increasingly taking interest in, and in certain cases regulating, their use and operation. Treatment of virtual currencies continues to evolve under federal and state law.

Many U.S. regulators, including the SEC, the FinCEN, the Commodity Futures Trading Commission (the "CFTC"), the Internal Revenue Service (the "IRS") and state regulators including the New York State Department of Financial Services (the "NYSDFS"), have made official pronouncements, pursued cases against businesses in the digital assets space or issued guidance or rules regarding the treatment of Bitcoin and other digital currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. Other U.S. and many state agencies have offered little official guidance and issued no definitive rules regarding the treatment of digital assets. The CFTC has publicly taken the position that certain virtual currencies, which term includes digital assets, are commodities. To the extent that certain virtual currencies are deemed to fall within the definition of a "commodity interest" under the Commodity Exchange Act (the "CEA"), or if proposed legislation passes which grants the CFC jurisdiction over spot virtual currency trading beyond its current limited power to bring actions for fraud and manipulation, we may be subject to additional regulation under the CEA and CFTC regulations.

Foreign, federal, state and local regulators revisit and update their laws and policies on blockchain technologies and digital assets and can be expected to continue to do so in the future. Changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by federal or state government agencies, or any new legislation, may impose significant costs or restrictions on our ability to conduct business, significantly affect or change the manner in which we currently conduct some aspects of our business or impact our business in unforeseeable ways. Regulatory guidance and judicial precedent around issues like whether a digital asset may be considered a "security" under the federal securities laws has been unclear, and regulatory or enforcement action in this area have been common, but may not resolve these ambiguities. The test for determining whether a particular digital asset is a "security" is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC did not consider Bitcoin or Ethereum to be securities in 2018, and does not currently consider Bitcoin to be a security. The SEC staff has also provided informal assurances to a handful of promoters that their digital assets are not securities. In addition, in early 2024, the SEC approved certain spot Bitcoin ETFs for listing and trading while noting that their approval was not signaling anything about the SEC's views as to the status of crypto assets under federal securities laws. On the other hand, the SEC has brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities. As we facilitate our customers' purchase and sale of digital assets, if the SEC alleges that any digital assets we offer are securities, we could be viewed as operating as an unregistered broker-dealer and could face potential liability, including an enforcement action or private class action lawsuits, and face the costs of defending ourselves in the action, including potential fines, penalties, reputation harm and potential loss of revenue. Our personnel could also become disqualified from associating with a broker-dealer, which could adversely affect our business. See Part I, Item 1 "Business — Our Platform — Consumer — First-Party Financial Products and Services — MoneyLion Crypto."

States may require that we obtain licenses that apply to blockchain technologies and digital assets.

Under the terms of our agreement with Zero Hash, we are not directly involved in any cryptocurrency transactions or the exchange of fiat funds for cryptocurrency at or through Zero Hash, and therefore, we do not currently expect to be subject to money services business, money transmitter licensing or other licensing or regulatory requirements specific to transactions relating to virtual currencies. However, state and federal regulatory frameworks around virtual currencies continue to evolve and are subject to interpretation and change, which may subject us to additional licensing and other requirements. The Zero Hash entities are registered as money services businesses with FinCEN and hold active money transmitter licenses (or the state equivalent of such licenses) in all U.S. states and the District of Columbia except for (i) California, Indiana and Wisconsin, where Zero Hash relies upon licensing exemptions; (ii) Montana, which does not currently have a money transmitter licensing requirement; and (iii) Hawaii. The Zero Hash entities currently engage in crypto asset activities in all U.S. states and the District of Columbia except for Hawaii.

As we are not directly involved in the custody, trading or pricing of any crypto assets and instead enable Zero Hash to offer its crypto asset services to MoneyLion Crypto customers, we do not maintain insurance policies covering the crypto assets in which MoneyLion Crypto customers transact. In addition, while our agreement with Zero Hash requires Zero Hash to indemnify us for, among other things, all liabilities, losses, expenses and costs arising out of, in connection with or relating to (a) Zero Hash's failure to perform or comply with the provisions of the agreement, (b) Zero Hash's cryptocurrency business and their provision of cryptocurrency transaction services, (c) any claims or disputes between Zero Hash and a customer with respect to the purchase and sale of cryptocurrency and (d) any failure by Zero Hash to comply with, or perform any action required by, applicable laws, rules and regulations, it does not require Zero Hash to indemnify us or MoneyLion Crypto customers for any risk of loss related to customers' underlying crypto assets, nor does it require Zero Hash to maintain an insurance policy with respect to the crypto assets of MoneyLion Crypto customers custodied with Zero Hash. Zero Hash's wallet technology provider, Fireblocks Inc. ("Fireblocks"), is SOC 2 Type II certified by Ernst & Young and undergoes a SOC 2 Type II review on an annual basis, as well as regular penetration testing by third-party firms to evaluate the Fireblocks security architecture. Fireblocks also maintains an insurance policy which has coverage for technology, cyberattacks and professional liability and is rated "A" by A.M. Best based on the strength of the policy. However, Zero Hash does not maintain separate insurance coverage for any risk of loss with respect to the digital assets that they custody on behalf of customers. As a result, customers who purchase cryptocurrencies through MoneyLion Crypto may suffer losses with respect to their digital assets that are not covered by insurance and for which no person is liable for damages and may have limited rights of legal recourse in the event of such loss. For additional information regarding our arrangement with Zero Hash, see Part I, Item 1 "Business — Our Business Model — Third-Party Providers — Zero Hash."

In the case of virtual currencies, state regulators such as the NYSDFS have created regulatory frameworks. For example, in July 2014, the NYSDFS proposed the first U.S. regulatory framework for licensing participants in virtual currency business activity. The regulations, known as the "BitLicense" (23 NYCRR Part 200), are intended to focus on consumer protection. The NYSDFS issued its final BitLicense regulatory framework in June 2015. The BitLicense regulates the conduct of businesses that are involved in virtual currencies in New York or with New York consumers and prohibits any person or entity involved in such activity from conducting such activities without a license. Zero Hash LLC has received a BitLicense and is approved to conduct virtual currency business activity in New York by the NYSDFS.

Other states may adopt similar statutes and regulations which will require us or our partners to obtain a license to conduct digital asset activities. Effective August 1, 2020, Louisiana adopted the Virtual Currency Business Act, which requires an operator of a virtual currency business to obtain a virtual currency license to conduct business in Louisiana, and the Louisiana Office of Financial Institutions issued related guidance in December 2021. Other states, such as Texas, have published guidance on how their existing regulatory regimes governing money transmitters apply to virtual currencies. Some states, such as Alabama, North Carolina and Washington, have amended their state's statutes to include virtual currencies in existing licensing regimes, while others have interpreted their existing statutes as requiring a money transmitter license to conduct certain virtual currency business activities.

It is likely that, as blockchain technologies and the use of virtual currencies continues to grow, additional states will take steps to monitor the developing industry and may require us or our regulated partners to obtain additional licenses in connection with our virtual currency activity.

Changes in tax law and differences in interpretation of tax laws and regulations may adversely impact our financial statements.

We operate in multiple jurisdictions and are subject to tax laws and regulations of the U.S. federal, state and local and non-U.S. governments. U.S. federal, state and local and non-U.S. tax laws and regulations are complex and subject to varying interpretations. U.S. federal, state and local and non-U.S. tax authorities may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions, credits and/or differences in the timing of these items. The differences in treatment may result in payment of additional taxes, interest or penalties that could have an adverse effect on our financial condition and results of operations. Further, future changes to U.S. federal, state and local and non-U.S. tax laws and regulations could increase our tax obligations in jurisdictions where we do business or require us to change the manner in which we conduct some aspects of our business.

Risks Relating to Ownership of Our Securities

The market price of our securities may be volatile.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. The trading price of our securities may be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

- actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;

- operating results failing to meet the expectations of securities analysts or investors in a particular period and changes in the market's expectations about our operating results;

- changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate in general;

- operating and stock price performance of other companies that investors deem comparable to us, including our competitors;

- our ability to market new and enhanced products and services on a timely basis;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- changes in the volume of shares of Class A Common Stock available for public sale;

- any major change in our Board of Directors or management;

- sales of substantial amounts of Class A Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our failure to meet the continued listing requirements of the NYSE could result in a delisting of our securities.

On April 24, 2023, we effected a 1-for-30 reverse stock split of the Class A Common Stock, along with a corresponding proportionate reduction in the number of authorized shares of Class A Common Stock, in order to increase the per share market price of the Class A Common Stock to meet the minimum per share price requirement for continued listing on the NYSE. There can be no assurance that we will be able to continue to comply with the NYSE's minimum per share price requirement or other continued listing standards in the future. If we fail to satisfy the continued listing requirements of the NYSE, the NYSE may take steps to delist our securities. In the event the Class A Common Stock is delisted from the NYSE, such a delisting would likely have a negative effect on the price of our securities, including the Class A Common Stock, and would impair your ability to sell or purchase our securities when you wish to do so. In addition, in the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow any of our securities to become listed again, stabilize the market price or improve the liquidity of our securities or prevent future non-compliance with the NYSE's listing requirements.

Additionally, if our securities are not listed on, or become delisted from, the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if it were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We qualify as an emerging growth company within the meaning of Section 2(a) of the Securities Act, as modified by the JOBS Act. Because we utilize certain exemptions from disclosure requirements available to emerging growth companies, this can make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We currently take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our stockholders may not have access to certain information that they may deem important.

If some investors find the Class A Common Stock less attractive as a result of us taking advantage of these exemptions, there may be a less active trading market for the Class A Common Stock and our share price may be more volatile. If an active, liquid public trading market for the Class A Common Stock does not develop or is not maintained, we may be limited in our ability to raise capital by selling shares of Class A Common Stock and our ability to acquire other companies or assets by using shares of Class A Common Stock or other MoneyLion securities as consideration. We can qualify as an emerging growth company for up to a total of five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion (as adjusted for inflation from time to time pursuant to SEC rules), if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a "large accelerated filer" under U.S. securities laws. There is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act or the exemptions are no longer available to us, we will incur additional compliance costs, which may impact our financial condition.

The issuance by us of additional equity securities may dilute your ownership and adversely affect the market price of the Class A Common Stock.

Subject to our Fourth Amended and Restated Certificate of Incorporation (as amended and restated from time to time, the "Certificate of Incorporation"), from time to time, we may issue additional shares of Class A Common Stock and securities convertible into shares of Class A Common Stock on the terms and conditions established by the Board of Directors in its sole discretion. Any Class A Common Stock or securities convertible into shares of Class A Common Stock that we issue, including in connection with a financing, acquisition, investment, other strategic transaction or under any equity incentive plans that we have in place or may adopt in the future, may dilute the economic and voting rights of our existing stockholders and would likely reduce the market price of the Class A Common Stock both upon issuance or, in the case of securities convertible into shares of Class A Common Stock, conversion. Debt securities convertible into equity securities could also be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. In addition, preferred stock, if issued, would have rights, preferences and privileges senior to those of the holders of the Class A Common Stock, including preferences with respect to a liquidating distribution or with respect to dividend payments. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future issuances.

Delaware law and provisions in our Certificate of Incorporation and Bylaws could make a takeover proposal more difficult.

Our organizational documents are governed by Delaware law. Certain provisions of Delaware law and our Certificate of Incorporation and Amended and Restated Bylaws (as amended and restated from time to time, the "Bylaws") could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A Common Stock held by our stockholders. These provisions include the ability of the Board of Directors to designate the terms of and issue new series of preference shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, we may experience negative reactions from the financial markets, including negative impacts on the price of the Class A Common Stock. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions that such stockholders desire.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the "Court of Chancery") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) arising under the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, these provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of our Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and the Board of Directors.

We incur significant costs and are subject to additional regulations and requirements as a result of being a public company, and our management is required to devote substantial time to various compliance matters, which could lower profits and make it more difficult to run our business.

As a publicly traded company, we incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements and costs of recruiting and retaining non-employee directors. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC, the listing requirements of NYSE and various other costs of a public company. These expenses will increase once we are no longer an "emerging growth company" as defined under the JOBS Act. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on the Board of Directors and its committees and to serve as executive officers.

In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

We do not intend to pay any cash dividends on the Class A Common Stock in the foreseeable future.

We have never declared or paid a cash dividend on the Class A Common Stock. We have no current intention to declare or pay cash dividends on the Class A Common Stock in the foreseeable future. In addition, the Monroe Credit Agreement contains certain restrictions on our ability to pay dividends. See Part II, Item 8 "Financial Statements and Supplementary Data — Debt" in this Annual Report on Form 10-K. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of the Board of Directors. As a result, capital appreciation, if any, of the Class A Common Stock will be the sole source of gain for the foreseeable future for holders of the Class A Common Stock.

Our warrants are exercisable for Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of December 31, 2023, there were 17,499,889 Public Warrants and 8,100,000 Private Warrants outstanding, each exercisable for 1/30th of a share of Class A Common Stock at an exercise price of $345.00 per whole share. To the extent such warrants are exercised, additional shares of Class A Common Stock will be issued, which will result in dilution to the holders of Class A Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Class A Common Stock, the impact of which is increased as the value of our stock price increases.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Class A Common Stock equals or exceeds $540.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, we may redeem your warrants after they become exercisable for a number of shares of Class A Common Stock determined based on the redemption date and the fair market value of the Class A Common Stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are "out-of-the-money," in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A Common Stock had your warrants remained outstanding.

Item 1B.   Unresolved Staff Comments

None.

Item 1C. Cybersecurity

At MoneyLion, cybersecurity risk management is an integral part of our overall risk assessment management program. Our cybersecurity risk management program is designed to align with industry best practices, including the National Institute of Standards and Technology Framework and the International Organization Standardization 27001 Information Security Management System Requirements, and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and identify and mitigate potential threats and vulnerabilities utilizing our enhanced governance, risk and compliance solution, which incorporates system integration for continuous assessment. This framework includes steps for regularly assessing our threat landscape, taking a holistic view of cybersecurity risks to our enterprise, assessing the severity of any cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our Risk & Compliance Committee of material cybersecurity threats and incidents.

Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to Risk & Compliance Committee of the Board of Directors. The Risk & Compliance Committee, in conjunction with management, routinely reviews the company's major financial risks and enterprise-level exposures, including cybersecurity risk, and our related policies and procedures to ensure that we have processes in place to identify and manage cybersecurity risks. The Risk & Compliance Committee, in conjunction with our Chief Legal Officer and Chief Information Security Officer, or CISO, also reviews our data security programs, our plans to mitigate cybersecurity risk and respond to data security breaches and monitoring of compliance with data security compliance programs and test preparedness. The Risk & Compliance Committee periodically reports to our full Board of Directors on, among other things, our key enterprise risk exposures and our data security program, including cybersecurity, and also reports to the Audit Committee, as it deems appropriate or as instructed by the Board of Directors, regarding cybersecurity matters that may have a material effect on our financial statements. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our Information Security and Cybersecurity teams are responsible for managing and assessing our cybersecurity risk management program under the direction of our CISO, who receives reports from our Information Security and Cybersecurity teams and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. We have cybersecurity operations in both the United States and in our office in Kuala Lumpur, Malaysia to ensure 24/7 monitoring of our global cybersecurity environment and to coordinate the investigation and remediation of alerts. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience. In addition, we provide cybersecurity training to all employees annually. Our Information Security and Cybersecurity teams manage and continually enhance a robust enterprise security infrastructure with the goal of preventing cybersecurity incidents to the extent feasible while simultaneously increasing our system resilience in an effort to minimize the business impact should an incident occur. We have also established a Major Incident Response team, which is responsible for responding to, mitigating and resolving any unexpected security incident. Management, including the CISO and our cybersecurity team, regularly update the Risk & Compliance Committee on the company's cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports quarterly that cover, among other topics, third-party assessments of the company's cybersecurity programs, developments in cybersecurity and updates to the company's cybersecurity programs and mitigation strategies.

Third-party cybersecurity experts also play a key role in our cybersecurity risk management. We engage third-party service providers to conduct evaluations of our security controls, including through penetration testing, independent audits and consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of our security controls, leveraging third-party technology and expertise.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. In addition, our third-party service providers and other partners face similar cybersecurity threats, and although we assess these third parties' cybersecurity controls through a cybersecurity assessment, which may include a cybersecurity questionnaire depending on our risk evaluation, and include security and privacy addendums to our contracts where applicable, a cybersecurity incident any of these entities could materially adversely affect our operations, performance and results of operations. For more information about these risks, please see "Risk Factors — Risks Relating to Information Security — Cyberattacks, data security breaches or other similar incidents or disruptions suffered by us or third parties upon which we rely could have a material adverse effect on our business, harm our reputation and expose us to public scrutiny or liability" in this Annual Report on Form 10-K.

Item 2.   Properties

Facilities

Our principal corporate headquarters are located in New York City. We lease all our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it become necessary, suitable additional or alternative space will be available to accommodate our operations. The square footage leased as of December 31, 2023 in each of the Company's office locations is as follows:

Location	Approximate Square Footage
New York, New York (Including Headquarters)[1]	23,455
Jersey City, New Jersey	34,418
Kuala Lumpur, Malaysia	27,698
Santa Monica, California	3,750
Sioux Falls, South Dakota	2,160

(1)   12,765 square feet of our leased facilities in New York, New York have been subleased to other tenants.

Item 3.   Legal Proceedings

From time to time, we are subject to various claims and legal proceedings in the ordinary course of business, including lawsuits, arbitrations, class actions and other litigation. We are also the subject of various actions, inquiries, investigations and proceedings by regulatory and other governmental agencies. The outcome of any such legal and regulatory matters, including those discussed in this section, is inherently uncertain, and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, which could materially and adversely impact our business, financial condition, operating results and cash flows. See Part I, Item 1A "Risk Factors — Risks Relating to Legal and Accounting Matters — Unfavorable outcomes in legal proceedings may harm our business, financial condition, results of operations and cash flows."

We have determined, based on our current knowledge, that the aggregate amount or range of losses that are estimable with respect to our legal proceedings, including the matters described below, would not have a material adverse effect on our business, financial position, results of operations or cash flows. As of December 31, 2023, amounts accrued were not material. Notwithstanding the foregoing, the ultimate outcome of legal proceedings involves judgments, estimates and inherent uncertainties, and cannot be predicted with certainty. It is possible that an adverse outcome of any matter could be material to our business, financial position, results of operations or cash flows as a whole for any particular reporting period of occurrence. In addition, it is possible that a matter may prompt litigation or additional investigations or proceedings by other government agencies or private litigants.

State Regulatory Examinations and Investigations

We hold a number of state licenses in connection with our business activities, and must also comply with other applicable compliance and regulatory requirements in the states where we operate. In most states where we operate, one or more regulatory agencies have authority with respect to regulation and enforcement of our business activities under applicable state laws, and we may also be subject to the supervisory and examination authority of such state regulatory agencies. Examinations by state regulators have and may continue to result in findings or recommendations that require us, among other potential consequences, to provide refunds to customers or to modify our internal controls and/or business practices.

51

In the ordinary course of our business, we are and have been from time to time subject to, and may in the future be subject to, governmental and regulatory examinations, information requests, investigations and proceedings (both formal and informal) in connection with various aspects of our activities by state agencies, certain of which could result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. We have responded to and cooperated with the relevant state agencies and will continue to do so in the future, as appropriate.

CFPB Litigation

On September 29, 2022, the CFPB initiated a civil action in the United States District Court for the Southern District of New York ("SDNY") against MoneyLion Technologies Inc., ML Plus LLC and our 38 state lending subsidiaries, alleging violations of the Military Lending Act and the Consumer Financial Protection Act. The CFPB is seeking injunctive relief, redress for allegedly affected consumers and civil monetary penalties. On January 10, 2023, we moved to dismiss the lawsuit, asserting various constitutional and merits-based arguments. On June 13, 2023, the CFPB filed its first amended complaint, alleging substantially similar claims as those asserted in its initial complaint. On July 11, 2023, we moved to dismiss the lawsuit, again asserting various constitutional and merit-based arguments. On October 9, 2023, we moved for a stay of the action pending a decision from the United States Supreme Court in CFPB v. Community Financial Services Association of America, Ltd., No. 22-448 (U.S. argued Oct. 3, 2023) ("CFSA"). On December 1, 2023, the Court issued an order granting our motion and staying the action pending the United State Supreme Court's decision in CFSA. We continue to maintain that the CFPB's claims are meritless and are vigorously defending against the lawsuit. Nevertheless, at this time, we cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations in the lawsuit may have on our business, financial condition, results of operations or cash flows.

MALKA Seller Members Litigation

On July 21, 2023, Jeffrey Frommer, Lyusen Krubich, Daniel Fried and Pat Capra, the former equity owners of MALKA (collectively, the "Seller Members"), brought a civil action in the SDNY against MoneyLion Technologies Inc. alleging, among other things, breaches of the Membership Interest Purchase Agreement (the "MIPA") governing our acquisition of Malka Media Group LLC (the "MALKA Acquisition"). Among other claims, the Seller Members allege that they are entitled to payment of $25.0 million of Class A Common Stock pursuant to the earnout provisions set forth in the MIPA, based on the Seller Members' assertion that MALKA achieved certain financial targets for the year ended December 31, 2022 (such payment, the "2022 Earnout Payment"). We believe that the Seller Members are not entitled to any portion of the 2022 Earnout Payment under the terms of the MIPA and that the Seller Members' claims in their lawsuit are meritless. We continue to vigorously defend against the lawsuit and have filed counterclaims against the Seller Members, alleging, among other things, negligent misrepresentation, conversion, breach of fiduciary duties and breach of contract and seeking compensatory damages and other remedies as a result of wrongdoing by the Seller Members. On October 17, 2023, the SDNY denied, in full, the Seller Members' motion for a preliminary injunction to remove the restrictive legends on certain shares of Class A Common Stock previously issued to the Seller Members. At this time, we cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations in the lawsuit may have on our business, financial condition, results of operations or cash flows.

Former Series A Preferred Stockholders Litigation

On July 27, 2023, MassMutual Ventures US II LLC, Canaan X L.P., Canaan XI L.P., F-Prime Capital Partners Tech Fund LP and GreatPoint Ventures Innovation Fund II, L.P., each of which are former equityholders of Even Financial Inc. and former holders of the Company's Series A Preferred Stock (collectively, the "Former Preferred Stockholders"), brought a civil action in the SDNY against MoneyLion Inc., our Board of Directors and certain officers seeking declaratory relief and related damages.

The Former Preferred Stockholders allege that the 1-for-30 Reverse Stock Split of the Class A Common Stock effected on April 24, 2023 was undertaken in a manner designed to trigger the automatic conversion event pursuant to which all outstanding shares of Series A Preferred Stock automatically converted into certain shares of Class A Common Stock following the close of trading on the NYSE on May 26, 2023. The Former Preferred Stockholders further allege that the Definitive Proxy Statement we filed with the SEC on March 31, 2023 relating to the Special

Meeting of Stockholders to approve the Reverse Stock Split proposal contained false and/or misleading statements and material omissions, and that we improperly failed to obtain the separate vote of the holders of the Series A Preferred Stock to approve the Reverse Stock Split. In connection therewith, the Former Preferred Stockholders assert claims against all defendants under Section 14(a) of the Securities Exchange Act of 1934 and for breach of the Certificate of Designations governing the Series A Preferred Stock, and a claim against the individual defendants for breach of fiduciary duty.

We believe that the Former Preferred Stockholders' claims are meritless, and on November 6, 2023, we filed a motion to dismiss the lawsuit in its entirety. We intend to vigorously defend against the lawsuit. Nevertheless, at this time, we cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations in the lawsuit may have on our business, financial condition, results of operations or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

The Class A Common Stock and Public Warrants are currently listed on the NYSE under the symbols "ML" and "ML WS," respectively.

Holders

As of March 1, 2024, there were 164 holders of record of Class A Common Stock. The number of holders of record does not include a substantially greater number of "street name" holders or beneficial holders whose Class A Common Stock are held of record by banks, brokers and other financial institutions.

Dividend Information

We do not currently pay any cash dividends on the Class A Common Stock. The declaration and amount of all dividends will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors the Board of Directors deems relevant. We can give no assurances that we will pay a dividend in the future.

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters" for information related to securities authorized for issuance under the Company's equity compensation plans.

Stock Performance Graph

The following stock price performance graph should not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Exchange Act or the Securities Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The graph below compares the cumulative total return of Class A Common Stock from September 23, 2021, the date on which the Class A Common Stock commenced trading on the NYSE, through December 31, 2023, with the comparable cumulative return of two indices, the S&P SmallCap 600 and the F-Prime Fintech Index. The performance graph and table assume an initial investment of $100 on September 23, 2021. We have not paid any cash dividends on the Class A Common Stock and, therefore, the cumulative total return calculation for us is based solely upon the change in share price. The share price performance shown on the graph is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURNS



	MoneyLion	S&P SmallCap 600	F-Prime Fintech Index
September 23, 2021	$ 100.00	$ 100.00	$ 100.00
December 31, 2021	40.30	106.29	86.61
December 31, 2022	6.20	89.18	28.46
December 31, 2023	20.90	103.50	61.09

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

None.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of MoneyLion and is intended to help the reader understand MoneyLion, our operations and our present business environment. This discussion should be read in conjunction with MoneyLion's audited consolidated financial statements and notes to those financial statements included in Part II, Item 8 "Financial Statements and Supplementary Data" within this Annual Report on Form 10-K. References to "we," "us," "our," "Company" or "MoneyLion" refer to MoneyLion Inc. and, as context requires, its wholly-owned subsidiaries.

Overview

MoneyLion is a leader in financial technology, powering the next generation of personalized products and financial content for American consumers. MoneyLion was founded in 2013 with a vision to rewire the financial system. Our mission is to give everyone the power to make their best financial decisions. We believe that the financial wellness gap in America can be addressed by bridging the financial literacy and the financial access gaps, shortening the distance between education and action.

We design and offer modern personal finance products, tools and features and curate money-related content that delivers actionable insights and guidance to our users. We also operate and distribute embedded finance marketplace solutions that match consumers with personalized third-party offers from our partners, providing convenient access to an expansive breadth of financial solutions that enable consumers to borrow, spend, save and achieve better financial outcomes. Our leading marketplace solutions provide valuable distribution, acquisition, growth and monetization channels for our partners. In addition, we provide creative media and brand content services to clients across industries through our media division and leverage our adaptive, in-house content studio to produce and deliver engaging and dynamic content in support of our product and service offerings.

We have purposefully built our platform to help consumers navigate all of their financial inflection points, combining our deep first-party product expertise, engaging content, marketplaces, innovative technology, data and AI capabilities to create the ultimate marketplace solution. As of December 31, 2023, we had 14.0 million Total Customers who used 23.1 million Total Products and over 1,100 Enterprise Partners in our network. We strategically employ comprehensive, data-driven analytics and cutting-edge technology to enhance our platform, creating personalized experiences for our users based on our rich datasets. Utilizing innovative approaches to financial guidance that engage and educate our users within a peer community, we seek to empower consumers to take control of their financial lives.

In our Consumer business, we primarily earn revenue as follows:

- RoarMoney Banking: We earn revenue from interchange fees from payment networks based on customer expenditures on the debit card, as well as transaction volume-based incentive payments from the payment network. We also earn revenue from cardholder fees charged to our customers, such as the monthly administrative fee, an out-of-network ATM fee, a foreign transaction fee and instant transfer fees. Interchange fees, payment network payments and cardholder fees are reflected in service and subscription fees.

- Instacash: We earn revenue from optional tips and instant transfer fees, both reflected in service and subscription fees.

- Membership Programs: We earn revenue from the monthly subscription fee paid by our customers, which is reflected in service and subscription fees. We also earn revenue from interest income on Credit Builder Loans, which is reflected in net interest income on finance receivables.

- MoneyLion Investing: We earn revenue from the monthly administration fee paid by our customers, which is reflected in service and subscription fees.

- MoneyLion Crypto: We earn revenue from Zero Hash, which is reflected in service and subscription fees. Zero Hash pays us a share of the fees that they earn from our customers in exchange for us enabling Zero Hash to effect digital currency-related transactions for our customers.

In our Enterprise business, we primarily earn revenue, reflected in enterprise service revenues, as follows:

- Consumer Marketplace: We earn revenue from fees from our Product Partners based on a range of criteria depending on each Product Partner relationship, including, but not limited to, customers' clicks, impressions, completed transactions or a share of revenue generated for the Product Partner.

- Enterprise Marketplace: We earn revenue from fees from our Enterprise Partners based on a range of criteria depending on each Enterprise Partner relationship, including, but not limited to, customers' clicks, completed transactions or a share of revenue generated for the Product Partner. We also earn various SaaS and platform fees from our Enterprise Partners.

- Media Services: We earn revenue from our clients based on performance obligations within our contracts with them.

Business Combinations — Since January 1, 2022, we have completed the following business combinations:

- **Engine** — On February 17, 2022, we completed our acquisition of Even Financial Inc., which was subsequently renamed to ML Enterprise Inc., doing business as the brand Engine by MoneyLion ("Engine" and such acquisition, the "Engine Acquisition"). Engine powers the leading embedded finance marketplace solutions we offer to our Enterprise Partners through which consumers are connected and matched with real-time, personalized financial product and service recommendations. For the over 1,100 Enterprise Partners in our network who integrate our software platform onto their properties, we enable robust distribution capabilities and a more simple and efficient system of customer acquisition and also provide value-added data analytics and reporting services to enable them to better understand the performance of their marketplace programs and optimize their business over time. The Engine Acquisition expanded our addressable market, extended the reach of our own products and services and diversified our revenue mix.

  At the closing of the Engine Acquisition, we (i) issued to the equityholders of Even Financial Inc. an aggregate of 28,164,811 shares of Series A Preferred Stock, along with an additional 529,120 shares of Series A Preferred Stock to advisors of Even Financial Inc. for transaction expenses, valued at $193.7 million, (ii) paid to certain Even Financial Inc. management equityholders approximately $14.5 million in cash and (iii) exchanged 8,883,228 options to acquire Even Financial Inc. common stock for 196,728 options to acquire Class A Common Stock, of which the vested portion at the acquisition date was valued at $9.0 million. In addition, certain recipients of options to acquire shares of Class A Common Stock were entitled to receive dividend equivalents in lieu of receiving Series A Preferred Stock, subject to certain conditions (the "Preferred Stock Equivalents"). The total purchase price was approximately $271.1 million, subject to customary purchase price adjustments for working capital and inclusive of amounts used to repay approximately $5.7 million of existing indebtedness of Even Financial Inc. and pay $2.9 million of seller transaction costs.

  Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of February 17, 2022, governing the Engine Acquisition (the "Engine Merger Agreement"), the equityholders and advisors of Even Financial Inc. were entitled to receive an additional payment from the Company of up to an aggregate of 8,000,000 shares of Series A Preferred Stock, based on the attributed revenue of Engine's business during the 13-month period commencing January 1, 2022 (the "Earnout"). On May 22, 2023, in connection with Engine's partial achievement of the Earnout, the Company issued 4,354,092 shares of Series A Preferred Stock and, in lieu of fractional shares and with respect to recipients otherwise ineligible to receive shares, approximately $0.5 million in cash to the former equityholders and advisors of Even Financial Inc.

Factors Affecting Our Performance

We are subject to a number of risks including, but not limited to, the need for successful development of products, services and functionality; the need for additional capital (or financing) to fund operating losses; competition with substitute products and services from larger companies; protection of proprietary technology and information; dependence on key individuals; and risks associated with changes in information technology. For additional information, see Part I, Item 1A "Risk Factors."

New Customer and Client Growth and Increasing Usage Across Existing Customers and Clients

Our ability to effectively acquire new customers and clients through our acquisition and marketing efforts and drive usage of our products and services across our existing customers and clients is key to our growth, particularly as a significant portion of the revenue we generate in our business is derived from transaction-based fees. We believe our customers' experience is enhanced by using our full suite of first-party financial products and services, complemented by the full spectrum of offers available in our marketplace, as we can better tailor the insights and recommendations we provide to them. In order to grow our business, we must engage and retain customers and continue to expand their use of our platform by cross-selling additional functionality, products and services to them. In our Enterprise business, we are dependent in part on our relationships with our Enterprise Partners, and any failure to effectively match consumers leads from our Channel Partners with product and service offerings from our Product Partners, or any reduced marketing spend by such Product Partners on our Enterprise platform, could adversely affect our business and results of operations.

Expansion and Innovation of Products, Services and Functionality

We will continue to invest in expanding and enhancing the products, services and functionality available through our platform for our customers and clients. Our ability to expand, enhance and sell additional functionality, products and services to our existing customers and clients may require more sophisticated and costly development, sales or engagement efforts. Any factors that impair our ability to do so may negatively impact our efforts towards retaining and attracting customers and clients.

General Economic and Market Conditions

Our performance is impacted by the relative strength of the overall economy, market volatility, consumer spending behavior and consumer demand for financial products and services. For example, with respect to our Consumer business, the willingness of our customers to spend, invest or borrow may fluctuate with their level of disposable income. Other factors such as interest rate fluctuations or monetary policies may also impact our customers' behavior and our own ability to fund Instacash advances and loan volume. In addition, in our Enterprise business, adverse macroeconomic conditions, such as significant tightening of credit markets, may cause our Product Partners to reduce their marketing spend or advertising on our platform or may cause a reduction in client spending in our media division, which could adversely affect our business and results of operations.

Seasonality

We may experience seasonal fluctuations in our revenue. During the fourth quarter, revenue in our Consumer business may benefit from increased consumer spending during the holiday season, which may increase demand for our advance product as consumers seek additional liquidity. During the first quarter, we may see stronger collections on Instacash receivables resulting in a relatively lower provision for credit losses on consumer receivables as a result of the impact of tax refunds, as well as stronger demand for our banking and investment products and services. Seasonal trends may be superseded by market or macroeconomic events, which can have a significant impact on our business, as described above.

Competition

We compete across our business lines with a variety of competitors, including traditional banks and credit unions; new entrants obtaining banking licenses; non-bank digital providers offering banking-related services; specialty finance and other non-bank digital providers offering consumer lending-related or earned wage access products; digital wealth management platforms such as robo-advisors offering consumer investment services and other brokerage-related services; and digital financial platform, embedded finance and marketplace competitors, which aggregate and connect consumers to financial product and service offerings. In addition to competing for customers for our product and service offerings, we also compete to attract viewership of the content to which we connect customers, as there are other sources of financial-related content and news, many of which are more established and have a larger subscriber base. Furthermore, we compete with other advertising agencies and other service providers to attract marketing budget spending from our Enterprise clients. With respect to our media division, we compete with others in the digital media and content creation industry, which range from large and established media companies, including social media companies, advertising agencies and production studios, to emerging start-ups. We expect our competition to continue to increase. The success of our business depends on our ability to compete effectively and attract new and retain existing customers and clients, which depends upon many factors both within and beyond our control.

Pricing of Our Products and Services

We derive a substantial portion of our revenue from fees earned from our products and services. The fees we earn are subject to a variety of external factors such as competition, interchange rates and other macroeconomic factors, such as interest rates and inflation, among others. We may provide discounts or other incentives and rewards that we pay to customers who utilize multiple products and services to expand usage of our platform. We may also lower pricing on our products and services to acquire new customers. As the market for our platform matures, or as new or existing competitors introduce new products, services or functionality that compete with ours, we may experience pricing pressure and be unable to retain current customers and clients and attract new customers and clients at prices that are consistent with our pricing model and operating budget. Our pricing strategy may prove to be unappealing to our customers and clients, and our competitors could choose to bundle certain products and services competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could adversely affect our business.

Product and Service Mix

We offer various products and services on our platform, including our core suite of first-party financial products and services, a broad range of financial and non-financial offers in our Consumer marketplace and embedded finance marketplace solutions and media services in our Enterprise business. Each product and service has a different profitability profile. The relative usage of products and services with high or low profitability and their lifetime value could have an impact on our performance.

Access and Cost of Financing

Our credit products, earned wage access product and other receivables are primarily financed by special purpose vehicle financings from third-party institutional lenders. The loss of one or more of the financing sources we have for our credit products, earned wage access product and other receivables could have an adverse impact on our performance, and it could be costly to obtain new financing.

Key Performance Metrics

We regularly review several metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Total Customers

We define Total Customers as the cumulative number of customers that have opened at least one account, including banking, membership subscription, secured personal loan, Instacash advance, managed investment account, cryptocurrency account and customers that are monetized through our marketplace and affiliate products. Total Customers also include customers that have submitted for, received or clicked on at least one marketplace loan offer. We consider Total Customers to be a key performance metric as it can be used to understand lifecycle efforts of our customers, as we look to cross-sell products to our customer base and grow our platform. Total Customers were 14.0 million and 6.5 million as of December 31, 2023 and 2022, respectively.

Total Products

We define Total Products as the total number of products that our Total Customers have opened, including banking, membership subscription, secured personal loan, Instacash advance, managed investment account, cryptocurrency account and monetized marketplace and affiliate products, as well as customers who signed up for our financial tracking services (with either credit tracking enabled or external linked accounts), whether or not the customer is still registered for the product. Total Products also include marketplace loan offers that our Total Customers have submitted for, received or clicked on through our marketplace. If a customer has funded multiple secured personal loans or Instacash advances or opened multiple products through our marketplace, it is only counted once for each product type. We consider Total Products to be a key performance metric as it can be used to understand the usage of our products across our customer base. Total Products were 23.1 million and 12.9 million as of December 31, 2023 and 2022, respectively.

Enterprise Partners

Enterprise Partners is comprised of Product Partners and Channel Partners. We define Product Partners as providers of the financial and non-financial products and services that we offer in our marketplaces, including financial institutions, financial services providers and other affiliate partners. We define Channel Partners as organizations that allow us to reach a wide base of consumers, including but not limited to news sites, content publishers, product comparison sites and financial institutions. Enterprise Partners were 1,171, comprising 547 Product Partners and 624 Channel Partners, and 1,067, comprising 480 Product Partners and 587 Channel Partners, as of December 31, 2023 and 2022, respectively.

Total Originations

We define Total Originations as the dollar volume of the secured personal loans originated and Instacash advances funded within the stated period. We consider Total Originations to be a key performance metric as it can be used to measure the usage and engagement of the customers across our secured personal lending product and Instacash earned wage access product and is a significant driver of net interest income on finance receivables and service and subscription fees. Total Originations were $2.3 billion and $1.8 billion for the twelve months ended December 31, 2023 and 2022, respectively. All originations were originated directly by MoneyLion.

Gross Profit

The calculation of gross profit, which is prepared in accordance with U.S. GAAP, for the twelve months ended December 31, 2023 and 2022 is as follows:

	Twelve Months Ended December 31,	
	2023	2022
Total revenue, net	$ 423,431	$ 340,745
Less:		
Cost of Sales		
Direct costs	(126,361)	(106,419)
Provision for credit losses on receivables – subscription receivables[1]	(4,101)	(5,231)
Provision for credit losses on receivables – fees receivables[2]	(12,988)	(8,253)
Technology related costs	(12,532)	(10,447)
Professional services	(5,501)	(5,898)
Compensation and benefits	(9,221)	(8,951)
Other operating expenses	(377)	(438)
Gross Profit	$ 252,350	$ 195,109

_____

(1)   We deduct provision for credit losses on receivables related to subscription receivables from total revenue, net as it is related to revenue-based receivables. For U.S. GAAP reporting purposes, provision for loss on receivables related to subscription receivables is included within provision for loss on receivables on the statement of operations. Refer to Part I, Item 1 "Financial Statements — Summary of Significant Accounting Policies" for further discussion.

(2)   We deduct provision for credit losses on receivables related to fees receivables from total revenue, net as it is related to revenue-based receivables. For U.S. GAAP reporting purposes, provision for loss on receivables related to fees receivables is included within provision for loss on receivables on the statement of operations. Refer to Part I, Item 1 "Financial Statements — Summary of Significant Accounting Policies" for further discussion.

During the quarter, we determined that Gross Profit was no longer a key performance metric that we use to measure our business performance based on our evolving financing structure. As a result, we will no longer be presenting Gross Profit for subsequent quarters or years.

Adjusted EBITDA (Non-GAAP Measure)

Management believes Adjusted EBITDA, a non-U.S. GAAP measure, provides relevant and useful information to investors regarding the performance of the company. Refer to the "— Non-GAAP Measures" section below for further discussion of Adjusted EBITDA.

Results of Operations for the Twelve Months Ended December 31, 2023 and 2022

Revenues

The following table is reference for the discussion that follows.

	Twelve Months Ended December 31,		Change	
	2023	2022	$	%
	(In thousands, except for percentages)			
Consumer revenues				
Service and subscription fees	$ 272,897	$ 208,829	$ 64,068	30.7%
Net interest income on finance receivables.	12,193	10,147	2,046	20.2%
Total consumer revenues.	285,090	218,976	66,114	30.2%
Enterprise service revenues.	138,341	121,769	16,572	13.6%
Total revenue, net	$ 423,431	$ 340,745	$ 82,686	24.3%

We generate revenue primarily from various product-related fees, providing membership subscriptions, performing enterprise services and originating loans.

Service and subscription fees

Service and subscription fees increased by $64.1 million, or 30.7%, to $272.9 million for the twelve months ended December 31, 2023, as compared to $208.8 million for the same period in 2022. The increase in service and subscription fees was driven by increases in fee income related to instant transfer fees and tips from Instacash of $62.7 million as a result of the growth of Instacash advances across both existing and new customers, an increase in banking-related revenue such as interchange and fee income of $2.2 million and an increase in subscription fees of $0.3 million due to an increased number of customers enrolled in the Credit Builder Plus membership. These increases were partially offset by a net decrease of $0.9 million in revenue from a volume-based incentive payment program from a third-party payment network and $0.2 million of lower account fees on our investing product.

Net interest income on finance receivables

Net interest income on finance receivables is generated by interest earned on Credit Builder Loans, which is partially offset by the amortization of loan origination costs.

Net interest income on finance receivables increased by $2.0 million, or 20.2%, to $12.2 million for the twelve months ended December 31, 2023, as compared to $10.1 million for the same period in 2022. The increase in net interest income on finance receivables was driven by origination growth on our Credit Builder Loans across both existing and new customers. The amortization of loan origination costs decreased by $0.8 million to $0.2 million for the twelve months ended December 31, 2023, as compared to $1.0 million for the same period in 2022.

Enterprise service revenues

Enterprise service revenues increased by $16.6 million, or 13.6%, to $138.3 million for the twelve months ended December 31, 2023, as compared to $121.8 million for the same period in 2022. This increase was primarily attributable to stronger performance in our Enterprise Marketplace and a full year impact of the Engine Acquisition, which was slightly offset by a decrease in Media Services revenue.

Operating Expenses

The following table is reference for the discussion that follows:

| | Twelve Months Ended December 31, | | Change | |
	2023	2022	$	%
	(In thousands, except for percentages)			
Operating expenses				
Provision for credit losses on consumer receivables........................	$ 93,418	$ 99,753	$ (6,335)	-6.4%
Compensation and benefits.............	93,895	99,603	(5,708)	-5.7%
Marketing	28,125	37,245	(9,120)	-24.5%
Direct costs	126,361	106,419	19,942	18.7%
Professional services..................	19,105	32,650	(13,545)	-41.5%
Technology-related costs...............	24,056	21,536	2,520	11.7%
Other operating expenses	43,816	42,216	1,600	3.8%
Total operating expenses................	$ 428,776	$ 439,422	$ (10,646)	-2.4%
Other (expense) income				
Interest expense......................	$ (28,663)	$ (29,799)	$ 1,136	-3.8%
Change in fair value of warrant liability...	(473)	7,923	(8,396)	nm
Change in fair value of contingent consideration from mergers and acquisitions	6,613	41,254	(34,641)	-84.0%
Goodwill impairment loss..............	(26,721)	(136,760)	110,039	-80.5%
Other income........................	8,268	1,359	6,909	508.4%
Total other expense	$ (40,976)	$ (116,023)	$ 75,047	-64.7%
Income tax benefit.....................	$ (1,076)	$ (25,634)	$ 24,558	-95.8%

Our operating expenses consist of the following:

Provision for credit losses on consumer receivables

Provision for credit losses on consumer receivables consists of amounts charged during the period to maintain an allowance for credit losses. The allowance represents management's estimate of the credit losses in our consumer receivable portfolio and is based on management's assessment of many factors, including changes in the nature, volume and risk characteristics of the consumer receivables portfolio, including trends in delinquency and charge-offs and current economic conditions that may affect the customer's ability to pay.

Provision for credit losses on consumer receivables decreased by $6.3 million, or 6.4%, to $93.4 million for the twelve months ended December 31, 2023, as compared to $99.8 million for the same period in 2022. This decrease resulted primarily from a decrease to the provision related to Instacash advance receivables of $6.9 million, Credit Builder Loan receivables of $3.0 million and subscription fees receivables of $1.1 million. These decreases were partially offset by an increase in provision related to Instacash instant transfer fees and tips of $4.7 million.

Compensation and benefits

Compensation and benefits decreased by $5.7 million, or 5.7%, to $93.9 million for the twelve months ended December 31, 2023, as compared to $99.6 million for the same period in 2022. This decrease was driven primarily by $9.7 million of lower employee costs and $1.6 million of lower severance costs as a result of expense reduction initiatives taken at the end of 2022. This decrease was partially offset by an increase in stock-based compensation expenses of $3.3 million, lower software capitalization benefit of $1.4 million and an increase in annual bonuses and commissions of $0.9 million due to company performance.

Marketing

Marketing decreased by $9.1 million, or 24.5%, to $28.1 million for the twelve months ended December 31, 2023, as compared to $37.2 million for the same period in 2022. This decrease resulted primarily from lower spend on advertising through digital platforms.

Direct costs

Direct costs increased by $19.9 million, or 18.7%, to $126.4 million for the twelve months ended December 31, 2023, as compared to $106.4 million for the same period in 2022. The increase was primarily driven by $15.0 million of direct costs related to the growth of Enterprise Marketplace revenues, an increase in payment processing fees of $5.7 million and an increase in origination expenses of $1.9 million, driven by growth in Total Originations and Total Customers, which was partially offset by a $1.1 million decrease in Media direct costs as a result of lower revenues, a $0.9 million decrease in costs related to our banking and investment account products and $0.6 million of lower underwriting costs.

Professional services

Professional services decreased by $13.5 million, or 41.5%, to $19.1 million for the twelve months ended December 31, 2023, as compared to $32.7 million for the same period in 2022. This decrease resulted primarily from lower outside consulting and accounting fees of $11.4 million, lower recruiting expenses of $1.2 million and lower outside legal fees of $0.9 million.

Technology-related costs

Technology-related costs increased by $2.5 million, or 11.7%, to $24.1 million for the twelve months ended December 31, 2023, as compared to $21.5 million for the same period in 2022. This increase resulted primarily from an increase in depreciation and amortization related to equipment and software of $1.3 million and an increase in costs related to internet hosting, software licenses and subscriptions of $1.2 million.

Other operating expenses

Other operating expenses increased by $1.6 million, or 3.8%, to $43.8 million for the twelve months ended December 31, 2023, as compared to $42.2 million for the same period in 2022. The increase was primarily due to an increase related to legal matters of $2.1 million, an increase in intangible amortization of $1.7 million attributable to the Engine Acquisition and an increase in rent expense of $1.2 million primarily attributable to a landlord reimbursement of capital expenditures during 2022, the Engine Acquisition and lease impairment charges from subleasing Engine's former office space. These increases were partially offset by lower costs related to corporate insurance of $1.0 million and lower expenses related to processing transactions in our Consumer business of $2.2 million.

Our other (expense) income consists of the following:

Interest expense

Interest expense decreased by $1.1 million, or 3.8%, to $28.7 million for the twelve months ended December 31, 2023, as compared to $29.8 million for the same period in 2022. This decrease resulted from a decrease in average debt outstanding during the twelve months ended December 31, 2023 compared to the same period in 2022. See Part II, Item 8 "Financial Statements and Supplementary Data — Debt" within this Annual Report on Form 10-K for more information.

Change in fair value of warrant liability

Change in fair value of warrant liability was an expense of $0.5 million for the twelve months ended December 31, 2023, as compared to a benefit of $7.9 million for the same period in 2022. The change in fair value of warrant liability was due to changes in inputs that drive the warrant liability fair value calculations.

Change in fair value of contingent consideration from mergers and acquisitions

Change in fair value of contingent consideration from mergers and acquisitions was a benefit of $6.6 million for the twelve months ended December 31, 2023, as compared to a benefit of $41.3 million for the same period in 2022. The change was due to changes in the inputs driving the fair value calculations.

Goodwill impairment loss

A goodwill impairment loss was identified based on goodwill impairment calculations effective June 30, 2023 and December 31, 2022. See Part II, Item 8 "Financial Statements and Supplementary Data — Summary of Significant Accounting Policies — Goodwill" for additional information.

Other income

Other income increased by $6.9 million to other income of $8.3 million for the twelve months ended December 31, 2023, as compared to other income of $1.4 million for the same period in 2022. The majority of the increase in other income during the twelve months ended December 31, 2023 was related to an increase in interest income of $5.3 million from interest bearing deposit accounts and a decrease in losses on debt extinguishment of $0.3 million. The twelve months ended December 31, 2023 also included a gain on the sale of regulatory credits totaling $0.6 million, non-recurring trademark use settlement income of $0.2 million and income from a sublease initiated during the twelve months ended December 31, 2023 of $0.3 million.

Income tax benefit

See Part II, Item 8 "Financial Statements and Supplementary Data — Income Taxes" for an explanation of the significant income tax benefit recorded during the twelve months ended December 31, 2023.

Non-GAAP Measures

In addition to net income (loss), which is a measure presented in accordance with U.S. GAAP, management believes that Adjusted EBITDA provides relevant and useful information which is widely used by analysts, investors and competitors in our industry in assessing performance. Adjusted EBITDA is a supplemental measure of our performance that is neither required by nor presented in accordance with U.S. GAAP. Adjusted EBITDA should not be considered as a substitute for U.S. GAAP metrics such as net income (loss) or any other performance measures derived in accordance with U.S. GAAP and may not be comparable to similar measures used by other companies.

We define Adjusted EBITDA as net income (loss) plus interest expense related to corporate debt, income tax expense (benefit), depreciation and amortization expense, change in fair value of warrant liability, change in fair value of contingent consideration from mergers and acquisitions, goodwill impairment loss, stock-based compensation expense and certain other expenses that management does not consider in measuring performance. We believe that Adjusted EBITDA provides a meaningful understanding of an aspect of profitability based on our current product portfolio. In addition, Adjusted EBITDA is useful to an investor in evaluating our performance because it:

- is a measure widely used by investors, analysts and competitors to measure a company's operating performance;

- is a metric used by rating agencies, lenders and other parties to evaluate our credit worthiness; and

- is used by our management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting.

The reconciliation of net loss to Adjusted EBITDA for the twelve months ended December 31, 2023 and 2022 is as follows:

	Twelve Months Ended December 31,	
	2023	2022
Net loss	$ (45,245)	$ (189,066)
Add back:		
Interest related to corporate debt[1]	13,037	10,117
Income tax benefit	(1,076)	(25,634)
Depreciation and amortization expense	24,826	21,673
Changes in fair value of warrant liability	473	(7,923)
Change in fair value of contingent consideration from mergers and acquisitions	(6,613)	(41,254)
Goodwill impairment loss.	26,721	136,760
Stock-based compensation expense	22,896	19,603
Other expenses[2]	11,394	12,432
Adjusted EBITDA.	$ 46,413	$ (63,296)

(1) We add back the interest expense related to all outstanding corporate debt, excluding outstanding principal balances related to the ROAR 1 SPV Credit Facility and the ROAR 2 SPV Credit Facility. For U.S. GAAP reporting purposes, interest expense related to corporate debt is included within interest expense in the statement of operations.

(2) We add back other expenses, including those related to transactions, including mergers and acquisitions and financings, that occurred, litigation-related expenses and certain costs or gains that management does not consider in measuring performance. Generally, these expenses are included within other expenses or professional fees in the statement of operations.

Changes in Financial Condition to December 31, 2023 from December 31, 2022

	December 31, 2023	December 31, 2022	Change	
			$	%
Assets				
Cash and restricted cash	$ 94,479	$ 153,709	$ (59,230)	-38.5%
Consumer receivables	208,167	169,976	38,191	22.5%
Allowance for credit losses on consumer receivables.	(35,329)	(24,841)	(10,488)	42.2%
Consumer receivables, net	172,838	145,135	27,703	19.1%
Enterprise receivables, net	15,978	19,017	(3,039)	-16.0%
Property and equipment, net	1,864	2,976	(1,112)	-37.4%
Goodwill and intangible assets, net.	176,541	220,847	(44,306)	-20.1%
Other assets	53,559	54,658	(1,099)	-2.0%
Total assets	$ 515,259	$ 596,342	$ (81,083)	-13.6%
Liabilities and Stockholders' Equity				
Liabilities:				
Debt agreements	$ 189,753	$ 232,011	$ (42,258)	-18.2%
Accounts payable and accrued liabilities . .	52,396	58,129	(5,733)	-9.9%
Warrant liability	810	337	473	140.4%
Other liabilities	15,077	33,496	(18,419)	-55.0%
Total liabilities.	258,036	323,973	(65,937)	-20.4%
Series A Preferred Stock.	—	173,208	(173,208)	-100.0%
Stockholders' equity:				
Common Stock	1	1	—	0.0%
Additional paid-in capital	969,641	766,839	202,802	26.4%
Accumulated deficit	(702,719)	(657,979)	(44,740)	6.8%
Treasury stock.	(9,700)	(9,700)	—	0.0%
Total stockholders' equity	257,223	99,161	158,062	159.4%
Total liabilities, redeemable convertible preferred stock and stockholders' equity.	$ 515,259	$ 596,342	$ (81,083)	-13.6%

Assets

Cash and restricted cash

Cash and restricted cash decreased by $59.2 million, or 38.5%, to $94.5 million as of December 31, 2023, as compared to $153.7 million as of December 31, 2022. Refer to the "— Cash Flows" section below for further discussion on the net change in cash and restricted cash from operating activities, investing activities and financing activities during the period.

Consumer receivables, net

Consumer receivables, net increased by $27.7 million, or 19.1%, to $172.8 million as of December 31, 2023, as compared to $145.1 million as of December 31, 2022. The increase was primarily driven by an increase in Instacash receivables, net of allowance for credit losses, from December 31, 2022 to December 31, 2023, which was partially offset by a decrease in loan receivables.

Enterprise receivables, net

Enterprise receivables, net decreased by $3.0 million, or 16.0%, to $16.0 million as of December 31, 2023, as compared to $19.0 million as of December 31, 2022. This decrease was primarily attributable to a decrease in Consumer Marketplace receivables of $3.1 million and a decrease in Media receivables of $2.6 million. These decreases were partially offset by growth in Enterprise Marketplace receivables of $1.7 million and a reduction in the allowance for credit losses for enterprise receivables of $0.7 million.

Goodwill and intangible assets, net

Goodwill and intangible assets, net decreased by $44.3 million, or 20.1%, to $176.5 million as of December 31, 2023, as compared to $220.8 million as of December 31, 2022. This decrease was primarily attributable to the goodwill impairment recorded during the twelve months ended December 30, 2023 and amortization of intangible assets.

Other assets

Other assets decreased by $1.1 million, or 2.0%, to $53.6 million as of December 31, 2023, as compared to $54.7 million as of December 31, 2022. This was primarily attributable to a decline in operating lease right-of-use assets of $3.0 million due to amortization and impairments and a decline in prepaid expenses of $2.8 million. These declines were partially offset by an increase in receivables from payment processors of $4.5 million.

Liabilities

Debt agreements

Debt agreements decreased by $42.3 million, or 18.2%, to $189.8 million as of December 31, 2023, as compared to $232.0 million as of December 31, 2022. Refer to Part II, Item 8 "Financial Statements and Supplementary Data — Debt" within this Annual Report on Form 10-K for further discussion of financing transactions.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased by $5.7 million, or 9.9%, to $52.4 million as of December 31, 2023, as compared to $58.1 million as of December 31, 2022. The decrease was primarily attributable to a reduction of dividends payable of $6.8 million due to the settlement of the related Series A Preferred Stock, a reduction in payroll-related liabilities of $1.2 million, a reduction of $0.6 million in payable owed to payment processors and a reduction in the customer rewards accrual of $0.5 million. These decreases were partially offset by an increase in litigation reserves of $3.5 million.

Warrant liability

Warrant liability increased by $0.5 million, or 140.4%, to $0.8 million as of December 31, 2023, as compared to $0.3 million as of December 31, 2022. Refer to the "Results of Operations for the Twelve Months Ended December 31, 2023 and 2022" section above for further discussion on the change in fair value of warrant liability.

Other liabilities

Other liabilities decreased by $18.4 million, or 55.0%, to $15.1 million as of December 31, 2023, as compared to $33.5 million as of December 31, 2022. The decrease was primarily attributable to a decrease in liabilities related to the settlement of contingent consideration from mergers and acquisitions of $11.4 million, a decrease in operating lease liabilities of $2.6 million due to paydowns and a reduction in insurance premium liabilities of $2.5 million due to reduced insurance premiums.

Liquidity and Capital Resources

We believe our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our operating working capital needs for at least the next twelve months. Our future financing requirements will depend on several factors, including our growth, the timing and level of spending to support continued development of our platform, the expansion of marketing activities and merger and acquisition activity. In addition, growth of our finance receivables increases our liquidity needs, and any failure to meet those liquidity needs could adversely affect our business. Additional funds may not be available on terms favorable to us or at all. If the Company is unable to generate positive operating cash flows, additional debt and equity financings or refinancing of existing debt financings may be necessary to sustain future operations.

Receivables originated on our platform, including Credit Builder Loans and Instacash advances, were primarily financed through special purpose vehicle financings from third-party institutional lenders. As of December 31, 2023, there was an outstanding principal balance of $64.5 million under the ROAR 1 SPV Credit Facility and an outstanding principal balance of $62.5 million under the ROAR 2 SPV Credit Facility. For more information, see Part II, Item 8 "Financial Statements and Supplementary Data — Debt" within this Annual Report on Form 10-K for more information on the ROAR 1 SPV Credit Facility and the ROAR 2 SPV Credit Facility.

The following table presents the Company's cash, restricted cash and receivable from payment processor, as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Cash.	$ 92,195	$ 115,864
Restricted cash	2,284	37,845
Receivable from payment processor	$ 37,362	$ 32,881

Cash Flows

The following table presents cash provided by (used in) operating, investing and financing activities during the twelve months ended December 31, 2023 and 2022:

	Twelve Months Ended December 31,	
	2023	2022
Net cash provided by operating activities	$ 116,346	$ 3,361
Net cash used in investing activities	(127,565)	(141,546)
Net cash (used in) provided by financing activities	(48,011)	45,670
Net change in cash and restricted cash	$ (59,230)	$ (92,515)

Operating Activities

Net cash provided by operating activities was $116.3 million for the twelve months ended December 31, 2023 compared to net cash provided by operating activities of $3.4 million for the twelve months ended December 31, 2022. The increase in net cash provided by operating activities was primarily driven by an increase in profitability, after adjusting for non-cash activity included in our net loss, of approximately $100.2 million and changes in working capital during the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022.

Investing Activities

Net cash used in investing activities was $127.6 million for the twelve months ended December 31, 2023 compared to net cash used in investing activities of $141.5 million for the twelve months ended December 31, 2022. The decrease in net cash used in investing activities was primarily related to a reduction in spending on mergers and acquisitions and software development during the twelve months ended December 31, 2023, which was partially offset by an increase in net originations of finance receivables and cash payments to settle contingent consideration related to mergers and acquisitions.

Financing Activities

Net cash used in financing activities was $48.0 million for the twelve months ended December 31, 2023 compared to net cash provided by financing activities of $45.7 million for the twelve months ended December 31, 2022. The increase in cash used for financing activities was primarily attributable to a decrease in proceeds from debt issuances, net of fees and financing costs, an increase in debt principal payments, a decrease in proceeds related to the exercise of stock options during the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022 and cash disbursements related to the automatic conversion of the Series A Preferred Stock to Class A Common Stock pursuant to the terms of the Certificate of Designations governing the Series A Preferred Stock and dividends on the Series A Preferred Stock that were paid during the twelve months ended December 31, 2023.

Financing Arrangements

Refer to Part II, Item 8 "Financial Statements and Supplementary Data — Debt" within this Annual Report on Form 10-K for further discussion on financing transactions during the period.

Contractual Obligations

The table below summarizes debt, lease and other minimum cash obligations outstanding as of December 31, 2023:

	Total	2024	2025 – 2026	2027 – 2028	Thereafter
Monroe Term Loans	$ 65,000	$ —	$ 65,000	$ —	$ —
ROAR 1 SPV Credit Facility	64,500	—	64,500	—	—
ROAR 2 SPV Credit Facility	62,500	—	62,500	—	—
Operating lease obligations	8,318	3,101	3,545	1,672	—
Vendor unconditional purchase obligations	27,817	2,317	17,000	8,500	—
Total	$ 228,135	$ 5,418	$ 212,545	$ 10,172	$ —

Secured Loans and Other Debt

For more information regarding our secured loans and other debt, see Part II, Item 8 "Financial Statements and Supplementary Data — Debt" within this Annual Report on Form 10-K in this Annual Report on Form 10-K.

Equity

Series A Preferred Stock

For more information regarding the Series A Preferred Stock, see Part II, Item 8 "Financial Statements and Supplementary Data — Common and Preferred Stock" in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

At December 31, 2023, the Company did not have any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

See Part II, Item 8 "Financial Statements and Supplementary Data — Summary of Significant Accounting Policies" included elsewhere in this Annual Report on Form 10-K for a description of critical accounting policies and estimates.

Recently Issued and Adopted Accounting Pronouncements

See Part II, Item 8 "Financial Statements and Supplementary Data — Summary of Significant Accounting Policies" included elsewhere in this Annual Report on Form 10-K for a description of recently issued accounting pronouncements that may potentially impact our results of operations, financial condition or cash flows.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Interest Rate Risk

Interest rates may adversely impact our customers' level of engagement on our platform and ability and willingness to pay outstanding amounts owed to us. While we do not charge interest on many of our products, higher interest rates could deter customers from utilizing our credit products and other loans. Moreover, higher interest rates may lead to increased delinquencies, charge-offs and allowances for loans and interest receivable, which could have an adverse effect on our operating results.

The Monroe Term Loans (as defined in Part II, Item 8 "Financial Statements and Supplementary Data — Debt" in this Annual Report on Form 10-K), and future funding arrangements may, bear a variable interest rate. The ROAR 1 SPV Credit Facility and ROAR 2 SPV Credit Facility have fixed interest rates. Given the fixed interest rates charged on many of our loans, a rising variable interest rate would reduce our interest margin earned in these funding arrangements. Dramatic increases in interest rates may make these forms of funding nonviable. A one percent change in the interest rate on our variable interest rate debt, based on principal balances as of December 31, 2023, would result in an approximately $0.7 million impact to annual interest expense.

Item 8.   Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MoneyLion Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MoneyLion Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 and Note 3 to the financial statements, the Company has changed its method of accounting for the allowance for credit losses in the year ended December 31, 2023, due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments — Credit Losses (Topic 326)*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company's auditor since 2016.

Austin, Texas
March 7, 2024

MONEYLION INC.
CONSOLIDATED BALANCE SHEETS
(dollar amounts in thousands, except per share amounts)

	December 31, 2023	December 31, 2022
Assets		
Cash.	$ 92,195	$ 115,864
Restricted cash, including amounts held by variable interest entities (VIEs) of $128 and $36,235	2,284	37,845
Consumer receivables	208,167	169,976
Allowance for credit losses on consumer receivables	(35,329)	(24,841)
Consumer receivables, net, including amounts held by VIEs of $131,283 and $113,963	172,838	145,135
Enterprise receivables, net	15,978	19,017
Property and equipment, net	1,864	2,976
Intangible assets, net	176,541	194,247
Goodwill	—	26,600
Other assets	53,559	54,658
Total assets	$ 515,259	$ 596,342
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity		
Liabilities:		
Secured loans, net	$ 64,334	$ 88,617
Accounts payable and accrued liabilities	52,396	58,129
Warrant liability	810	337
Other debt, net, including amounts held by VIEs of $125,419 and $143,394	125,419	143,394
Other liabilities	15,077	33,496
Total liabilities	258,036	323,973
Commitments and contingencies (Note 14)		
Redeemable convertible preferred stock (Series A), $0.0001 par value; 45,000,000 shares authorized as of December 31, 2023 and December 31, 2022, 0 and 25,655,579 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	—	173,208
Stockholders' equity:		
Class A Common Stock, $0.0001 par value; 66,666,666 shares authorized as of December 31, 2023 and December 31, 2022, 10,444,627 and 10,412,294 issued and outstanding, respectively, as of December 31, 2023 and 8,619,678 and 8,587,345 issued and outstanding, respectively, as of December 31, 2022[1]	1	1
Additional paid-in capital	969,641	766,839
Accumulated deficit	(702,719)	(657,979)
Treasury stock at cost, 32,333 shares at December 31, 2023 and December 31, 2022[1]	(9,700)	(9,700)
Total stockholders' equity	257,223	99,161
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 515,259	$ 596,342

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

The accompanying notes are an integral part of these consolidated financial statements.

MONEYLION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollar amounts in thousands, except per share amounts)

	Twelve Months Ended December 31,	
	2023	2022
Revenue		
Service and subscription revenue	$ 411,238	$ 330,598
Net interest income on loan receivables	12,193	10,147
Total revenue, net	423,431	340,745
Operating expenses		
Provision for credit losses on consumer receivables	93,418	99,753
Compensation and benefits	93,895	99,603
Marketing	28,125	37,245
Direct costs	126,361	106,419
Professional services	19,105	32,650
Technology-related costs	24,056	21,536
Other operating expenses	43,816	42,216
Total operating expenses	428,776	439,422
Net income (loss) before other (expense) income and income taxes	(5,345)	(98,677)
Interest expense	(28,663)	(29,799)
Change in fair value of warrant liability	(473)	7,923
Change in fair value of contingent consideration from mergers and acquisitions	6,613	41,254
Goodwill impairment loss	(26,721)	(136,760)
Other income	8,268	1,359
Net loss before income taxes	(46,321)	(214,700)
Income tax benefit	(1,076)	(25,634)
Net loss	(45,245)	(189,066)
Reversal of previously accrued/(accrued) dividends on preferred stock	690	(6,880)
Net loss attributable to common shareholders	$ (44,555)	$ (195,946)
Net loss per share, basic and diluted[1]	$ (4.63)	$ (24.32)
Weighted average shares used in computing net loss per share, basic and diluted[1]	9,614,309	8,056,529

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

The accompanying notes are an integral part of these consolidated financial statements.

MONEYLION INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY
(amounts in thousands, except share amounts)

| | Redeemable Convertible Preferred Stock (Series A) | | Class A Common Stock | | Additional Paid-in | Accumulated | Treasury | Total Stockholders' |
	Shares	Amount	Shares[1]	Amount[1]	Capital[1]	Deficit	Stock	Equity
Balances at January 1, 2023	25,655,579	$173,208	8,587,345	$ 1	$ 766,839	$ (657,979)	$ (9,700)	$ 99,161
Stock-based compensation	—	—	—	—	22,896	—	—	22,896
Exercise of stock options and warrants and vesting of RSUs and PSUs, net of tax withholdings	—	—	449,544	—	(860)	—	—	(860)
Issuance of common stock in connection with earnout and make-whole provisions related to the acquisition of Malka Media Group LLC	—	—	110,925	—	1,914	—	—	1,914
Issuance of equity in connection with Engine Acquisition and the related contingent consideration, net of working capital adjustments	4,400,172	1,560	23,453	—	304	—	—	304
Voluntary conversion of preferred stock to common stock	(6,698)	(45)	230	—	45	—	—	45
Reversal of previously accrued dividends on preferred stock . .	—	—	—	—	690	—	—	690
Settlement of accrued dividends on preferred stock	—	—	229,605	—	2,976	—	—	2,976
Automatic conversion of redeemable convertible preferred stock (Series A)	(30,049,053)	(174,723)	1,012,093	—	174,849	—	—	174,849
Other	—	—	(901)	—	(12)	505	—	493
Net loss	—	—	—	—	—	(45,245)	—	(45,245)
Balances at December 31, 2023 . . .	—	$ —	10,412,294	$ 1	$ 969,641	$ (702,719)	$ (9,700)	$ 257,223

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

The accompanying notes are an integral part of these consolidated financial statements.

MONEYLION INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY — (Continued)
(amounts in thousands, except share amounts)

	Redeemable Convertible Preferred Stock (Series A)		Class A Common Stock		Additional Paid-in Capital(1)	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
	Shares	Amount	Shares(1)	Amount(1)				
Balances at January 1, 2022	—	$ —	7,682,748	$ 1	$ 701,256	$ (469,873)	$ (9,700)	$ 221,684
Stock-based compensation	—	—	—	—	19,603	—	—	19,603
Exercise of stock options and warrants and vesting of RSUs and PSUs, net of tax withholdings	—	—	294,988	—	2,399	—	—	2,399
Issuance of common stock in connection with earnout and make-whole provisions related to the acquisition of Malka Media Group LLC	—	—	508,069	—	22,250	—	—	22,250
Issuance of options and preferred stock in connection with Engine Acquisition, net of working capital adjustments	28,656,121	193,465	—	—	8,960	—	—	8,960
Conversion of preferred stock to common stock	(3,000,542)	(20,257)	100,018	—	20,257	—	—	20,257
Accrued dividends on preferred stock	—	—	—	—	(6,880)	—	—	(6,880)
Accrued dividends settled in common stock	—	—	1,522	—	81	—	—	81
Other	—	—	—	—	(1,087)	960	—	(127)
Net loss	—	—	—	—	—	(189,066)	—	(189,066)
Balances at December 31, 2022	25,655,579	$173,208	8,587,345	$ 1	$ 766,839	$ (657,979)	$ (9,700)	$ 99,161

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

The accompanying notes are an integral part of these consolidated financial statements.

MONEYLION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Twelve Months Ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (45,245)	$ (189,066)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Provision for losses on receivables	93,418	99,753
Depreciation and amortization expense	24,826	21,673
Change in deferred fees and costs, net	2,119	2,017
Change in fair value of warrants	473	(7,923)
Change in fair value of contingent consideration from mergers and acquisitions	(6,613)	(41,254)
Gain (loss) on foreign currency translation	(60)	18
Expenses related to debt modification and prepayments	—	730
Goodwill impairment loss	26,721	136,760
Stock compensation expense	22,896	19,603
Deferred income taxes	(2,091)	(26,020)
Changes in assets and liabilities, net of effects of business combination:		
Accrued interest receivable	(234)	4
Enterprise receivables, net	2,853	(3,152)
Other assets	1,098	(14,908)
Accounts payable and accrued liabilities	819	5,059
Other liabilities	(4,634)	67
Net cash provided by operating activities	116,346	3,361
Cash flows from investing activities:		
Net originations and collections of finance receivables	(120,441)	(114,072)
Purchase of property and equipment and software development	(6,008)	(8,890)
Acquisition of Engine, net of cash acquired	—	(18,584)
Settlement of contingent consideration related to mergers and acquisitions	(1,116)	—
Net cash used in investing activities	(127,565)	(141,546)
Cash flows from financing activities:		
Repayments to secured/senior lenders	(25,000)	(24,029)
Fees related to debt prepayment	—	(375)
Net repayments to special purpose vehicle credit facilities	(19,000)	—
Borrowings from secured lenders	—	69,300
Payment of deferred financing costs	(132)	(1,625)
Payments related to the automatic conversion of redeemable convertible preferred stock (Series A) in lieu of fractional shares of common stock and dividends on preferred stock	(3,007)	—
Proceeds (payments) related to issuance of common stock related to exercise of stock options and warrants, net of tax withholdings related to vesting of stock-based compensation	(860)	2,399
Other	(12)	—
Net cash (used in) provided by financing activities	(48,011)	45,670

MONEYLION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(amounts in thousands)

	Twelve Months Ended December 31,	
	2023	**2022**
Net change in cash and restricted cash	(59,230)	(92,515)
Cash and restricted cash, beginning of period	153,709	246,224
Cash and restricted cash, end of period	$ 94,479	$ 153,709
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 27,578	$ 27,521
Supplemental disclosure of non-cash investing and financing activities:		
Voluntary conversion of preferred stock to common stock	$ 45	$ 20,257
Automatic conversion of redeemable convertible preferred stock (Series A) to common stock	$ 174,849	$ —
Reversal of previously accrued/(accrued) dividends on preferred stock	$ 690	$ (6,880)
Issuance of common stock to settle accrued dividends on preferred stock and Preferred Stock Equivalents	$ 3,280	$ 81
Equity issued as consideration for mergers and acquisitions	$ 1,864	$ 202,425
Equity issued as settlement of contingent consideration related to Malka Acquisition	$ 1,914	$ 22,250
Equity issued as settlement of contingent consideration related to Engine Acquisition	$ 1,440	$ —
Contingent consideration issued related to mergers and acquisitions	$ —	$ 45,336
Lease liabilities incurred in exchange for operating right-of-use assets	$ —	$ 7,568

The accompanying notes are an integral part of these consolidated financial statements.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

MoneyLion Inc. ("MoneyLion" or the "Company") was founded in 2013 and is headquartered in New York, New York. On September 22, 2021, MoneyLion Inc., formerly known as Fusion Acquisition Corp., consummated a business combination (the "Business Combination") with MoneyLion Technologies Inc., formerly known as MoneyLion Inc. Following the Business Combination, MoneyLion Inc. became a publicly traded company, with MoneyLion Technologies Inc. continuing the existing business operations as a subsidiary of MoneyLion Inc. MoneyLion Inc.'s Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), is listed on the New York Stock Exchange (the "NYSE") under the ticker symbol "ML."

MoneyLion is a leader in financial technology, powering the next generation of personalized products and financial content for American consumers. MoneyLion designs and offers modern personal finance products, tools and features and curate money-related content that delivers actionable insights and guidance to its users. MoneyLion also operates and distributes embedded finance marketplace solutions that match consumers with personalized third-party offers from its partners, providing convenient access to an expansive breadth of financial solutions that enable consumers to borrow, spend, save and achieve better financial outcomes. In addition, MoneyLion provides creative media and brand content services to clients across industries through its media division and leverages its adaptive, in-house content studio to produce and deliver engaging and dynamic content in support of MoneyLion's product and service offerings.

On November 15, 2021, MoneyLion completed its acquisition of Malka Media Group LLC ("MALKA" and such transaction, the "MALKA Acquisition"). MALKA forms the basis of MoneyLion's media division and provides MoneyLion with the creative capabilities to produce and deliver engaging and dynamic content in support of MoneyLion's product and service offerings. MALKA also offers creative media and brand content services to clients in MoneyLion's Enterprise business. The MALKA Acquisition accelerated MoneyLion's ability to engage consumers across digital media, allowing it to directly connect with communities natively inside and outside of the MoneyLion platform.

On February 17, 2022, MoneyLion completed its acquisition of Even Financial Inc., which was subsequently renamed to ML Enterprise Inc., doing business as the brand Engine by MoneyLion ("Engine" and such acquisition, the "Engine Acquisition"). Engine powers the leading embedded finance marketplace solutions MoneyLion offers to its Enterprise Partners (as defined herein) through which Engine connects and matches consumers with real-time, personalized product and service recommendations. For the over 1,100 Enterprise Partners in MoneyLion's network who integrate MoneyLion's software platform onto their properties, MoneyLion enables robust distribution capabilities and a more simple and efficient system of customer acquisition and also provides value-added data analytics and reporting services to enable them to better understand the performance of their marketplace programs and optimize their business over time. The Engine Acquisition expanded MoneyLion's addressable market, extended the reach of its own products and services and diversified its revenue mix.

Basis of Presentation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of MoneyLion Inc. and its wholly owned subsidiaries and consolidated variable interest entities ("VIEs") for which the Company is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. The Company does not have any items of other comprehensive loss; therefore, there is no difference between net loss and comprehensive loss for the twelve months ended December 31, 2023 and 2022.

Reverse Stock Split — On April 24, 2023, the Company amended the Company's Fourth Amended and Restated Certificate of Incorporation (as amended from time to time, the "Certificate of Incorporation") to effect, effective as of 5:01 p.m. Eastern Time on April 24, 2023, a 1-for-30 reverse stock split (the "Reverse Stock Split") of the Class A Common Stock. At the effective time of the Reverse Stock Split, every 30 shares of Class A Common Stock either issued and outstanding or held as treasury stock were automatically reclassified into one new share of Class A Common Stock, and the total number of shares of Class A Common Stock authorized for issuance was reduced by a corresponding proportion from 2,000,000,000 shares to 66,666,666 shares. The Reverse Stock Split was approved

MONEYLION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share amounts or as otherwise indicated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (cont.)

by the Company's stockholders at a Special Meeting of Stockholders on April 19, 2023 and approved by the Board of Directors on April 21, 2023. The primary goal of the Reverse Stock Split was to increase the per share price of the Class A Common Stock in order to meet the minimum per share price requirement for continued listing on the NYSE. The Class A Common Stock began trading on the NYSE on an as-adjusted basis on April 25, 2023 under the existing trading symbol "ML."

In addition, as a result of the Reverse Stock Split, proportionate adjustments were made to the number of shares of Class A Common Stock underlying the Company's outstanding equity awards, the number of shares issuable upon the exercise of the Company's outstanding warrants and the number of shares issuable under the Company's equity incentive plans and certain existing agreements, as well as the exercise, grant and acquisition prices of such equity awards and warrants, as applicable. Furthermore, proportionate adjustments were made to the conversion factor at which the Company's previously outstanding Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), were converted to Class A Common Stock. The total number of shares of preferred stock of the Company authorized for issuance remained at 200,000,000. Stockholders who would have been entitled to receive fractional shares as a result of the Reverse Stock Split were instead entitled to a cash payment in lieu thereof at a price equal to the fraction of one share to which the stockholder was otherwise entitled multiplied by the closing price per share of the Class A Common Stock on the NYSE on the effective date of the Reverse Stock Split.

The effects of the Reverse Stock Split have been reflected in these consolidated financial statements and the accompanying footnotes for all periods presented, which includes adjusting the description of any activity that may have been transacted on a pre-Reverse Stock Split basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments, consisting of normal recurring adjustments and adjustments to eliminate intercompany transactions and balances, necessary for a fair presentation of its financial position and its results of operations, changes in redeemable convertible preferred stock and stockholders' equity and cash flows.

Use of Estimates — The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements included, but are not limited to, revenue recognition, provision for transaction losses, accounting for business combinations, determination of useful lives of property and equipment, valuation and useful lives of intangible assets, impairment assessment of goodwill, internal-use software, valuation of common stock, valuation of stock warrants, valuation of convertible notes, stock option valuations, income taxes, and the recognition and disclosure of contingent liabilities. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

Variable Interest Entities — The Company's primary source of funding for originated receivables is special purpose vehicle financings from third-party lenders (the "SPV Credit Facilities"). The Company may sell certain loan and Instacash receivables to wholly owned, bankruptcy-remote special purpose subsidiaries (the "SPV Borrowers"), which pledge such receivables and related cash flows as collateral to support the financing of additional receivables. The underlying loan and Instacash receivables are originated and serviced by other wholly owned subsidiaries of the Company. The SPV Borrowers are required to maintain pledged collateral consisting of cash balances and loan and Instacash receivables, the value of which must equal or exceed the aggregate principal amounts of the loans financed through the SPV Credit Facilities. 90% of the loan and Instacash receivables net asset balance is counted as collateral. Proceeds received from the SPV Credit Facilities can only be used to purchase loan and Instacash receivables. The payments and interest, as applicable, received from the loan and Instacash receivables held by

(amounts in thousands, except share and per share amounts or as otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the SPV Borrowers are used to repay obligations under the SPV Credit Facilities. While the SPV Credit Facilities and related agreements provide assurances to the third-party lenders regarding the quality of loan and Instacash receivables and certain origination and servicing functions to be performed by other wholly owned subsidiaries of the Company, the third-party lender may absorb losses in the event that the payments and interest, as applicable, received in connection with the loan and Instacash receivables are not sufficient to repay the loans made through the SPV Credit Facilities.

The Company is required to evaluate the SPV Borrowers for consolidation, which the Company has concluded are VIEs. The Company has the ability to direct the activities of the SPV Borrowers that most significantly impact the economic performance of the wholly owned subsidiaries that act as the originators and servicer of the loan and Instacash receivables held by the SPV Borrowers. Additionally, the Company has the obligation to absorb losses related to the pledged collateral in excess of the aggregate principal amount of the receivables and the right to proceeds related to the excess loan and Instacash receivables securing the SPV Credit Facilities once all loans and interest under such SPV Credit Facilities are repaid, which exposes the Company to losses and returns that could potentially be significant to the SPV Borrowers. Accordingly, the Company determined it is the primary beneficiary of the SPV Borrowers and is required to consolidate them as indirect wholly owned VIEs. For more information, see Note 7, “Debt” for discussion of the ROAR 1 SPV Credit Facility and the ROAR 2 SPV Credit Facility.

Revenue Recognition and Related Receivables — The following table summarizes revenue by type for the twelve months ended December 31, 2023 and 2022:

	Twelve Months Ended December 31,	
	2023	**2022**
Consumer revenues		
Service and subscription fees	$ 272,897	$ 208,829
Net interest income on finance receivables	12,193	10,147
Total consumer revenues	285,090	218,976
Enterprise service revenues	138,341	121,769
Total revenue, net	$ 423,431	$ 340,745

Service and subscription fees — The Credit Builder Plus membership was developed to allow consumer customers to access affordable credit through asset collateralization, build savings, improve financial literacy and track their financial health. The Credit Builder Plus membership is intended to emphasize the program’s ability to help consumer customers build credit while also saving. Members receive access to the Company’s secured personal Credit Builder Loan, banking account and related services, managed investment services, an online cryptocurrency account, credit tracking services and Instacash advances.

The membership subscription fee is recognized on a daily basis throughout the term of the individual subscription agreements, as the control of the membership services is delivered to the customer evenly throughout that term. Subscription receivables are recorded at the amount billed to the customer. The Company policy is to suspend recognition of subscription revenue when the last scheduled subscription payment is 30 days past due, or when, in the Company’s estimation, the collectability of the account is uncertain. Membership subscription revenue is recognized gross over time.

As the Company performs promised services to members, including those services that the members receive access to as part of the Credit Builder Plus membership, revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company evaluates whether it is appropriate to recognize revenue on a gross basis or net of costs associated with the transaction based upon its evaluation of whether the Company obtains control of the specified services by considering if it is primarily responsible for fulfilment of the promise, and has the latitude in establishing pricing, among other factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Most service fees are related to the Company's Instacash advance product. Users may obtain cash from interest-free Instacash advances in 1-3 business days or may elect to receive cash immediately through the Company's instant transfer option. The Company charges a fee when the instant transfer option is elected by a customer. Instant transfer fees are recognized gross over the term of the Instacash advance, as the services related to these fees are not distinct from the services of the Instacash advance. The receivable related to the instant transfer option fee is recorded at the amount billed to the customer.

With respect to the Company's Instacash advance service, the Company provides customers with the option to provide a tip for the offering. Fees earned on tips are recognized gross over the term of the Instacash advance, as the services related to these fees are not distinct from the services of the Instacash advance. Advances typically include a term of 30 days or less, depending on the individual's pay cycle. The Company's policy is to suspend the account when an advance is past the scheduled repayment date on a contractual basis or when, in the Company's estimation, the collectability of the account is uncertain. The receivable related to the tip is recorded at the amount billed to the customer.

Net interest income on loan receivables — Interest income and the related accrued interest receivables on loan-related receivables are accrued based upon the daily principal amount outstanding except for loans that are on nonaccrual status. The Company recognizes interest income using the interest method. The Company's policy is to suspend recognition of interest income on finance receivables and place the loan on nonaccrual status when the account is 60 days or more past due on a contractual basis or when, in the Company's estimation, the collectability of the account is uncertain, and the account is less than 90 days contractually past due.

Enterprise service revenues — The Company provides services to enterprise clients to allow them to better connect with existing end-users and reach new potential end-users. These services include lead generation services, advertising services and digital media and content production services custom designed to promote enterprise clients' products and services.

The Company has a single performance obligation to facilitate lead generating services to the providers of financial and non-financial products and services ("Product Partners") whereby qualified consumers are matched with financial solutions offered by the Product Partners based on qualification and preference.

Lead generation fees are earned through the operation of a robust technology platform via an API that connects consumers to Product Partners. The Company's API platform functions as a powerful definitive search, comparison and ad recommendation engine that provides consumers with personalized offers and matches the demand and supply of financial and non-financial products and services. The lead generating services conducted through the API comprise a series of distinct services that are substantially the same and have the same pattern of transfer. The Company is entitled to receive transaction fees that are based on performance structure, including but not limited to cost per funded loan, cost per approved credit card, cost per click or cost per savings accounts, or revenue share based on successful lead conversion. The transaction fees and revenue share are considered revenue from contracts with Product Partners, including financial institutions and other financial service providers. These fees and revenue share to which the Company expects to be entitled are deemed variable consideration because the lead generation volume over the contractual term is not known. Because the lead generating service performance obligation is a series of distinct services, the Company applies the variable consideration exception and allocates the variable consideration to the period in which the fees are earned, and recognizes revenue over time.

The Company earns various SaaS and platform fees from certain enterprise partners. This revenue is recognized evenly over the required performance period.

The Company generates advertising fees by displaying ads on the Company's mobile application and by sending emails or other messages to potential end-users to promote the enterprise clients' services. For advertising services, the Company enters into agreements with the enterprise clients in the form of a signed contract, which specifies the terms of the services and fees, prior to running advertising and promotional campaigns. The Company recognizes revenue

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

from the display of impression-based ads and distribution of impression-based emails in the period in which the impressions are delivered in accordance with the contractual terms of the enterprise clients' arrangements. Impressions are considered delivered when a member clicks on the advertisement or promotion.

Digital media and content production services provided to enterprise clients are generally earned and recognized over time as the performance obligations within the contracts are satisfied. Payment terms vary from contract to contract such that collections may occur in advance of services being rendered, as services are rendered or after services are rendered. Contracts for digital media and content production services are typically short-term in duration.

Allowance for Losses on Receivables — An allowance for losses on consumer receivables and related accrued interest and fee receivables is established to provide for current expected credit losses in the Company's consumer receivables at the balance sheet date and is established through a provision for losses on receivables. Charge-offs, net of recoveries, are charged directly to the allowance. The allowance is based on management's assessment of many factors, including changes in the nature, volume, and risk characteristics of the consumer receivables portfolio, including trends in delinquency and charge-offs and current economic conditions that may affect the consumer's ability to pay. The allowance is developed on a general basis and each period management assesses each product type by origination cohort in order to determine the forecasted performance of those cohorts and arrive at an appropriate allowance rate for that period. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in any of the factors.

The Company's charge-off policy is to charge-off finance receivables for loans and related accrued interest receivables, net of expected recoveries, in the month in which the account becomes 90 days contractually past due and charge-off finance receivables for Instacash advances and related fee receivables in the month in which the account becomes 90 days past due effective January 1, 2023 and 60 days past due prior to January 1, 2023. If an account is deemed to be uncollectable prior to this date, the Company will charge-off the receivable in the month it is deemed uncollectable.

The Company determines the past due status using the contractual terms of the finance receivables. This is the credit quality indicator used to evaluate the required allowance for losses on finance receivables for each portfolio of products.

An allowance for losses on service and subscription fees receivables is established to provide for current expected credit losses in the Company's service and subscription fee receivables at the balance sheet date and is established through a provision for losses on receivables. Charge-offs, net of recoveries, are charged directly to the allowance. The allowance is based on management's assessment of historical charge-offs and recoveries on these receivables, as well as certain qualitative factors including current economic conditions that may affect the customers' ability to pay.

Receivables from enterprise services have a low rate of default, and as such the related allowance is not material. The Company monitors enterprise receivable default rates for any indication of a deterioration in average credit quality that may result in more material levels of allowance for losses.

Segment Information — Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer. Since the CODM reviews financial information on a consolidated basis for purposes of allocating resources and in assessing performance, the Company has one operating segment, and therefore, one reportable segment.

Governmental Regulation — The Company is subject to various state and federal laws and regulations in each of the states in which it operates, which are subject to change and may impose significant costs or limitations on the way the Company conducts or expands its business. The Company's loans are originated under individual state laws, which may carry different rates and rate limits, and have varying terms and conditions depending upon

(amounts in thousands, except share and per share amounts or as otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the state in which they are offered. The Company is also subject to state licensing requirements of each individual U.S. state in which we operate, including with respect to certain consumer lending, life insurance and mortgage products and services that the Company offers directly or to which the Company connects consumers through third parties. Other governmental regulations include, but are not limited to, imposed limits on certain charges, insurance products and required licensing and qualification.

Fair Value of Financial Instruments — Accounting Standards Codification ("ASC") 820, *Fair Value Measurement* ("ASC 820"), provides a single definition of fair value and a common framework for measuring fair value as well as disclosure requirements for fair value measurements used in financial statements. Under ASC 820, fair value is determined based upon the exit price that would be received by a company to sell an asset or paid by a company to transfer a liability in an orderly transaction between market participants, exclusive of any transaction costs. Fair value measurements are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company uses the most advantageous market, which is the market from which the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. ASC 820 creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below, with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active for identical or similar assets and liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Valuations are based on inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company had no assets measured at fair value on a recurring or non-recurring basis as of December 31, 2023 and December 31, 2022 except for goodwill, which was valued using Level 3 inputs, as described in Note 2, "Summary of Significant Accounting Policies." Liabilities measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022 are the Private Placement Warrants (as defined herein) and contingent consideration related to mergers and acquisitions, which are further described in Note 12, "Stock Warrants," and Note 15, "Mergers and Acquisitions," respectively. The Company had no liabilities measured at fair value on a non-recurring basis as of December 31, 2023 and December 31, 2022. There have been no transfers between levels during the twelve months ended December 31, 2023 and December 31, 2022.

The Company also has financial instruments which are not measured at fair value. The Company has evaluated cash, restricted cash, consumer receivables, net, enterprise receivables, net, receivables from payment processors, prepaid expenses, accounts payable and accrued liabilities and other financial instrument assets and liabilities, and believes the carrying value approximates the fair value due to the short-term nature of these balances and that the fair value of these financial instruments would be based on Level 1 fair value measurements. The carrying value of the secured loans approximates their fair value based on the relatively short duration these instruments have been outstanding and the secured loans' variable interest rate based on market rates. The carrying value of other debt approximates its fair value based on the relatively short duration these instruments have been outstanding and availability of alternative financing sources at similar interest rates with the same terms. The fair value of secured loans and other debt would be based on Level 2 fair value measurements.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Loss Per Share — The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered the redeemable convertible preferred stock to be a participating security as the holders were entitled to receive dividends at a dividend rate payable in preference and priority to the holders of common stock.

Under the two-class method, basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the redeemable convertible preferred stock as the holders of redeemable convertible preferred stock did not have a contractual obligation to share in losses, which is consistent with the if converted method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, stock options, restricted stock units, performance stock units, Earnout Shares, as defined in Note 13, "Net Loss Per Share," and warrants to purchase common stock were considered common shares equivalents but were excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the fiscal years ended December 31, 2023 and 2022.

Cash — Cash includes cash and cash equivalents held at financial institutions. For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents. At times, the Company may maintain deposits with financial institutions in excess of the Federal Deposit Insurance Corporation insurance limits, but management believes any such amounts do not represent a significant credit risk.

Restricted Cash — Restricted cash consists of cash required to be held on reserve by the Company's vendors for purposes of loan or advance processing or funding and cash on hand in the VIEs. All cash accounts are held in federally insured institutions, which may at times exceed federally insured limits. The Company has not experienced losses in such accounts. Management believes the Company's exposure to credit risk is minimal for these accounts.

Goodwill — The Company performed goodwill impairment testing annually on the last day of the fiscal year or more frequently if indicators of potential impairment existed until goodwill was fully impaired as described below. A potential impairment indicator was identified on each of June 30, 2022, September 30, 2022, December 31, 2022 and June 30, 2023 due to a decline in the price of the Class A Common Stock and the Company's related market capitalization and, as such, the Company performed a goodwill impairment test as of June 30, 2022, September 30, 2022, December 31, 2022 and June 30, 2023. The goodwill impairment test is performed at the consolidated company level since the Company represents one reporting unit.

The Company first evaluates whether it is more likely than not that the fair value of the reporting unit has fallen below its carrying amount. No indicators of fair value falling below the reporting unit carrying amount were noted on a quantitative or qualitative basis during the June 30, 2022 assessment nor the September 30, 2022 assessment.

The June 30, 2022 and September 30, 2022 assessments indicated that the fair value of the reporting unit exceeded the reporting unit's carrying value. The fair value of the reporting unit was calculated by valuing the Class A Common Stock and the Company's Series A Preferred Stock, primarily based on the Class A Common Stock price per share. The calculation of fair value also included an estimated control premium based on consultation between the Company's management and third-party valuation specialists.

The December 31, 2022 assessment indicated that the carrying value of the reporting unit exceeded the reporting unit's fair value, resulting in a goodwill impairment loss of $136,760, which also represented the accumulated impairment losses related to goodwill as of December 31, 2022. Determining the fair value of the reporting unit

(amounts in thousands, except share and per share amounts or as otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

required the use of estimates and the exercise of significant judgment, which are inherently subjective in nature. For quantitative goodwill impairment testing, the fair value of the reporting unit was calculated using a blend of a discounted cash flow method and a guideline public company method.

The discounted cash flow method calculation estimates the future cash flows from the reporting unit using a multi-year forecast, and a terminal value calculated using a long-term growth rate that was informed based on our industry, analyst reports of a public company peer set, current and expected future economic conditions and management expectations. The discount rate used to discount these future cash flows was determined using a capital asset pricing model based on the market value of equity of a public company peer set, adjusted for risk characteristics and expectations specific to the reporting unit, combined with an assessment of the cost of debt. The discount rates used for the reporting unit in the Company's December 31, 2022 impairment analysis was 30.5%, and the Company applied a terminal year long-term growth rate of 3.0%.

The guideline public company method utilized the Company's historical and forecasted revenue to enterprise value ratio to determine revenue multiples to calculate the enterprise value of the reporting unit. The guideline public company method also included an estimated control premium based on consultation between the Company's management and third-party valuation specialists.

The June 30, 2023 assessment indicated that the carrying value of the reporting unit exceeded the reporting unit's fair value, resulting in a goodwill impairment loss of $26,721, which in turn resulted in a full impairment of goodwill. Determining the fair value of the reporting unit required the use of estimates and the exercise of significant judgment, which are inherently subjective in nature. For quantitative goodwill impairment testing, the fair value of the reporting unit was calculated by valuing the Class A Common Stock based on the Class A Common Stock price per share. The calculation of fair value also included an estimated control premium based on consultation between the Company's management and third-party valuation specialists.

Intangible Assets — The Company's intangible assets are made up of internal use software and acquired proprietary technology, customer relationships and trade names. The Company capitalizes qualifying internal use software development costs that are incurred during the application development stage, provided that management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs incurred during the application development stage internally or externally are capitalized and amortized on a straight-line basis over the expected useful life of five years. Costs related to preliminary project activities and post-implementation operation activities, including training and maintenance, are expensed as incurred.

Impairment of Long-Lived Assets — Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charges were recognized during the years ended December 31, 2023 and 2022.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the positions taken or the amount of the positions that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of operations.

Stock-Based Compensation — The Company accounts for the options, restricted stock units ("RSUs") and performance share units ("PSUs") granted to employees or directors as stock-based compensation expense based on their grant date fair value.

The fair value of all awards is recognized as an expense over the requisite service periods (generally the vesting period of the equity award) and is included in compensation and benefits in the Company's consolidated statement of operations. Forfeitures are accounted for as they occur.

Warrant Liability — The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. The Company accounts for its outstanding Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815-40, "Derivatives and Hedging — Contracts on an Entity's Own Equity" ("ASC 815-40").

The Company determined that the Private Placement Warrants do not meet the criteria for equity treatment thereunder. For issued or modified warrants that do not meet all the criteria for equity treatment, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. As such, each Private Placement Warrant is recorded as a liability and any change in fair value is recognized in the Company's statements of operations. The fair value of the Private Placement Warrants was estimated using a Black-Scholes Option Pricing Model.

The Public Warrants met the conditions for equity classification in accordance with ASC 815-40. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.

Valuation of consideration transferred related to mergers and acquisitions — The Company determined that the contingent consideration related to the earnout provisions, the Closing Make-Whole Provision (as defined herein) and the Preferred Stock Equivalents (as defined herein) in connection with the MALKA Acquisition and Engine Acquisition did not meet the criteria for equity treatment. For provisions that do not meet all the criteria for equity treatment, the contingent consideration is required to be recorded at fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the contingent consideration are recognized as a non-cash gain or loss on the statements of operations. As such, the MALKA and Engine earnout provision were recorded as a liability and any change in fair value was recognized in the Company's statements of operations. The fair value of the MALKA and Engine earnout was estimated using a Monte Carlo Simulation Model.

The Company determined that the consideration related to the shares of Series A Preferred Stock transferred as part of the consideration for the Engine Acquisition meets the criteria for equity treatment. The fair value of this consideration was estimated using a Monte Carlo Simulation Model and recorded to equity on the date of issuance.

Property and Equipment — Property and equipment is carried at cost. Depreciation is determined principally under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The estimated useful lives of property and equipment are described below:

Property and Equipment	Useful Life
Leasehold improvements	5 years
Furniture and fixtures	5 years
Computers and equipment	2 years

Leases — Effective January 1, 2022, arrangements containing leases are evaluated as an operating or finance lease at lease inception. No finance leases were identified. For operating leases, the Company recognizes an operating right-of-use asset and operating lease liability at lease commencement based on the present value of lease payments over the lease term.

Since an implicit rate of return is not readily determinable for the Company's leases, an incremental borrowing rate is used in determining the present value of lease payments. The incremental borrowing rate is determined using the rate of interest the Company pays to borrow funds on a collateralized basis, adjusted for differences in the lease term compared to the Company's debt using the differences in daily U.S. treasury par yield curve that correspond to the terms of the Company's lease and debt. These rates are updated on a quarterly basis for measurement of new lease obligations. Some leases include renewal options; however, generally it is not reasonably certain that these options will be exercised at lease commencement. Lease expense is recognized on a straight-line basis over the lease term, including leases with an initial term of 12 months or less which are not recognized on the Company's balance sheet. The Company separates lease and non-lease components for its real estate leases.

Debt Issuance Costs — Costs incurred to obtain debt financing are capitalized and amortized into interest expense over the life of the related debt using a method that approximates the effective interest method. Debt issuance costs are recorded as a contra debt balance in the accompanying consolidated financial statements.

Marketing Costs — Costs related to marketing activities are expensed as incurred.

Recently Adopted Accounting Pronouncements —

The Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*, effective January 1, 2022, and applied the changes prospectively, recognizing a cumulative-effect adjustment to the beginning balance of retained earnings as of the adoption date. As permitted by the new guidance, the Company elected the package of practical expedients, which among other things, allowed historical lease classification to be carried forward. Upon adoption of the ASU No. 2016-02, the Company recognized an aggregate lease liability and right-of-use asset of $3,551, calculated based on the present value of the remaining minimum lease payments for qualifying leases as of January 1, 2022. The cumulative-effect adjustment recognized to the beginning balance of retained earnings was not material. The adoption of the new guidance did not impact the Company's consolidated statements of operations nor cash flows.

The Company adopted ASU No. 2019-12, *Simplifying the Accounting for Income Taxes (Topic 740)*. The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The adoption of ASU No. 2019-12 did not have a material impact on the Company's financial statements or the related notes.

The Company adopted ASU 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which, along with subsequent related ASUs, creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of operations as the amounts expected to be collected

(amounts in thousands, except share and per share amounts or as otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

change. The Company adopted ASU 2016-13 and the related subsequent ASUs effective January 1, 2023, and applied the changes prospectively, recognizing a cumulative-effect adjustment to the beginning balance of retained earnings as of the adoption date. Upon adoption, the Company increased consumer receivables, net by $692, decreased enterprise receivables, net by $187 and reduced accumulated deficit by $505. The adoption of the new guidance did not impact the Company's consolidated statements of operations or cash flows.

Recently Issued Accounting Pronouncements Not Yet Adopted —

The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012. Accordingly, the Company has the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods applicable to private companies. The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitating of the Effects of Reference Rate Reform on Financial Reporting* and subsequently issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions in which the reference London Interbank Offered Rate ("LIBOR") or another reference rate is expected to be discontinued as a result of the Reference Rate Reform. These ASUs are intended to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The new guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022 and the expedients are available through December 31, 2024. Early adoption is permitted. The Company has no significant contracts based on LIBOR as of December 31, 2023. As such, the Company currently does not intend to elect the optional expedients and exceptions.

3. CONSUMER RECEIVABLES

The Company's finance receivables consist of secured personal loans and principal amounts of Instacash advances. Secured loan principal balances are either partially or fully deposited into an escrow account upon origination with any remaining balance being given to the borrower. The funds in the escrow account may be used to pay the secured personal loan in full or can be released to the borrower once the secured personal loan is paid in full. Until such time, the funds in the escrow account may be collected by the Company in the event the borrower becomes contractually past due. Accrued interest receivables represent the interest accrued on the loan receivables based upon the daily principal amount outstanding except for loans that are on nonaccrual status.

The Company's policy is to suspend recognition of interest income on secured personal loans and place the secured personal loan on nonaccrual status when the account is more than 60 days past due on a contractual basis or when, in the Company's estimation, the collectability of the account is uncertain, and the account is less than 90 days contractually past due. The Company has elected to not measure an allowance for losses on accrued interest receivable. Any accrued interest receivable that becomes 90 days past due on a contractual basis is charged-off by reversing net interest income on loan receivables. Net charge-offs of accrued interest income were $1,470 and $2,058 for the twelve months ended December 31, 2023 and 2022.

Fees receivable represent the amounts due to the Company for tips and instant transfer fees related to the Instacash earned wage access product. Subscription receivables represent the amounts billed to customers for subscription services.

The credit quality and future repayment of consumer receivables are dependent upon the customer's ability to perform under the terms of the agreement. Factors such as unemployment rates and housing values, among others, may impact the customer's ability to perform under the loan or Instacash advance terms though no direct correlation between charge-off rates and these factors has been identified in the Company's analysis. When assessing provision for losses on consumer receivables, the Company takes into account the composition and delinquency status of the

(amounts in thousands, except share and per share amounts or as otherwise indicated)

3. CONSUMER RECEIVABLES (cont.)

outstanding consumer receivables and the related forecasted principal loss rates based on recent historical experience. Recent historical loss rates are updated on a quarterly basis. Charge-offs of consumer receivable balances occur after becoming 90 days past contractually due unless specific circumstances are identified on an individual or group of receivables that indicate charge-off is not appropriate. The level of exceptions to charge-offs occurring once 90 days past due is not material. Consumer receivable charge-offs typically occur within one year of origination. The tables below show consumer receivables balances as of December 31, 2023 and December 31, 2022 and the consumer receivables activity, charge-off rates and aging by product for the twelve months ended December 31, 2023 and 2022.

Consumer receivables consisted of the following:

	December 31, 2023	December 31, 2022
Loan receivables	$ 66,815	$ 73,451
Instacash receivables	120,336	77,688
Finance receivables	187,151	151,139
Fees receivable	16,137	14,019
Subscription receivables	3,491	3,419
Deferred loan origination costs	86	331
Accrued interest receivable	1,302	1,068
Consumer receivables, before allowance for credit losses	$ 208,167	$ 169,976

Changes in the allowance for losses on loan receivables were as follows:

	Twelve Months Ended December 31,	
	2023	2022
Beginning balance	$ 5,784	$ 6,494
Provision for credit losses on receivables	9,451	12,504
Loan receivables charged off	(13,765)	(19,647)
Recoveries	4,291	6,429
Ending balance	$ 5,761	$ 5,780

Changes in allowance for losses on Instacash receivables were as follows:

	Twelve Months Ended December 31,	
	2023	2022
Beginning balance	$ 23,240	$ 15,131
Provision for credit losses on receivables	66,878	73,765
Instacash receivables charged off	(84,016)	(97,264)
Recoveries	19,890	26,316
Ending balance	$ 25,992	$ 17,948

Changes in allowance for losses on fees receivable were as follows:

	Twelve Months Ended December 31,	
	2023	2022
Beginning balance	$ 908	$ 420
Provision for credit losses on receivables	12,988	8,253
Fees receivable charged off	(13,898)	(11,221)
Recoveries	2,554	3,251
Ending balance	$ 2,552	$ 703

(amounts in thousands, except share and per share amounts or as otherwise indicated)

3. CONSUMER RECEIVABLES (cont.)

Changes in allowance for losses on subscription receivables were as follows:

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
Beginning balance	$ 1,292	$ 278
Provision for credit losses on receivables	4,101	5,231
Subscription receivables charged off	(5,538)	(5,766)
Recoveries	1,169	667
Ending balance	$ 1,024	$ 410

The following is an assessment of the repayment performance of loan receivables as of December 31, 2023 and December 31, 2022 and presents the contractual delinquency of the loan receivables portfolio:

	December 31, 2023		December 31, 2022	
	Amount	Percent	Amount	Percent
Current	$ 58,980	88.2%	$ 63,578	86.6%
Delinquency:				
31 to 60 days	4,451	6.7%	5,579	7.6%
61 to 90 days	3,384	5.1%	4,294	5.8%
Total delinquency	7,835	11.8%	9,873	13.4%
Loan receivables before allowance for credit losses	$ 66,815	100.0%	$ 73,451	100.0%

Loan receivables that are 61 to 90 days contractually past due are placed on non-accrual status.

The following is an assessment of the repayment performance of Instacash receivables as of December 31, 2023 and December 31, 2022 and presents the contractual delinquency of the Instacash receivables portfolio:

	December 31, 2023		December 31, 2022	
	Amount	Percent	Amount	Percent
Current	$ 104,541	86.9%	$ 70,003	90.1%
Delinquency:				
31 to 60 days	8,829	7.3%	7,685	9.9%
61 to 90 days	6,966	5.8%	—	0.0%
Total delinquency	15,795	13.1%	7,685	9.9%
Instacash receivables before allowance for credit losses	$ 120,336	100.0%	$ 77,688	100.0%

The following is an assessment of the repayment performance of fees receivable as of December 31, 2023 and December 31, 2022 and presents the contractual delinquency of the fees receivable portfolio:

	December 31, 2023		December 31, 2022	
	Amount	Percent	Amount	Percent
Current	$ 13,971	86.6%	$ 10,645	75.9%
Delinquency:				
31 to 60 days	1,197	7.4%	3,374	24.1%
61 to 90 days	969	6.0%	—	0.0%
Total delinquency	2,166	13.4%	3,374	24.1%
Fees receivable before allowance for credit losses	$ 16,137	100.0%	$ 14,019	100.0%

(amounts in thousands, except share and per share amounts or as otherwise indicated)

3. CONSUMER RECEIVABLES (cont.)

The following is an assessment of the repayment performance of subscription receivables as of December 31, 2023 and December 31, 2022 and presents the contractual delinquency of the subscription receivables portfolio:

	December 31, 2023		December 31, 2022	
	Amount	Percent	Amount	Percent
Current	$ 2,786	79.8%	$ 2,487	72.8%
Delinquency:				
31 to 60 days	407	11.7%	534	15.6%
61 to 90 days	298	8.5%	398	11.6%
Total delinquency	705	20.2%	932	27.2%
Subscription receivables before allowance for credit losses	$ 3,491	100.0%	$ 3,419	100.0%

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$ 1,932	$ 1,970
Furniture and fixtures	361	853
Computers and equipment	2,551	2,298
	4,844	5,121
Less: accumulated depreciation	(2,980)	(2,145)
Property and equipment, net	$ 1,864	$ 2,976

Total depreciation expense related to property and equipment was $1,293 and $1,235 for the twelve months ended December 31, 2023 and 2022, respectively.

5. INTANGIBLE ASSETS

Changes in goodwill were as follows:

	Goodwill Before Impairment	Cumulative Goodwill Impairments	Goodwill
Balance at December 31, 2022	$ 163,360	$ (136,760)	$ 26,600
Goodwill impairment loss	—	(26,721)	$ (26,721)
Other	121	—	121
Balance at December 31, 2023	$ 163,481	$ (163,481)	$ —

See Note 2, "Summary of Significant Accounting Policies," for additional information regarding goodwill impairment.

Intangible assets consisted of the following:

	Useful Life	December 31, 2023	December 31, 2022
Proprietary technology and capitalized internal-use software	3 – 7 years	$ 43,105	$ 41,495
Work in process		1,695	1,812
Customer relationships	10 – 15 years	160,500	160,500
Trade names	9 – 15 years	15,960	16,620
Less: accumulated amortization		(44,719)	(26,180)
Intangible assets, net		$ 176,541	$ 194,247

(amounts in thousands, except share and per share amounts or as otherwise indicated)

5. INTANGIBLE ASSETS (cont.)

The Company capitalizes certain internal-use software development costs, consisting primarily of contractor costs and employee salaries and benefits allocated to the software. Capitalization of costs incurred in connection with internally developed software commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable the project will be completed and used to perform the function intended. Costs incurred for enhancements that are expected to result in additional functionalities are capitalized in a similar manner. Capitalization of costs ceases no later than the point at which the project is substantially complete and ready for its intended use, at which point amortization of capitalized costs begins. All other costs are expensed as incurred. Costs capitalized in connection with internally developed software were $5,626 and $6,984 for the twelve months ended December 31, 2023 and 2022, respectively.

For the twelve months ended December 31, 2023 and 2022, total amortization expense was $23,533 and $20,438, respectively.

The following table summarizes estimated future amortization expense of intangible assets placed in service at December 31, 2023 for the years ending:

2024	$	23,856
2025		23,856
2026		23,856
2027		23,284
2028		20,975
Thereafter		59,019
	$	174,846

6. OTHER ASSETS

Other assets consisted of the following:

	December 31, 2023		December 31, 2022	
Receivable from payment processors	$	37,362	$	32,881
Prepaid expenses		5,987		8,804
Operating lease right-of-use assets		6,159		9,123
Other		4,051		3,850
Total other assets	$	53,559	$	54,658

7. DEBT

The Company's debt as of December 31, 2023 and 2022 is presented below:

	December 31, 2023		December 31, 2022	
Monroe Term Loans	$	65,000	$	90,000
Unamortized discounts and debt issuance costs		(666)		(1,383)
Total secured loans, net	$	64,334	$	88,617
ROAR 1 SPV Credit Facility	$	64,500	$	83,000
ROAR 2 SPV Credit Facility		62,500		63,000
Unamortized discounts and debt issuance costs		(1,581)		(2,606)
Total other debt, net	$	125,419	$	143,394

(amounts in thousands, except share and per share amounts or as otherwise indicated)

7. DEBT (cont.)

Second Lien Loan — In April 2020, the Company entered into a Loan and Security Agreement ("Second Lien Loan") with a lender for a second-lien loan facility with an initial principal balance of $5,000. The Second Lien Loan bore interest at the greater of (a) 12%, and (b) a fluctuating rate of interest per annum equal to the Wall Street Journal Prime Rate plus 5.75%, not to exceed 15%. Interest was payable until April 30, 2022, and thereafter, the outstanding principal was payable in twelve equal installments through the facility maturity date of May 1, 2023. The Second Lien Loan was secured by substantially all assets of the Company, including capital stock of all subsidiaries, except for capital stock and assets in certain excluded subsidiaries, as defined, including Invest in America Credit Fund 1 LLC ("IIA") and all of the related SPVs, ROAR 1 SPV Finance LLC and ROAR 2 SPV Finance LLC. Under the terms of the Second Lien Loan the Company was subject to certain covenants, as defined. The Company used the Second Lien Loan proceeds for general corporate purposes. On August 27, 2021, the Company entered into a Second Amendment to the Loan and Security Agreement that refinanced the Second Lien Loan and increased principal borrowings up to an aggregate principal amount of $25,000, and with Monroe Capital Management Advisors, LLC replacing MLi Subdebt Facility 1 LLC as collateral agent and administrative agent for the lenders. The other material terms of the loan remained the same. Upon the consummation of the Business Combination, the Company repaid the original $5,000 principal balance owed to MLi Subdebt Facility 1 LLC, together with accrued interest and fees. In March 2022, this principal was rolled into the Monroe Term Loans (as defined herein).

First Lien Loan — In July 2020, the Company entered into a Loan and Security Agreement ("First Lien Loan") with a bank for a $25.0 million first-lien loan facility consisting of a $20.0 million revolving credit line and $5.0 million term loan. The revolving line bore interest at the greater of (i) Wall Street Journal Prime Rate plus 2.25% and (ii) 6.50%, and had a maturity date of May 1, 2022. The term loan bore interest at the greater of (i) Wall Street Journal Prime Rate plus 3.25% and (ii) 7.50%. Interest only on the term loan was payable until September 1, 2021, and thereafter outstanding principal was payable in thirty-nine equal installments through the facility maturity date of May 1, 2024. The First Lien Loan was secured on a first-priority basis by all assets of the Company, including capital stock of all subsidiaries, except for capital stock and assets in certain excluded subsidiaries, as defined, including IIA and all of the related SPVs, ROAR 1 SPV Finance LLC and ROAR 2 SPV Finance LLC. Under the terms of the First Lien Loan, the Company was subject to certain covenants, as defined. The Company used the First Lien Loan proceeds to repay certain outstanding indebtedness and for general corporate purposes.

Monroe Term Loans — In March 2022, the Company entered into a credit agreement (the "Original Monroe Credit Agreement" and as amended by Amendment No. 1 to Credit Agreement, dated as of March 30, 2023, and Amendment No. 2 to the Credit Agreement, dated as of April 28, 2023 ("Amendment No. 2"), the "Monroe Credit Agreement") with certain financial institutions from time to time party thereto, as lenders (the "Lenders"), and Monroe Capital Management Advisors, LLC, as administrative agent and lead arranger ("Monroe Capital"). The Original Monroe Credit Agreement provided for the following:

- $70,000 aggregate principal amount of term loans (the "Term A-1 Loans"), available to be drawn at the closing date;
- $20,000 aggregate principal amount of term loans (the "Term A-2 Loans"), as described further below;
- $20,000 aggregate principal amount of delayed draw term loans (the "Term B Loans"), which were available to be drawn for a period of 18-months following the closing date, subject to certain conditions set forth in the Monroe Credit Agreement; and
- subject to certain conditions set forth in the Monroe Credit Agreement, the ability to incur incremental commitments of up to $60,000 aggregate principal amount of Term A-1 Loans or Term B Loans (the "Incremental Term Loans"; the Term A-1 Loans, the Term A-2 Loans, the Term B Loans and, if applicable, the Incremental Term Loans, collectively, the "Monroe Term Loans").

In connection with the foregoing, at the closing of the Original Monroe Credit Agreement, the Company borrowed Term A-1 Loans in an aggregate principal amount of $70.0 million. Proceeds of the Term A-1 Loans were used (a) to repay in full the approximately $24.0 million aggregate principal amount outstanding under the First Lien

(amounts in thousands, except share and per share amounts or as otherwise indicated)

7. DEBT (cont.)

Loan, including accrued and unpaid interest and related fees, (b) to pay transaction-related fees and expenses and (c) for general corporate purposes and working capital needs of the Company and its subsidiaries. With respect to the Term A-2 Loans, pursuant to the Monroe Credit Agreement, the lenders thereunder were deemed to have rolled over their $20.0 million aggregate principal amount of term loans outstanding under the Second Lien Loan in the same aggregate principal amount as their respective commitments with respect to the Term A-2 Loans, following which all obligations in respect of the Second Lien Loan were deemed to be satisfied and paid in full.

On April 28, 2023, the Company entered into Amendment No. 2 with the Lenders and Monroe Capital in order to extend the maturity date of the Term A-2 Loans and proactively manage the Company's interest expense through the remainder of 2023. Pursuant to Amendment No. 2, the Company, the Lenders and Monroe Capital agreed that the Company would: (i) pay $5.0 million of the outstanding principal balance of the Term A-2 Loans on May 1, 2023, $10.0 million of the outstanding principal balance of the Term A-2 loans on July 15, 2023 and the remaining outstanding principal balance of the Term A-2 Loans in full on October 15, 2023, and (ii) prepay $5.0 million of the outstanding principal balance of the Term A-1 Loans on October 15, 2023, with the remaining outstanding principal balance of the Term A-1 Loans continuing to be due on the original maturity date of March 24, 2026. In addition, the Term B Loans were no longer available to be drawn as of the effective date of Amendment No. 2. The Company was, prior to the entry into Amendment No. 2, in compliance with all of its covenants under the Credit Agreement. Amendment No. 2 was accounted for as a debt modification. Costs associated with Amendment No. 2 were not material.

The Term A-1 Loans and Term B Loans bear annual interest, payable monthly, at a floating rate measured by reference to, at the Company's option, either (a) a base rate then in effect (equal to the greater of (i) the federal funds rate plus 0.50%, (ii) the prime rate, (iii) 2.00% and (iv) an adjusted one-month Secured Overnight Financing Rate ("SOFR") (subject to a floor of 1.00%) plus 1.00%) plus an applicable margin ranging from 6.00% to 8.25% per annum, depending on whether the "EBITDA Trigger Date" has occurred, the Company's "Enterprise Value" and, once the EBITDA Trigger Date has occurred, its "Total Debt to EBITDA Ratio" (as such terms are defined in the Monroe Credit Agreement) or (b) an adjusted one-month or three-month SOFR (subject to a floor of 1.00%) plus an applicable margin ranging from 7.00% to 9.25% per annum, depending on whether the EBITDA Trigger Date has occurred, the Company's Enterprise Value and, once the EBITDA Trigger Date has occurred, its Total Debt to EBITDA Ratio. The interest rate as of December 31, 2023 on the Term A-1 Loans was 14.64%. The Term A-2 Loans bore annual interest, payable monthly, at the greater of (i) 12% and (ii) a floating rate measured by reference to the prime rate plus 5.75% per annum, subject to a cap of 15%. Pursuant to Amendment No. 2, the Term A-2 Loans, which originally matured on May 1, 2023, was repaid in full during the year ended December 31, 2023.

The Term A-1 Loans and the Term B Loans mature on March 24, 2026. The Monroe Term Loans may be prepaid at the Company's option at any time, in minimum principal amounts, and are subject to mandatory prepayment in an amount equal to 100% of the net cash proceeds upon the occurrence of certain asset dispositions and equity and debt offerings, 100% of certain extraordinary cash receipts and 0-50% of certain excess cash flow, in each case as specified in the Monroe Credit Agreement and subject to certain reinvestment rights as set forth in the Monroe Credit Agreement. Upon the occurrence of certain triggering events, including any prepayment of any Monroe Term Loans for any reason (subject to limited exceptions), the Company is required to pay a premium ranging from 0.00% to 3.00% of the principal amount of such prepayment depending on the Monroe Term Loans repaid and the date of the prepayment, plus, in the case of any Monroe Term Loans other than Term A-2 Loans and in the event the prepayment occurs within 12 months after the closing date, all interest that would have otherwise been payable on the amount of the principal prepayment from the date of prepayment to and including the date that is 12 months after the closing date.

The Monroe Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including financial covenants with respect to minimum adjusted revenue, EBITDA, liquidity and unrestricted cash (all as defined in the Monroe Credit Agreement). The negative covenants, among other things, limit or restrict the ability of the "Loan Parties" (as defined in the Monroe Credit Agreement) and their subsidiaries to: incur additional indebtedness; incur additional liens; make dividends, distributions and other restricted payments;

(amounts in thousands, except share and per share amounts or as otherwise indicated)

7. DEBT (cont.)

merge, consolidate, sell, transfer, dispose of, convey or lease assets or equity interests; purchase or otherwise acquire assets or equity interests; modify organizational documents; enter into certain transactions with affiliates; enter into restrictive agreements; engage in other business activities; and make investments.

The obligations under the Monroe Credit Agreement are guaranteed by MoneyLion Inc., as parent, and each of its direct and indirect existing and future wholly-owned subsidiary, other than SPVs, certain foreign subsidiaries, certain regulated subsidiaries and certain other excluded subsidiaries (the “Guarantors”). The Monroe Credit Agreement is entered into by MoneyLion Technologies Inc. The Monroe Credit Agreement is secured with a perfected, first-priority security interest in substantially all tangible and intangible assets of MoneyLion Technologies Inc. and each Guarantor, subject to certain customary exceptions.

The settlement of the First Lien Loan was accounted for as a debt extinguishment and the Second Lien Loan was accounted for as a debt modification resulting in total expense recognized of $730 comprised of settlement fees and the write off of unamortized deferred financing costs.

Other Debt — In September 2021, ROAR 1 SPV Finance LLC, an indirect wholly owned subsidiary of the Company (the “ROAR 1 SPV Borrower”), entered into a $100,000 credit agreement, which was subsequently increased to $135,000 (the “ROAR 1 SPV Credit Facility”), with a lender for the funding of finance receivables, which secure the ROAR 1 SPV Credit Facility. The ROAR 1 SPV Credit Facility allows for increases in maximum borrowings under the agreement of up to $200,000, bears interest at a rate of 12.5% and matures in March 2025, unless it is extended to March 2026. Under the terms of the ROAR 1 SPV Credit Facility, the ROAR 1 SPV Borrower is subject to certain covenants including minimum asset requirements to be held by ROAR 1 SPV Borrower.

In December 2021, ROAR 2 SPV Finance LLC, an indirect wholly owned subsidiary of the Company (the “ROAR 2 SPV Borrower”), entered into a $125,000 credit agreement, which was subsequently reduced to $75,000 (the “ROAR 2 SPV Credit Facility”), with a lender for the funding of finance receivables, which secure the ROAR 2 SPV Credit Facility. The ROAR 2 SPV Credit Facility allows for increases in maximum borrowings under the agreement of up to $300,000, bears interest at a rate of 12.5% and matures in December 2025, unless it is extended to December 2026. Under the terms of the ROAR 2 SPV Credit Facility, the ROAR 2 SPV Borrower is subject to certain covenants including minimum asset requirements to be held by ROAR 2 SPV Borrower.

Debt Maturities — Of the principal related to the Company’s debt agreements, $127,000 and $65,000 is due for repayment during the years ended December 31, 2025 and 2026, respectively.

8. LEASES

The Company is party to operating leases for all of our offices. Many leases contain options to renew and extend lease terms and options to terminate leases early. Reflected in the right-of-use asset and lease liability on the consolidated balance sheets are the periods provided by renewal and extension options that we are reasonably certain to exercise, as well as the periods provided by termination options that we are reasonably certain not to exercise. All long-term leases identified by the Company are classified as operating leases. Lease expenses related to long-term leases were $3,542 and $2,936 for the twelve months ended December 31, 2023 and 2022, respectively. Short-term lease expense, variable lease expense and sublease income were not material for the twelve months ended December 31, 2023 and 2022.

On July 28, 2023, the Company entered into a sublease for 12,765 square feet of the Company’s rental space in New York, New York, which does not include the Company’s headquarters. As a result, $377 of impairment charges were recognized during the third quarter of fiscal year 2023 relating to the impairment of the right of use asset and property and equipment related to the site. Net rental income of $277 was recorded in other income for the twelve months ended December 31, 2023 and was not material for the twelve months ended December 31, 2022.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

8. LEASES (cont.)

Maturities of the Company's long-term operating lease liabilities, which are included in other liabilities on the consolidated balance sheet, were as follows:

	December 31, 2023
2024	$ 3,101
2025	2,418
2026	1,127
2027	904
2028	768
Thereafter	—
Total lease payments	8,318
Less: imputed interest	1,329
Lease liabilities	$ 6,989
Weighted-average remaining lease term (years)	3.3
Weighted-average discount rate	11.4%

9. INCOME TAXES

For the years ended December 31, 2023 and 2022, income tax benefit computed at the federal statutory income tax rate of 21% differed from the recorded amount of income tax benefit due primarily to state income taxes and permanent differences.

A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Years Ended December 31,			
	2023		2022	
Federal statutory rate	$ (9,800)	21.00%	$ (46,515)	21.00%
Effect of:				
State taxes, net of federal tax benefit	(1,799)	3.85%	(3,962)	1.79%
Deferred rate change	552	(1.18)%	(847)	0.38%
Change in fair value of warrant liability	99	(0.21)%	(1,664)	0.75%
Return to provision	(2,313)	4.95%	396	(0.18)%
Goodwill impairment	25	(0.05)%	28,720	(12.97)%
Other permanent differences	708	(1.52)%	(4,972)	2.24%
Other	41	(0.08)%	1,411	(0.63)%
Release of valuation allowance	—	—%	(26,020)	11.75%
Change in valuation allowance	11,411	(24.45)%	27,819	(12.56)%
Total	$ (1,076)	2.31%	$ (25,634)	11.57%

The income tax benefit is as follows:

(amounts in thousands, except share and per share amounts or as otherwise indicated)

9. INCOME TAXES (cont.)

	Years Ended December 31, 2023	Years Ended December 31, 2022
Current:		
Federal	$ —	$ —
State and local	672	185
Non-U.S.	343	201
	1,015	386
Deferred taxes:		
Federal	(2,091)	(20,930)
State and local	—	(5,090)
Non-U.S.	—	—
	(2,091)	(26,020)
Income tax benefit	$ (1,076)	$ (25,634)

The tax effects of the primary temporary differences included in net deferred tax assets and liabilities are shown in the following table:

	December 31, 2023	December 31, 2022
Net operating loss carryforwards	$ 104,072	$ 112,952
Allowance for losses on finance receivables	9,085	6,576
Research and development credit	1,246	1,246
Stock compensation	2,489	1,235
Interest expense deduction limitation	2,917	—
Operating lease liability	1,795	—
Legal reserve	70	454
Contingent liability	1,276	—
Other	375	718
Total deferred tax assets, gross	123,325	123,181
Less: valuation allowance	(96,363)	(84,952)
Total deferred tax assets, net	26,962	38,229
Depreciation and amortization	(26,145)	(41,169)
Operating lease right-of-use assets	(1,580)	—
Other	(199)	(114)
Total deferred tax liabilities	(27,924)	(41,283)
Total deferred tax liabilities, net	$ (962)	$ (3,054)

As of December 31, 2023 and 2022, the Company maintained a valuation allowance of $96,363 and $84,952, respectively. The valuation allowance was recorded due to the fact that the Company has a cumulative loss incurred over the three-year period ended December 31, 2023. The company continues to provide a valuation allowance against its tax attributes because is unable to forecast when such deferred tax assets will be utilized.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $11,411 and decreased by $1,799 during the twelve months ended December 31, 2023 and 2022, respectively.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

9. INCOME TAXES (cont.)

Total U.S. federal and state operating loss carryforwards as of December 31, 2023 and 2022 were approximately $714,300 and $786,600, respectively. U.S. federal net operating loss carryforwards begin to expire in 2037, and state operating loss carryforwards begin to expire in 2025. U.S. Federal net operating losses of approximately $390,109 carry forward indefinitely.

Due to the net operating loss carryovers, the statute of limitations remains open for federal and state returns.

As of December 31, 2023, the Company's federal research and development credit carryforwards for income tax purposes were approximately $1,200. If not used, the current carryforwards will expire beginning in 2034.

The Company has completed a review to determine whether the future utilization of net operating loss and credit carryforwards will be restricted due to ownership changes that have occurred. Due to the Engine Acquisition, the Company experienced an ownership change on February 17, 2022. Thus, the Company's net operating loss carryforwards are subject to an annual limitation of approximately $8,200 per year. The Company had a net unrealized built-in gain corporation on the ownership change date and had a net unrealized built-in gain of approximately $330,700 at the change date. As a result, under the section 338 Approach of Notice 2003-65, the Company's annual limitation is expected to be increased in the first five years post-change by approximately $121,400. Based on the February 17, 2022 limitation, all of the total net operating loss carryforwards are expected to become utilizable by the tax year ending December 31, 2043.

The Company also acquired federal net operating losses in the Engine Acquisition. It was determined that the Engine net operating losses acquired are also subject to a Section 382 annual limitation of approximately $3,800 due to Engine's ownership changes in both 2018 and 2022. Engine is a net unrealized built-in gains ("NUBIG") corporation and had a NUBIG of approximately $265,200 at the change date. As a result, the Engine annual limitation is expected to be increased in the first five years post-change by an aggregate of approximately $87,800. As of the 2022 ownership change, approximately $3,100 of the net operating losses that were restricted by the 2018 ownership change had freed up and become available for use, and approximately $6,000 remained restricted. A further approximately $55,000 in net operating losses had been generated between the date immediately following the 2018 ownership change and the 2022 ownership change. Of the approximately $58,100 in net operating losses that were now solely limited by the section 382 limitation resulting from the 2022 ownership change, all of the total net operating loss carryforwards are expected to become utilizable by the tax year ending December 31, 2025. The remaining approximately $6,000 in net operating loss carryforwards still subject to the section 382 limitation resulting from the 2018 ownership change are expected to free up and become available for use by the tax year ended December 31, 2049. None of the pre-change net operating losses subject to the July 31, 2018 and February 17, 2022 limitation are expected to expire unutilized as a result of both ownership changes.

10. COMMON AND PREFERRED STOCK

Class A Common Stock — Each holder of the shares of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, as provide by the Company's Certificate of Incorporation (as amended from time to time). The holders of the shares of Class A Common Stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by the holders of Class A Common Stock must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast present in person or represented by proxy, unless otherwise specified by law, the Company's Certificate of Incorporation or the Company's Amended and Restated Bylaws (as amended from time to time).

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by MoneyLion's Board of Directors out of funds legally available therefor.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of MoneyLion's affairs, the holders of the shares of Class A Common Stock are entitled to share ratably in all assets remaining after payment of MoneyLion's debts and other liabilities, subject to prior distribution rights of preferred stock or any class or series of stock having a preference over the shares of Class A Common Stock, then outstanding, if any.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

10. COMMON AND PREFERRED STOCK (cont.)

The holders of shares of Class A Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of Class A Common Stock. The rights, preferences and privileges of holders of shares of Class A Common Stock will be subject to those of the holders of any shares of the preferred stock MoneyLion may issue in the future.

Series A Preferred Stock — Prior to the Automatic Conversion Event (as described below), the Company had shares of Series A Preferred Stock outstanding. Holders of the shares of Series A Preferred Stock (other than certain regulated holders subject to the Bank Holding Company Act of 1956, as amended) were entitled to vote as a single class with the holders of the Class A Common Stock and the holders of any other class or series of capital stock of MoneyLion then entitled to vote.

Holders of the Series A Preferred Stock were entitled to a 30 cent cumulative annual dividend per share, payable at the Company's election in either cash or Class A Common Stock (or a combination thereof), with any dividends on the Class A Common Stock valued based on the per share volume-weighted average price of the shares of Class A Common Stock on the NYSE for the 20 trading days ending on the trading day immediately prior to the dividend payment date.

Holders of the Series A Preferred Stock were entitled to a liquidation preference in the event of the Company's liquidation equal to the greater of $10.00 per share or the amount per share that such holder would have received had the Series A Preferred Stock been converted into Class A Common Stock immediately prior to the liquidation.

Shares of Series A Preferred Stock were convertible into shares of Class A Common Stock on a one-for-thirty basis, subject to customary anti-dilution adjustments. The Series A Preferred Stock was convertible (i) at any time upon the holder's election and (ii) automatically in the event that the per share volume-weighted average price of the shares of Class A Common Stock on the NYSE equaled or exceeded $10.00 on any 20 trading days (consecutive or nonconsecutive) within any consecutive 30 trading day period ending no later than the last day of the lockup period applicable to such shares of Series A Preferred Stock.

As of the close of trading on the NYSE on May 26, 2023, the per share volume-weighted average price of the shares of Class A Common Stock on the NYSE equaled or exceeded $10.00 for the twentieth trading day within a consecutive thirty trading day period ending no earlier than the last day of the lockup period applicable to such shares of Series A Preferred Stock (the "Automatic Conversion Event"). Accordingly, as a result of the Automatic Conversion Event, following the close of trading on the NYSE on May 26, 2023, all 30,049,053 shares of Series A Preferred Stock issued and outstanding automatically converted into 1,012,293 shares of newly issued Class A Common Stock based on the conversion rate provided in the Certificate of Designations of the Series A Preferred Stock (the "Certificate of Designations"). In lieu of any fractional shares otherwise issuable to any holder of the Series A Preferred Stock, the Company issued cash in accordance with the terms of the Certificate of Designations.

On June 30, 2023, the Company paid the accrued annual dividend on the previously outstanding shares of Series A Preferred Stock for the dividend payment period ending December 31, 2022 to all holders of record as of the applicable dividend record date (the "2022 Annual Dividend"). The 2022 Annual Dividend was paid in a mixture of Class A Common Stock and cash through the issuance of 229,605 shares of Class A Common Stock and payment of approximately $3.0 million of cash.

11. STOCK-BASED COMPENSATION

Incentive Plan

At the Company's 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting"), Company stockholders approved the Company's Amended and Restated Omnibus Incentive Plan (as may be amended or restated from time to time, the "Incentive Plan"), as further described in the Company's Definitive Proxy Statement for the 2022 Annual Meeting, filed with the SEC on April 29, 2022.

The Incentive Plan permits the Company to deliver up to 3,115,327 shares of Class A Common Stock pursuant to awards issued under the Incentive Plan. The number of shares of Class A Common Stock reserved for issuance under the Incentive Plan will automatically increase on January 1 of each fiscal year until and including January 1,

MONEYLION INC.
MONEYLION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share amounts or as otherwise indicated)

11. STOCK-BASED COMPENSATION (cont.)

2031 by an amount equal to the lesser of (i) 5% of the total number of shares of all classes of the Company's voting stock outstanding on December 31st of the immediately preceding fiscal year and (ii) such smaller number of shares of Class A Common Stock as determined by the Compensation Committee of the Board of Directors.

Stock-based compensation of $22,896 and $19,603 was recognized during the twelve months ended December 31, 2023 and 2022, respectively.

Summary of Stock Option Activity

No stock options were granted during the twelve months ended December 31, 2023. The weighted average grant date fair value of options granted during the twelve months ended December 31, 2022 was $2.10. The grant date fair values for the year ended December 31, 2022 were calculated using a Monte Carlo simulation model which utilized estimates of future stock price volatility, expected term, expected forfeitures and risk-free interest rate. Assumptions used for the options granted during the twelve months ended December 31, 2022 are as follows:

	Twelve Months Ended December 31, 2022
Expected Volatility	81%
Expected Dividend	—
Expected Term in Years	5.00
Expected Forfeitures	0%
Risk Free Interest Rate	0.99%

The following table represents option activity since December 31, 2021:

	Number of Options[1]	Weighted Average Exercise Price Per Option[1]	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2021	1,248,618	$ 24.00	7.6 Years	$ 121,108
Options granted	196,728	28.30		
Options exercised	(232,042)	13.80		$ 5,782
Options forfeited	(100,962)	33.00		
Options expired	(15,844)	47.70		
Options outstanding at December 31, 2022	1,096,498	$ 25.66	6.6 Years	$ 5,234
Options exercised	(151,278)	35.93		$ 1,878
Options forfeited	(84,054)	39.35		
Options expired	(16,132)	25.94		
Options outstanding at December 31, 2023	845,034	$ 26.83	5.6 Years	$ 32,628
Exercisable at December 31, 2023	751,981	23.52	5.6 Years	$ 31,108
Unvested at December 31, 2023	93,053	$ 53.58		

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

132,122 options vested during the twelve months ended December 31, 2023 with an aggregate intrinsic value of $324. Total compensation cost related to unvested options not yet recognized as of December 31, 2023 was $2,119 and will be recognized over a weighted average of 1.1 years.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

11. STOCK-BASED COMPENSATION (cont.)

Summary RSU and PSU Activity

RSUs entitle the holder to receive one share of Class A Common Stock for each unit when the units vest, and typically RSUs vest over periods ranging from one to four years. PSUs entitle the holder to receive a specific number of Class A Common Stock, some of which are dependent on the market performance of Class A Common Stock ("Market PSUs") while others are based on Key Performance Indicators ("KPIs"). KPIs include, but are not limited to, adjusted revenue, Adjusted EBITDA and Total Customers as further described in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The KPI PSU performance conditions are assessed each reporting period and expense related to these PSUs is adjusted by a factor consistent with the expected performance as of the reporting date.

The grant date fair values for the Market PSUs issued during the twelve months ended December 31, 2023 and 2022 were calculated using a Monte Carlo simulation model which utilized estimates of future stock price volatility, expected term and risk-free interest rate. Assumptions used for the Market PSUs granted during the twelve months ended December 31, 2023 are as follows:

	Twelve Months Ended December 31,	
	2023	2022
Expected Volatility	83%	53% – 80%
Expected Dividend	—	—
Expected Term in Years	3.00	3.30 – 4.00
Risk Free Interest Rate	4.72%	2.10% – 4.50%

The following table represents RSU and PSU activity since December 31, 2021:

	Market PSUs		KPI PSUs		RSUs	
	Units(1)	Weighted Average Grant Date Fair Value Per Unit(1)	Units(1)	Weighted Average Grant Date Fair Value Per Unit(1)	Units(1)	Weighted Average Grant Date Fair Value Per Unit(1)
Units outstanding at December 31, 2021	—	$ —	—	$ —	20,908	$ 179.00
Units granted	334,001	26.10	89,064	59.00	714,704	53.00
Units forfeited	—	—	—	—	(70,788)	57.00
Units vested	—	—	(1,493)	33.00	(80,905)	83.00
Units outstanding at December 31, 2022	334,001	$ 26.10	87,571	$ 59.00	583,919	$ 52.51
Units granted	300,000	9.73	173,599	17.03	713,113	20.90
Units forfeited	(308,614)	22.62	(25,336)	70.56	(130,939)	39.77
Units vested	(26,493)	15.99	(41,942)	48.79	(343,359)	42.57
Units outstanding at December 31, 2023	298,894	$ 14.16	193,892	$ 22.12	822,734	$ 31.58

(1) Prior period results have been adjusted to reflect the Reverse Stock Split at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

Total compensation cost related to unvested RSUs and PSUs not yet recognized as of December 31, 2023 was $25,689 and will be recognized over a weighted average of 1.7 years.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

12. STOCK WARRANTS

Public Warrants and Private Placement Warrants

As a result of the Business Combination, MoneyLion acquired from Fusion Acquisition Corp., as of September 22, 2021, public warrants outstanding to purchase an aggregate of 583,333 shares of the Class A Common Stock (the "Public Warrants") and private placement warrants outstanding to purchase an aggregate of 270,000 shares of the Class A Common Stock (the "Private Placement Warrants") (in each case, as adjusted for the Reverse Stock Split) that expire on September 22, 2026. Each whole warrant entitles the registered holder to purchase one whole share of Class A Common Stock at a price of $345 per share, at any time commencing on 12 months from closing of Fusion Acquisition Corp.'s initial public offering.

Redemption of Warrants for Cash

The Company may call the warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon not less than 30 days' prior written notice of redemption to each warrant holder; and
- if, and only if, the closing price of the Class A Common Stock equals or exceeds $540.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A Common Stock and equity-linked securities for capital raising purposes in connection with the closing of the Business Combination for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders).

If and when the warrants become redeemable, the Company may exercise the redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. Except as described above, if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering the warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing the product of the number of shares of Money Lion Class A Common Stock underlying the warrants multiplied by the excess of the "historical fair market value" (defined below) less the exercise price of the warrants, by the historical fair market value. For these purposes, the "historical fair market value" shall mean the average last reported sale price of the Class A Common Stock. Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

The Public Warrants meet the conditions for equity classification in accordance with ASC 815-40. The Private Placement Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the consolidated balance sheets. As of December 31, 2023 and 2022, the aggregate value of the Private Placement Warrants was $810 and $337, respectively. The Private Placement Warrant liability was measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liability in the consolidated statement of operations.

As of December 31, 2022, the Private Placement Warrants were valued using a Black-Scholes Option Pricing Model, which is calculated using Level 3 inputs as of December 31, 2022. The primary unobservable input utilized in determining the fair value of the Private Placement Warrants was the expected volatility of the Class A Common

(amounts in thousands, except share and per share amounts or as otherwise indicated)

12. STOCK WARRANTS (cont.)

Stock. As of December 31, 2023, the Private Placement Warrants were valued based on the per warrant price of the Public Warrants, subject to adjustments to account for differences in contractual terms between the Private Placement Warrants and the Public Warrants. The per warrant price of the Public Warrants as of December 31, 2023 was $0.10.

The following table presents the quantitative information regarding Level 3 fair value measurement of warrants:

	December 31, 2022
Strike price[(1)]	$ 345.00
Expected Volatility	79%
Expected Dividend – Class A Common Stock	—
Expected Term in Years	3.73
Risk Free Interest Rate	4.14%
Warrant Value Per Share[(1)]	$ 18.60

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

The following table presents the changes in the fair value of the Private Placement Warrants:

	Private Placement Warrants
Warrants payable balance, December 31, 2022	$ 337
Mark-to-market adjustment	473
Warrants payable balance, December 31, 2023	$ 810

13. NET LOSS PER SHARE

The following table sets forth the computation of net loss per common share for the twelve months ended December 31, 2023 and 2022:

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
Numerator:		
Net loss	$ (45,245)	$ (189,066)
Reversal of previously accrued/(accrued) dividends on preferred stock	690	(6,880)
Net loss attributable to common shareholders	$ (44,555)	$ (195,946)
Denominator:		
Weighted-average common shares outstanding – basic and diluted[(1)]	9,614,309	8,056,529
Net loss per share attributable to common stockholders – basic and diluted[(1)]	$ (4.63)	$ (24.32)

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

The Company's potentially dilutive securities, which include stock options, RSUs, preferred stock and warrants to purchase shares of common stock, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

13. NET LOSS PER SHARE (cont.)

The Company excluded the following potentially issuable shares of Class A Common Stock from the computation of diluted net loss per share because including them would have an anti-dilutive effect for the twelve months ended December 31, 2023 and 2022:

	December 31,	
	2023	2022
Conversion of convertible preferred stock(1)	—	855,186
Warrants to purchase common stock(1)	853,330	853,330
PSUs, RSUs and options to purchase common stock(1)	2,160,554	2,115,517
Right to receive Earnout Shares(1)	583,333	583,333
Total common stock equivalents	3,597,217	4,407,366

(1) Prior period results have been adjusted to reflect the Reverse Stock Split of the Class A Common Stock at a ratio of 1-for-30 that became effective April 24, 2023. See Note 1, "Description of Business and Basis of Presentation," for details.

In connection with the Business Combination, rights to receive Class A Common Stock (the "Earnout Shares") were issued, with the right to receive Class A Common Stock contingent upon the Class A Common Stock reaching certain price milestones. 250,000 and 333,333 shares of Class A Common Stock will be issued if the Class A Common Stock share price equals or is greater than $375 and $495, respectively, for twenty out of any thirty consecutive trading days. The right to receive the Earnout Shares will expire on September 22, 2026.

14. COMMITMENTS AND CONTINGENCIES

Purchase Commitments — The Company's unconditional purchase obligations include purchase commitments with suppliers and other obligations entered in to during the normal course of business regarding the purchase of goods and services. As of December 31, 2023, the Company's estimated minimum obligations associated with unconditional purchase obligations, which are not recognized in the Company's consolidated balance sheet, were $2,317 in 2024, $8,500 in 2025, $8,500 in 2026 and $8,500 in 2027. For the year ended December 31, 2023 and 2022, purchases related to these obligations were $8,944 and $5,306, respectively.

Legal Matters — From time to time, the Company is subject to various claims and legal proceedings in the ordinary course of business, including lawsuits, arbitrations, class actions and other litigation. The Company is also the subject of various actions, inquiries, investigations and proceedings by regulatory and other governmental agencies. The outcome of any such legal and regulatory matters, including those discussed in this Note 14, is inherently uncertain, and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, which could materially and adversely impact the Company's business, financial condition, operating results and cash flows. See Part I, Item 1A "Risk Factors — Risks Relating to Legal and Accounting Matters — Unfavorable outcomes in legal proceedings may harm our business, financial condition, results of operations and cash flows."

The Company has determined, based on its current knowledge, that the aggregate amount or range of losses that are estimable with respect to its legal proceedings, including the matters described below, would not have a material adverse effect on its business, financial position, results of operations or cash flows. As of December 31, 2023, amounts accrued were not material. Notwithstanding the foregoing, the ultimate outcome of legal proceedings involves judgments, estimates and inherent uncertainties, and cannot be predicted with certainty. It is possible that an adverse outcome of any matter could be material to the Company's business, financial position, results of operations or cash flows as a whole for any particular reporting period of occurrence. In addition, it is possible that a matter may prompt litigation or additional investigations or proceedings by other government agencies or private litigants.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

14. COMMITMENTS AND CONTINGENCIES (cont.)

The Company holds a number of state licenses in connection with its business activities, and must also comply with other applicable compliance and regulatory requirements in the states where it operates. In most states where the Company operates, one or more regulatory agencies have authority with respect to regulation and enforcement of the Company's business activities under applicable state laws, and the Company may also be subject to the supervisory and examination authority of such state regulatory agencies. Examinations by state regulators have and may continue to result in findings or recommendations that require the Company, among other potential consequences, to provide refunds to customers or to modify its internal controls and/or business practices.

In the ordinary course of its business, the Company is and has been from time to time subject to, and may in the future be subject to, governmental and regulatory examinations, information requests, investigations and proceedings (both formal and informal) in connection with various aspects of its activities by state agencies, certain of which could result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. The Company has responded to and cooperated with the relevant state agencies and will continue to do so in the future, as appropriate.

On September 29, 2022, the Consumer Financial Protection Bureau (the "CFPB") initiated a civil action in the United States District Court for the Southern District of New York ("SDNY") against MoneyLion Technologies Inc., ML Plus LLC and the Company's 38 state lending subsidiaries, alleging violations of the Military Lending Act and the Consumer Financial Protection Act. The CFPB is seeking injunctive relief, redress for allegedly affected consumers and civil monetary penalties. On January 10, 2023, the Company moved to dismiss the lawsuit, asserting various constitutional and merits-based arguments. On June 13, 2023, the CFPB filed its first amended complaint, alleging substantially similar claims as those asserted in its initial complaint. On July 11, 2023, the Company moved to dismiss the lawsuit, again asserting various constitutional and merit-based arguments. On October 9, 2023, the Company moved for a stay of the action pending a decision from the United States Supreme Court in CFPB v. Community Financial Services Association of America, Ltd., No. 22-448 (U.S. argued Oct. 3, 2023) ("CFSA"). On December 1, 2023, the Court issued an order granting the Company's motion and staying the action pending the United State Supreme Court's decision in CFSA. The Company continues to maintain that the CFPB's claims are meritless and is vigorously defending against the lawsuit. Nevertheless, at this time, the Company cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations in the lawsuit may have on its business, financial condition, results of operations or cash flows.

On July 21, 2023, Jeffrey Frommer, Lyusen Krubich, Daniel Fried and Pat Capra, the former equity owners of MALKA (collectively, the "Seller Members"), brought a civil action in the SDNY against MoneyLion Technologies Inc. alleging, among other things, breaches of the Membership Interest Purchase Agreement governing the MALKA Acquisition (the "MIPA"). Among other claims, the Seller Members allege that they are entitled to payment of $25.0 million of Class A Common Stock pursuant to the earnout provisions set forth in the MIPA, based on the Seller Members' assertion that MALKA achieved certain financial targets for the year ended December 31, 2022 (such payment, the "2022 Earnout Payment"). The Company believes that the Seller Members are not entitled to any portion of the 2022 Earnout Payment under the terms of the MIPA and that the Seller Members' claims in their lawsuit are meritless. The Company continues to vigorously defend against the lawsuit and has filed counterclaims against the Seller Members, alleging, among other things, negligent misrepresentation, conversion, breach of fiduciary duties and breach of contract and seeking compensatory damages and other remedies as a result of wrongdoing by the Seller Members. On October 17, 2023, the SDNY denied, in full, the Seller Members' motion for a preliminary injunction to remove the restrictive legends on certain shares of Class A Common Stock previously issued to the Seller Members. At this time, the Company cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations in the lawsuit may have on its business, financial condition, results of operations or cash flows.

On July 27, 2023, MassMutual Ventures US II LLC, Canaan X L.P., Canaan XI L.P., F-Prime Capital Partners Tech Fund LP and GreatPoint Ventures Innovation Fund II, L.P., each of which are former equityholders of Even Financial Inc. and former holders of the Company's Series A Preferred Stock (collectively, the "Former Preferred Stockholders"), brought a civil action in the SDNY against MoneyLion Inc., its Board of Directors and certain officers

(amounts in thousands, except share and per share amounts or as otherwise indicated)

14. COMMITMENTS AND CONTINGENCIES (cont.)

seeking declaratory relief and related damages. The Former Preferred Stockholders allege that the 1-for-30 Reverse Stock Split of the Class A Common Stock effected on April 24, 2023 was undertaken in a manner designed to trigger the Automatic Conversion Event pursuant to which all outstanding shares of Series A Preferred Stock automatically converted into certain shares of Class A Common Stock following the close of trading on the NYSE on May 26, 2023. The Former Preferred Stockholders further allege that the Definitive Proxy Statement the Company filed with the SEC on March 31, 2023 relating to the Special Meeting of Stockholders to approve the Reverse Stock Split proposal contained false and/or misleading statements and material omissions, and that the Company improperly failed to obtain the separate vote of the holders of the Series A Preferred Stock to approve the Reverse Stock Split. In connection therewith, the Former Preferred Stockholders assert claims against all defendants under Section 14(a) of the Securities Exchange Act of 1934 and for breach of the Certificate of Designations governing the Series A Preferred Stock, and a claim against the individual defendants for breach of fiduciary duty. The Company believes that the Former Preferred Stockholders' claims are meritless, and on November 6, 2023, the Company filed a motion to dismiss the lawsuit in its entirety. The Company intends to vigorously defend against the lawsuit. Nevertheless, at this time, the Company cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations in the lawsuit may have on its business, financial condition, results of operations or cash flows.

15. MERGERS AND ACQUISITIONS

Engine — On February 17, 2022, the Company completed the acquisition of all voting interest in Even Financial Inc., which was subsequently renamed to Engine, pursuant to the Amended and Restated Agreement and Plan of Merger, by and among the Company, Epsilon Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company, Even Financial Inc. and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as representative of the equityholders of Even Financial Inc. Engine powers the leading embedded finance marketplace solutions MoneyLion offers to its Enterprise Partners through which consumers are connected and matched with real-time, personalized financial product and service recommendations. For the over 1,100 Enterprise Partners in MoneyLion's network who integrate MoneyLion's software platform onto their properties, MoneyLion enables robust distribution capabilities and a more simple and efficient system of customer acquisition and also provides value-added data analytics and reporting services to enable them to better understand the performance of their marketplace programs and optimize their business over time. The Engine Acquisition expanded MoneyLion's addressable market, extended the reach of its own products and services and diversified its revenue mix.

At the closing of the Engine Acquisition, the Company (i) issued to the equityholders of Even Financial Inc. an aggregate of 28,164,811 shares of Series A Preferred Stock, along with an additional 529,120 shares of Series A Preferred Stock to advisors of Even Financial Inc. for transaction expenses, valued at $193,721, (ii) paid to certain Even Financial Inc. management equityholders approximately $14,514 in cash and (iii) exchanged 8,883,228 options to acquire Even Financial Inc. common stock for 196,728 options to acquire Class A Common Stock, of which the vested portion at the acquisition date was valued at $8,960. In addition, certain recipients of options to acquire shares of the Company's Class A common stock were entitled to receive dividend equivalents in lieu of receiving Series A Preferred Stock, subject to certain conditions (the "Preferred Stock Equivalents"). The total purchase price was approximately $271,096, subject to customary purchase price adjustments for working capital and inclusive of amounts used to repay approximately $5,703 of existing indebtedness of Even Financial Inc. and pay $2,868 of seller transaction costs.

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of February 17, 2022, governing the Engine Acquisition, the equityholders and advisors of Even Financial Inc. were entitled to receive an additional payment from the Company of up to an aggregate of 8,000,000 shares of Series A Preferred Stock, based on the attributed revenue of Engine's business during the 13-month period commencing January 1, 2022 (the "Earnout"). On May 22, 2023, in connection with Engine's partial achievement of the Earnout, the Company issued 4,354,092 shares of Series A Preferred Stock and, in lieu of fractional shares and with respect to recipients otherwise ineligible to receive shares, approximately $459 in cash to the former equityholders and advisors of Even Financial Inc., as described further below.

(amounts in thousands, except share and per share amounts or as otherwise indicated)

15. MERGERS AND ACQUISITIONS (cont.)

The fair value of Even Financial Inc.'s acquired assets and liabilities assumed were as follows:

	February 17, 2022
Assets	
Cash and cash equivalents	$ 4,501
Enterprise receivables	9,863
Property and equipment	441
Intangible assets	182,640
Goodwill	111,474
Other assets	3,354
Total assets	312,273
Liabilities	
Accounts payable and accrued liabilities	9,258
Deferred tax liability	29,073
Other liabilities	2,846
Total liabilities	41,177
Net assets and liabilities acquired	$ 271,096

The goodwill related to the Engine Acquisition was not tax deductible and was comprised of expected synergies from combining operations and the value of intangible assets that do not qualify for separate recognition.

The following table presents the changes in the liability related to the Earnout and Preferred Stock Equivalents:

	Earnout	Preferred Stock Equivalents
Balance as of December 31, 2022	$ 6,946	$ 1,997
Change in fair value of contingent consideration	(5,047)	(1,386)
Settlement of contingent consideration	(1,899)	(611)
Balance as of December 31, 2023	$ —	$ —

The Earnout and Preferred Stock Equivalents were valued using a Monte Carlo simulation model, which is calculated using Level 3 inputs. The primary unobservable inputs utilized in determining the fair value of the Earnout and Preferred Stock Equivalents are the expected volatility of the Class A Common Stock and the revenue levels of Engine.

The following table presents the quantitative information and certain assumptions regarding Level 3 fair value measurement of the Earnout and Preferred Stock Equivalents:

	December 31, 2022
Expected Volatility	105%
Expected Dividend – Class A Common Stock	—
Expected Term in Years	5.00
Risk Free Interest Rate	3.93%

In May 2023, the Earnout was settled through the issuance of 4,354,092 shares of Series A Preferred Stock, with cash paid in lieu of any fractional shares of Series A Preferred Stock. Cash payments relating to the settlement of the Earnout were $459.

In June 2023, the Preferred Stock Equivalents were settled through the issuance of 23,453 shares of Class A Common Stock, with cash paid in lieu of any fractional shares of Class A Common Stock. Cash payments relating to the settlement of the Preferred Stock Equivalents were $307. Upon the Automatic Conversion Event, the MoneyLion

(amounts in thousands, except share and per share amounts or as otherwise indicated)

15. MERGERS AND ACQUISITIONS (cont.)

Inc. Preferred Share Dividend Replacement Program governing the Preferred Stock Equivalents immediately and automatically terminated in accordance with its terms, following which all Preferred Stock Equivalents were forfeited.

The Company's pro forma revenue and net loss for the twelve months ended December 31, 2022 below have been prepared as if Even Financial Inc. had been purchased on January 1, 2022. The Company made certain pro forma adjustments related to amortization of intangible assets, intercompany activity and interest expense.

	Twelve Months Ended December 31, 2022
	(unaudited)
Revenue	$ 349,844
Net loss	$ (193,495)

The unaudited pro forma financial information above is not necessarily indicative of what the Company's consolidated results actually would have been if the Engine Acquisition had been completed at January 1, 2022. In addition, the unaudited pro forma information above does not attempt to project the Company's future results.

MALKA — On November 15, 2021, MoneyLion completed the MALKA Acquisition. MALKA forms the basis of MoneyLion's media division and provides MoneyLion with the creative capabilities to produce and deliver engaging and dynamic content in support of MoneyLion's product and service offerings. MALKA also offers creative media and brand content services to clients in MoneyLion's Enterprise business.

The unsettled restricted shares payable relating to the MALKA Acquisition earnout and the related make-whole were valued at $2,444 as of December 31, 2022 and were settled during the first quarter of 2023. The $180 and $4,867 decline in fair value for the twelve months ended December 31, 2023 and 2022, respectively, were included on the consolidated statements of operations as a component of the change in fair value of contingent consideration from mergers and acquisitions. The restricted shares payable based on 2021 and 2022 operating performance were valued based on the Class A Common Stock price per share as of December 31, 2022.

16. RELATED PARTIES

In the ordinary course of business, we may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as "related parties").

The Company is party to an Amended and Restated Marketing Consulting Agreement, dated as of May 11, 2021 and as amended from time to time (the "Marketing Consulting Agreement"), with LeadGen Data Services LLC ("LeadGen"), pursuant to which LeadGen provides the Company with certain marketing, consumer acquisition, lead generation and other consulting services. A significant stockholder has an indirect financial interest in LeadGen. For the year ended December 31, 2023 and 2022, MoneyLion incurred expenses of $547 and $12,377, respectively, to LeadGen and earned $6,749 and $15,709 of revenue under the Marketing Consulting Agreement. As of December 31, 2023 and 2022, the net receivable owed to the Company from LeadGen was $1,088 and $867, respectively.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 7, 2024, the date on which these consolidated financial statements were available to be issued, and concluded that the following subsequent events were required to be disclosed:

On February 20, 2024, the Company entered into an approximately six year sublease which secured an additional 35,384 square feet of rental space in New York, New York.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.   Controls and Procedures

Restatement of Q3 2021 Financial Statements

On March 10, 2022, the Company filed Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021 (the "Q3 10-Q/A") in order to restate (the "Q3 2021 Restatement") the financial statements and related financial information contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, originally filed with the SEC on November 15, 2021, arising from:

- the manner in which the Company accounted for the conversion of subordinated convertible notes and exercise of stock warrants into equity in connection with the Business Combination, as the subordinated convertible notes and the stock warrants should have been marked to fair value as of when the Business Combination closed, with the related change in fair value recorded in operating expenses before the liabilities were reclassified to equity, instead of reclassifying these liabilities to equity based on their June 30, 2021 fair value measurement; and

- the failure to include the impact of dilutive securities in the calculation of diluted net income per share for the three months ended September 30, 2021.

Further information about the Q3 2021 Restatement is described in the Q3 10-Q/A, filed with the SEC on March 10, 2022.

Restatement of FY 2021 and Q1 2022 Financial Statements

On August 11, 2022, the Company filed (a) Amendment No. 1 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021 (the "FY 2021 10-K/A") in order to restate (the "FY 2021 Restatement") the financial statements and related financial information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, originally filed with the SEC on March 17, 2022, and (b) Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2022 (the "Q1 2022 10-Q/A") in order to restate (the "Q1 2022 Restatement" and together with the Q3 2021 Restatement and the FY 2021 Restatement, the "Restatements") the financial statements and related financial information contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, originally filed with the SEC on May 16, 2022, in each case arising from the manner in which the Company classified and accounted for the make-whole provision (the "Closing Make-Whole Provision") relating to certain Class A Common Stock consideration paid and payable to the sellers of MALKA in connection with the closing of the MALKA Acquisition, as the Closing Make-Whole Provision should have been classified as a liability within the scope of Accounting Standards Codification 480, Distinguishing Liabilities from Equity, as of the closing date of the MALKA Acquisition, with subsequent changes in the fair value of such liability recorded in the consolidated statement of operations under change in fair value of contingent consideration from mergers and acquisitions. Further information about the FY 2021 Restatement and the Q1 2022 Restatement is described in the FY 2021 10-K/A and Q1 2022 10-Q/A, respectively, each filed with the SEC on August 11, 2022.

Remediation of Previously Reported Material Weaknesses

As previously disclosed, we determined that the Restatements described above, as well as the prior restatement of our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019 with respect to the treatment of the noncontrolling interests attributable to the Class B investors of IIA, resulted from a material weakness in our internal control over financial reporting, as we did not maintain an effective control environment as controls over technical and complex accounting did not operate as expected. Subsequently, during the audit of our financial statements for the year ended December 31, 2022, our auditors identified control deficiencies in our internal control over financial reporting as a result of a lack of properly designed controls related to the calculation of the fair value of our reporting unit undertaken as a part of goodwill impairment testing as of December 31, 2022.

In addition to the foregoing material weakness, in connection with our assessment of our controls for the year ended December 31, 2022, as previously disclosed, we identified a separate material weakness in our internal control over financial reporting as of December 31, 2022 relating to a lack of properly designed controls, as well as insufficient written policies and procedures, in connection with our Enterprise revenue recognition accounting in accordance with standards under Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*.

As a result of the actions taken by the Company to enhance the Company's internal control over financial reporting, as described further below, management has concluded that each of the material weaknesses described above was remediated as of December 31, 2023.

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our current Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in providing reasonable assurance that the information required for disclosure in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to Company management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting, other than as described below with respect to our remediation efforts.

In connection with our remediation of the material weaknesses as described above, we added additional resources intended to enhance our accounting and financial reporting functions, including hiring additional qualified personnel with technical expertise. We also designed formal processes in consultation with our third-party professional advisors, including formalizing our control evidence and processes, that are intended to ensure a sufficient level of precision is embedded in all financial reporting control activities. In addition, we enhanced the supervisory review of accounting procedures in financial reporting and expanded and improved our review process for complex securities and transactions and related accounting standards. We completed the remediation as of December 31, 2023.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). As of the end of the period covered by this Annual Report, management performed, with the participation of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), an evaluation of the effectiveness of the company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, was conducted based on the criteria set forth in Internal

Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting for as long as we are an "emerging growth company" pursuant to the provisions of the JOBS Act.

Item 9B.   Other Information

During the quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1 under the Exchange Act) of the Company adopted or terminated a Rule 10b5-1 trading plan or adopted or terminated a non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408(a) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 11.   Executive Compensation

The information required by Item 11 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the headings "Executive and Director Compensation," "Executive Compensation Arrangements" and "Director Compensation."

Item 12.   Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters

The information required by Item 12 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the heading "Beneficial Ownership of Securities."

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the headings "Certain Relationships and Related Party Transactions" and "Director Independence."

Item 14.   Principal Accountant Fees and Services

The information required by Item 14 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual General Meeting of Shareholders under the heading "Audit Fee Disclosure."

Item 15.   Exhibits and Financial Statement Schedules

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, the representations, warranties, covenants and agreements contained in such exhibits were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Unless otherwise explicitly stated therein, investors and security holders are not third-party beneficiaries under any of the agreements attached as exhibits hereto and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its affiliates or businesses. Moreover, the assertions embodied in the representations and warranties contained in each such agreement are qualified by information in confidential disclosure letters or schedules that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the respective dates of such agreements, which subsequent information may or may not be fully reflected in the Company's public disclosures.

Exhibit No.	Description
2.1†	Merger Agreement, dated as of February 11, 2021, by and among Fusion Acquisition Corp., ML Merger Sub Inc. and MoneyLion Inc. (incorporated by reference to Exhibit 2.1 of Fusion Acquisition Corp.'s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on August 30, 2021).
2.1.1	Amendment No. 1 to Merger Agreement, dated as of June 28, 2021, by and among MoneyLion Inc., Fusion Acquisition Corp. and ML Merger Sub Inc. (incorporated by reference to Exhibit 2.2 of Fusion Acquisition Corp.'s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on August 30, 2021).
2.1.2	Amendment No. 2 to Merger Agreement, dated as of September 4, 2021, by and among MoneyLion Inc., Fusion Acquisition Corp. and ML Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Fusion Acquisition Corp.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on September 8, 2021).
2.2†	Agreement and Plan of Merger, dated as of December 15, 2021, by and among MoneyLion Inc., Epsilon Merger Sub Inc., Even Financial Inc. and Fortis Advisors LLC (incorporated by reference to Exhibit 2.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on December 21, 2021).
2.3†	Amended and Restated Agreement and Plan of Merger, dated as of February 17, 2022, by and among MoneyLion Inc., Epsilon Merger Sub Inc., Even Financial Inc. and Fortis Advisors LLC (incorporated by reference to Exhibit 2.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on February 17, 2022).
3.1	Fourth Amended and Restated Certificate of Incorporation of MoneyLion Inc. (incorporated by reference to Exhibit 3.1 to MoneyLion Inc.'s Registration Statement on Form S-1 (File 333-260254), filed with the SEC on October 14, 2021).
3.1.1	Certificate of Amendment to the MoneyLion Inc. Fourth Amended and Restated Certificate of Incorporation of MoneyLion Inc. (incorporated by reference to Exhibit 3.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on April 24, 2023).
3.2	Amended and Restated Bylaws of MoneyLion Inc. (incorporated by reference to Exhibit 3.2 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 16, 2023).
3.3	Certificate of Designation of Series A Convertible Preferred Stock, dated February 15, 2022 (incorporated by reference to Exhibit 3.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on February 17, 2022).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Fusion Acquisition Corp.'s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on June 29, 2021).

Exhibit No.	Description
4.2	Warrant Agreement, dated as of June 25, 2020, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Fusion Acquisition Corp.'s Current Report on Form 8-K filed with the SEC on June 30, 2020).
4.3*	Description of Securities.
10.1	Registration Rights Agreement, dated as of September 22, 2021, by and among MoneyLion Inc., Fusion Sponsor LLC and certain stockholders and affiliates of MoneyLion Inc. (incorporated by reference to Exhibit 10.3 to MoneyLion Inc.'s Registration Statement on Form S-1 (File 333-260254), filed with the SEC on October 14, 2021).
10.2+	MoneyLion Inc. Amended and Restated Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to MoneyLion Inc.'s Registration Statement on Form S-1 (File 333-260254), filed with the SEC on July 1, 2022).
10.3+	MoneyLion Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to MoneyLion Inc.'s Registration Statement on Form S-1 (File 333-260254), filed with the SEC on October 14, 2021).
10.4†	Credit Agreement, dated as of March 24, 2022, by and among MoneyLion Technologies Inc., as borrower, the various financial institutions party thereto, as lenders, and Monroe Capital Management Advisors, LLC, as administrative agent and lead arranger (incorporated by reference to Exhibit 10.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on March 30, 2022).
10.4.1†	Amendment No. 1 to Credit Agreement, dated as of March 30, 2023, by and among MoneyLion Technologies Inc., as borrower, the various financial institutions party thereto, as lenders, and Monroe Capital Management Advisors, LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to MoneyLion Inc.'s Quarterly Report on Form 10-Q (File 001-39346), filed with the SEC on May 9, 2023).
10.4.2†	Amendment No. 2 to Credit Agreement, dated as of April 28, 2023, by and among MoneyLion Technologies Inc., as borrower, the various financial institutions party thereto, as lenders, and Monroe Capital Management Advisors, LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on May 4, 2023).
10.5†	Amended and Restated Carrying Agreement, dated October 29, 2020, by and among DriveWealth, LLC and ML Wealth, LLC (incorporated by reference to Exhibit 10.5 of Fusion Acquisition Corp.'s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on May 10, 2021).
10.5.1†	Amendment No. 1 to the Amended and Restated Carrying Agreement, dated March 31, 2021, by and between DriveWealth, LLC and ML Wealth, LLC (incorporated by reference to Exhibit 10.5 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 17, 2022).
10.5.2†	Amendment No. 2 to the Amended and Restated Carrying Agreement, dated December 6, 2021, by and between DriveWealth, LLC and ML Wealth, LLC incorporated by reference to Exhibit 10.6 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 17, 2022).
10.5.3†	Amendment No. 3 to the Amended and Restated Carrying Agreement, dated September 15, 2023, by and between DriveWealth, LLC and ML Wealth, LLC (incorporated by reference to Exhibit 10.1 to MoneyLion Inc.'s Quarterly Report on Form 10-Q (File 001-39346), filed with the SEC on November 7, 2023).
10.6†	Account Servicing Agreement, dated January 14, 2020, by and among ML Plus LLC and MetaBank, dba Meta Payment Systems. (incorporated by reference to Exhibit 10.6 of Fusion Acquisition Corp.'s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on May 10, 2021).
10.6.1†	First Amendment to Account Servicing Agreement, dated December 8, 2021, by and between ML Plus LLC and MetaBank, N.A. (incorporated by reference to Exhibit 10.8 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 17, 2022).
10.6.2	Second Amendment to Account Servicing Agreement, dated as of September 6, 2022, by and between ML Plus LLC and Pathward, N.A. (f/k/a MetaBank, N.A.) (incorporated by reference to Exhibit 10.1 of MoneyLion Inc.'s Quarterly Report on Form 10-Q (File No. 001-39346), filed with the SEC on November 10, 2022).
10.7†	Service Agreement, dated March 16, 2020, by and among ML Plus LLC and Galileo Financial Technologies, Inc. (f/k/a Galileo Processing, Inc.) (incorporated by reference to Exhibit 10.10 of Fusion Acquisition Corp.'s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on May 10, 2021).

Exhibit No.	Description
10.8	Forms of Support Agreement (incorporated by reference to Exhibit 10.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on December 21, 2021).
10.9+	MoneyLion Inc. Outside Director Compensation Program (incorporated by reference to Exhibit 10.14 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 17, 2022).
10.10+	Employment Agreement, dated as of March 14, 2022, by and between MoneyLion Inc. and Diwakar Choubey (incorporated by reference to Exhibit 10.1 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on March 18, 2022).
10.11+	Employment Agreement, dated as of March 14, 2022, by and between MoneyLion Inc. and Richard Correia (incorporated by reference to Exhibit 10.2 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on March 18, 2022).
10.12+	Employment Agreement, dated as of March 14, 2022, by and between MoneyLion Inc. and Timmie Hong (incorporated by reference to Exhibit 10.3 to MoneyLion Inc.'s Current Report on Form 8-K (File 001-39346), filed with the SEC on March 18, 2022).
10.13+	Form of PSU Grant Agreement (Share Price) (incorporated by reference to Exhibit 10.1 of MoneyLion Inc.'s Current Report on Form 8-K (File No. 001-39346), filed with the SEC on August 29, 2023).
10.14+	Form of RSU Grant Agreement (incorporated by reference to Exhibit 10.17 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 16, 2023).
10.15+	Form of PSU Grant Agreement (Annual) (incorporated by reference to Exhibit 10.18 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 16, 2023).
14.1	Code of Business Conduct and Ethics of MoneyLion Inc. (incorporated by reference to Exhibit 14.1 of MoneyLion Inc.'s Annual Report on Form 10-K (File No. 001-39346), filed with the SEC on March 16, 2023).
21.1*	List of Subsidiaries of MoneyLion Inc.
23.1*	Consent of RSM US LLP independent registered public accounting firm to MoneyLion Inc.
24.1*	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).
31.1*	Certification of the Chief Executive Officer pursuant to Exchange Act Rules Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Exchange Act Rules Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	MoneyLion Inc. Financial Restatement Compensation Recoupment Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document.
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

---

*   Filed herewith.

**   The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

\+   Management contract or compensatory plan or arrangement.

†   Certain schedules and exhibits to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5), or certain portions of this exhibit have been redacted pursuant to Regulation S-K Item 601(b)(iv).

Item 16.   Form 10-K Summary

The Company has elected not to include a Form 10-K summary under this Item 16.


SIGNATURES


Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MONEYLION INC.


Date: March 7, 2024	By:	/s/ Richard Correia
		Richard Correia
		President, Chief Financial Officer and Treasurer


POWER OF ATTORNEY


KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Diwakar Choubey and Richard Correia, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 7, 2024.

Name	Position
/s/ Diwakar Choubey	Chief Executive Officer and Director
Diwakar Choubey	(Principal Executive Officer)
/s/ Richard Correia	President, Chief Financial Officer and Treasurer
Richard Correia	(Principal Financial Officer)
/s/ Mark Torossian	Chief Accounting Officer
Mark Torossian	(Principal Accounting Officer)
/s/ John Chrystal	Chairman of the Board
John Chrystal	
/s/ Dwight L. Bush	Director
Dwight L. Bush	
/s/ Matt Derella	Director
Matt Derella	
/s/ Jeff Gary	Director
Jeff Gary	
/s/ Lisa Gersh	Director
Lisa Gersh	
/s/ Annette Nazareth	Director
Annette Nazareth	
/s/ Michael Paull	Director
Michael Paull	
/s/ Chris Sugden	Director
Chris Sugden	

CORPORATE INFORMATION

MoneyLion Inc.
249-245 West 17th Street, Floor 4
New York, NY 10011


BOARD OF DIRECTORS

John Chrystal
Chair

Diwakar (Dee) Choubey

Dwight Bush

Matt Derella

Jeffrey Gary

Lisa Gersh

Annette Nazareth

Michael Paull

Chris Sugden

EXECUTIVE OFFICERS

Diwakar (Dee) Choubey
Chief Executive Officer

Richard (Rick) Correia
President, Chief Financial Officer and Treasurer

Timmie (Tim) Hong
Chief Product Officer

Mark Torossian
Chief Accounting Officer

Adam VanWagner
Chief Legal Officer and Secretary

STOCK EXCHANGE LISTING

New York Stock Exchange
Ticker Symbol: ML

TRANSFER AGENT

Continental Stock Transfer &
Trust Company
1 State Street, 30th Floor
New York, NY 10004

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP
5444 Wade Park Blvd, Suite 350
Raleigh, NC 27607

INVESTOR RELATIONS

ir@moneylion.com
investors.moneylion.com

The Company's press releases, periodic reports and other information can be accessed through the Company's website at moneylion.com.






MoneyLion®